2024 ANNUAL REPORT

# BOUNDLESS

**AAON**

## Breathing Life Into Tomorrow

All around the globe, in spaces where we gather, dream, learn, and grow, our solutions work invisibly to make life better.

For decades, we've been the quiet force engineering not just equipment but experiences.

Our team of visionaries sees beyond metal and mechanics to the families celebrating holidays, the students discovering ideas, and to the professionals advancing industries.

We push boundaries because we understand that comfortable spaces help to create endless possibility. Our systems hum with purpose, serving our greater mission: to enhance the moments that matter most, while preserving essential resources for generations to come.

We are AAON. We lead the charge in advancing HVAC innovation our world depends on. Creating comfortable, sustainable environments today, for all the dreams of tomorrow.





AAON is a leader in HVAC solutions for commercial and industrial indoor environments. Our unique approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value.



BASX designs and builds custom, modular thermal management solutions that provide the highest efficiency and best performance. Unlike others, BASX isn't in the business of selling a rigid system of products. We're in the business of selling solutions.

# A Year of Strategic Transformation and Extraordinary Growth

# From the Chief Executive Officer

**2024 marked a year of strategic positioning for AAON, with both significant triumphs and temporary headwinds.**

Following our exceptional performance in 2022–2023, which saw tremendous growth, we anticipated 2024 would be more challenging. The unprecedented refrigerant transition and weaker macroeconomic conditions in the nonresidential construction sector created obstacles for our business. However, despite these challenges, we met our expectations for the year, with overall revenue growth of 2.7%. Our backlog finished the year up 70% to $867.1 million, highlighting the strong demand for our premium solutions.

The BASX brand performed exceptionally well, posting a 35.1% increase in sales, with data center equipment sales growing 85%. Bookings of BASX branded equipment in 2024 were up approximately 100%. BASX also made a significant impact on the data center market with the industry's first large-scale development and sale of a custom-designed liquid cooling solution. To support the tremendous growth opportunities ahead, particularly in the data center market, we invested in approximately one million square feet of additional manufacturing capacity across our facilities in Longview, Texas, and Memphis, Tennessee.

## 2.7%
Overall Revenue Growth

## 35.1%
BASX Increase in Sales



### Driving Market Leadership Through Innovation

AAON's foundation is and has always been built on being the industry's leader in innovation and customization. We maintain the industry's highest class of engineers and solve our customers' problems through configurable and customized solutions. AAON is truly an innovative, customized solutions provider, compared to most of the industry that goes to market with a standard product portfolio.

Our breakthrough in data center liquid cooling exemplifies our commitment to innovation. We developed a custom solution that the industry had never seen before, providing exactly what the customer needed and what our competition couldn't deliver. In the current environment, where the scope and design of data centers are rapidly changing, these engineering and manufacturing capabilities are immensely valuable.

Our Alpha Class air-source heat pump rooftop units represent another area of significant innovation. We are one of just two manufacturers in the industry providing certified air-source heat pump solutions operable down to zero degrees Fahrenheit. In 2025, we will introduce heat pump solutions operable down to negative 20 degrees Fahrenheit, addressing the growing demands for decarbonization and electrification of buildings. Sales of our Alpha Class units in 2024 exceeded $100 million, growing year-over-year by approximately 40%. With increasing demand for this technology, and much of the country requiring this cold climate solution, we believe this business can grow by multiples in the next few years.

*In 2025, we will introduce heat pump solutions operable down to negative 20 degrees Fahrenheit...*



**NEXT GENERATION ALPHA CLASS**

### Seizing the Billion-Dollar Data Center Opportunity

The data center liquid cooling solution we developed last year demonstrates the value of our custom engineering approach. As cloud computing and AI demands evolve, our ability to develop highly technical, fully custom solutions gives us a significant advantage. While other manufacturers might offer standardized cooling systems, we recognize that in the rapidly evolving world of data centers, one size definitely doesn't fit all.

At the end of 2024, our annualized run rate of production of data center equipment amounted to over $187 million. With a growing pipeline of data center development plans and increasing demand for customized solutions, we see this business growing to over $1 billion within a few years. The majority of our record backlog is expected to convert to revenue in 2025, positioning us for accelerated growth this year.

## Expanding Capacity to Support Record Growth

We have added approximately one million square feet of manufacturing space across our Longview, Texas (237,500 sq. ft.) and Memphis, Tennessee (787,000 sq. ft.) facilities. These strategic expansions represent compelling returns on investment, especially considering the demand we anticipate, particularly from the data center market. Additionally, this expansion diversifies AAON's manufacturing footprint, mitigating certain operational risks and allowing us to better serve our growing data center customer base.

The AAON Coil Products (ACP) segment in Longview performed exceptionally well, with sales and gross profits increasing 129.9% and 88.9%, respectively, in the fourth quarter. This performance was largely driven by the commencement of production of the new BASX branded data center liquid cooling product. In a short period, we've added and trained many new team members to scale up this operation and execute at the highest level for our customers.

Our Memphis facility will primarily address the growing demand from the data center market and is projected to create 828 skilled jobs over the next five years. This facility will manufacture various types of thermal management equipment for data centers, including air-cooled systems, computer room air handlers, direct evaporative coolers, and liquid cooling distribution units. While we expect a measured ramp-up of production at our Memphis facility through 2025, we anticipate significant acceleration by the fourth quarter, with 2026 showing substantial production growth.

*...we've added and trained many new team members to scale up this operation and execute at the highest level for our customers.*



*Memphis, TN – Facility*



## Entering 2025 with Strong Fundamentals

While 2024 presented temporary challenges due to the refrigerant transition, the core AAON brand is entering 2025 with positive momentum. True to our founding principles, AAON continues to lead the industry in environmental responsibility by proactively transitioning to the low Global Warming Potential (GWP) refrigerant, R-454B, across our product line. We began accepting orders for R-454B units on January 1, 2024—a full year ahead of the EPA's mandate to discontinue refrigerants with GWPs above 700. Furthermore, with our Alpha Class product family, we lead the industry in the development of heat pump technology. Alpha Class equipment will facilitate an increasing demand for customers decarbonizing and electrifying their buildings.

The fourth quarter was the first in which we only accepted orders for equipment configured with the new refrigerant. As many states' building codes weren't updated to allow R-454B equipment until the fourth quarter, we experienced a steeper downturn in demand than expected. This caused us to slow production more than anticipated, resulting in lower volumes. We believe this slowdown is temporary, and the regulatory impact is behind us. Backlog of AAON branded equipment at the end of 2024 was up 18%, and we expect to return to a normal cadence of business as we move through 2025.

AAON's core brand remains extremely strong. Our semi-custom designed equipment is of the highest quality, best performing, and most energy-efficient in the industry. Moreover, we're proving we can build our traditional equipment more efficiently than anyone, which is reflected in a narrowing price premium and strong margins. With a growing backlog and strong fundamentals, we are poised to accelerate our market share gains as we move through 2025 and beyond.

*...we lead the industry in the development of heat pump technology.*

**Passing the Torch to Continue AAON's Legacy of Excellence**

As I prepare to step down as CEO following AAON's Annual Stockholders' Meeting on May 13, 2025, I reflect on the incredible progress we've made as a company. I'm proud of what we have achieved together and excited for the future that lies ahead under the leadership of Matt Tobolski. I set out to build a leadership team so capable that my services as a leader would no longer be required. We've reached that point, and I can confidently say this is the strongest leadership team AAON has ever seen.

Matt's exceptional talent, broad skill set, and effective leadership give me the utmost confidence in this transition. I have a strong conviction that he will be very successful, and that this transition will be extremely smooth. I look forward to continuing my involvement with AAON as a director, mentor and advisor, supporting the Company as we embark on this exciting new chapter.

Thank you to all of our stakeholders for your ongoing support. We are honored to have each of you with us and look forward to delivering the returns that will justify your continued ownership.



AAON®
Game-changing.
And world-changing.
α ALPHA CLASS™
With proven performance in nearly any climate, AAON Alpha Class is a critical solution that meets the increasing demand for building decarbonization.



# Designed for fresh air.

AAON Delta Class has been dedicated from the beginning.



AAON is always innovating.
Learn more about our dedicated
outdoor air systems (DOAS).



# Timeline

## 1988

AAON, an Oklahoma corporation, was founded.

Purchase of John Zink Air Conditioning Division.





## 1989

AAON purchased, renovated, and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2–140 tons.

## 1990

Listed on NASDAQ Small Cap—Symbol "AAON".

## 1991

Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus.



## 1992

AAON acquires Coils Plus, Inc. and renovates the 110,000 square foot plant in Longview, Texas.



## 1993

Listed on the NASDAQ National Market System.

## 1995

Completed expansion of the Tulsa facility to 332,000 square feet.

## 1996

Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from the Tulsa facility.

## 1998

AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.



## 1999

Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet.

## 2001

Introduced evaporative-cooled condensing energy savings feature.

## 2003

Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

## 2010

AAON RQ Series win ACHR News Dealer Design award.

AAON RN Series rooftop unit named 2010 Product of the Year—Silver by Consulting-Specifying Engineer Magazine.

## 2012

AAON yearly shipments exceed $300 million. 2015

AAON Low Leakage Dampers voted "Product of the Year" by Consulting Specifying Engineer magazine.

## 2015

AAON Low Leakage Dampers voted "Product of the Year" by Consulting Specifying Engineer magazine.



## 2018

AAON acquires WattMaster Controls, Inc.



## 2019

AAON breaks ground on new facility in Longview, Texas.

AAON opens Norman Asbjornson Innovation Center.



## 2020

Founder Norman H. Asbjornson Transitions to Executive Chairman. Gary D. Fields assumes new role as CEO.

AAON exceeds $500 million in sales.

AAON RN Series with Variable Speed Compressors voted "Most Valuable Product".

## 2021

AAON introduces new low ambient air-source heat pump rooftop units.

AAON introduces the AAON Mobile Experience tour trailer.

AAON RZ Series Rooftop Unit named "Product of the Year" by readers of Consulting-Specifying Engineer magazine.

AAON acquires BASX Solutions.

**BASX**

## 2022

AAON Zero Degree Cold Climate AirSource Heat Pumps win ACHR Dealer Design award.

AAON exceeds $880 million in sales.



## 2023

Grand opening of the Customer Exploration Center.

AAON launches Alpha Class.

AAON exceeds $1 billion in sales.



## 2024

AAON launches Delta Class.

BASX launches IRHX —a custom liquid cooling data center solution.

AAON opens new manufacturing plant in Memphis, TN.



"Our semi-custom designed equipment is of the **highest quality**, **best performing**, and **most energy-efficient** in the industry."

—Gary Fields, CEO

# 2024 Summarized Financials and Key Metrics



Net Sales

$1.2B



EBITDA

$272M



Employees

~4.8k

## Net Sales by Segment



**72%** AAON OK
**16%** BASX
**12%** AAON Coil

## Net Sales by Product



**81%** AAON
**19%** BASX

## Net Sales by Region



**97%** Domestic
**3%** Foreign

## Net Sales
dollars in billions



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| $0.9 | $1.2 | **$1.2** |

## Net Sales Growth
percent



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| 66.3% | 31.5% | **2.7%** |

## Gross Profit
dollars in millions



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| $237.6 | $399.0 | **$397.1** |

## Gross Profit Margin
percent



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| 26.7% | 34.1% | **33.1%** |

## Adjusted EBITDA[1]
dollars in millions



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| $162.2 | $281.2 | **$272.2** |

## Adjusted EBITDA Margin[1]
percent



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| 18.3% | 24.1% | **22.7%** |

## R&D
dollars in millions



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| $46.8 | $43.7 | **$47.3** |

## Dividends
dollars per share



| 2022 | 2023 | 2024 |
| --- | --- | --- |
| $.29 | $.32 | **$.32** |

*[1] See page 90 for additional information regarding non-GAAP measures.*

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 10-K

☒    **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐    **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number:  0-18953

## AAON, INC.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Nevada | 87-0448736 |
| (State or other jurisdiction | (IRS Employer |
| of incorporation or organization) | Identification No.) |

2425 South Yukon Ave.,  Tulsa,  Oklahoma     74107
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:  (918) 583-2266

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock | AAON | NASDAQ |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.)

☐ Yes     ☒ No

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant's common stock on the last business day of registrant's most recently completed second quarter June 30, 2024 was $5,801.1 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of February 24, 2025, registrant had an outstanding total of 81,597,289 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive Proxy Statement to be filed in connection with the 2025 Annual Meeting of Stockholders to be held May 13, 2025, incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

# TABLE OF CONTENTS

| Item Number and Caption | | Page Number |
|---|---|---|
| **PART I** | | |

# Forward-Looking Statements

This Annual Report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the Securities and Exchange Commission ("SEC"), news releases, conferences, website postings, presentations or otherwise) includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "confident," "outlook," "project," "should," "will," and variations of such words and other words of similar meaning or similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Important factors that could cause results to differ materially from those in the forward-looking statements include, among others:

- market conditions and customer demand for our products;
- the timing and extent of changes in raw material and component prices;
- naturally-occurring events, pandemics, and other disasters causing disruption to our manufacturing operations, product deliveries and production capacity;
- the impact caused by inflationary cost pressures, national or global health issues, such as the coronavirus pandemic ("COVID-19"), any variants or similar outbreaks (including the response thereto) and their effects on, among other things, demand for our products, supply chain disruptions, our liquidity and financial position, results of operations, stock price, payment of dividends, our ability to secure new orders, our ability to convert backlog to revenue and impacts to the operations status of our facilities;
- natural disasters and extreme weather conditions, including, without limitation, their effects on locations where our products are manufactured;
- the effects of fluctuations in the commercial/industrial new construction market;
- the timing of introduction and market acceptance of new products;
- the timing and extent of changes in interest rates, as well as other competitive factors during the year;
- general economic, market or business conditions;
- creditworthiness of our customers and their access to capital;
- changing technologies;
- the material failure, interruption of service, compromised data or information technology security, phishing emails, cybersecurity breaches or other impacts to our information technology and related systems and networks (including any of the foregoing of third-party vendors and other contractors who provide information technology or other services);
- costs and results of litigation, including trial and appellate costs;
- economic, market or business conditions in the specific industry and market in which our businesses operate;
- future levels of capital expenditures, research and development and indebtedness, including, without limitation, our ability to reduce indebtedness and risks associated with the same;
- legal, regulatory, and environmental issues, including, without limitation, compliance of our products with mandated standards and specifications; and
- integration of acquired businesses and our ability to realize synergies and cost savings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Except as required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events, occurrences or developments after the date on which such statement is made. For a discussion of risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see Item 1A "Risk Factors" included in this Annual Report on Form 10-K, and as otherwise disclosed from time to time in our other filings with the SEC.

**PART I**

**Item 1. Business.**

**Overview**

AAON, Inc., a Nevada corporation, ("AAON Nevada") was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation ("AAON Oklahoma"), AAON Coil Products, Inc., a Texas corporation ("AAON Coil Products"), and BASX, Inc., an Oregon corporation ("BASX"). Unless the context otherwise requires, references in this Annual Report to "AAON", the "Company", "we", "us", "our", or "ours" refer to AAON Nevada and our subsidiaries.

AAON is a leader in heating, ventilation, and air conditioning ("HVAC") solutions for commercial and industrial indoor environments. The Company's unique approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value. AAON is headquartered in Tulsa, Oklahoma, where its world-class innovation center and testing capabilities enable continuous advancement toward a cleaner and more sustainable future.

*Business Segments*

The Company conducts its business through three business segments: AAON Oklahoma, AAON Coil Products, and BASX.

*AAON Oklahoma:* AAON Oklahoma engineers, manufactures and sells semi-custom and custom HVAC systems, designs and manufactures controls solutions, and sells aftermarket parts to customers through retail part stores and online. AAON Oklahoma includes the operations of our Tulsa, Oklahoma, Memphis, Tennessee and Parkville, Missouri manufacturing facilities, two retail locations, and the Norman Asbjornson Innovation Center ("NAIC") research and development laboratory accredited by the Air Movement and Control Association International, Inc. ("AMCA").

With the NAIC, a world-class research and development ("R&D") laboratory in Tulsa, Oklahoma, our products are continuously tested under a variety of extreme environmental conditions to ensure they deliver the ultimate performance, efficiency, and value.

Also located in Tulsa, Oklahoma, our cutting-edge Exploration Center showcases the engineering, design attributes, and premium build quality of our equipment side-by-side the market alternatives.

*AAON Coil Products:* AAON Coil Products engineers and manufactures a selection of our semi-custom, and custom HVAC systems as well as a variety of heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma, AAON Coil Products, and BASX. AAON Coil Products consists of operations at our Longview, Texas manufacturing facilities. BASX branded products are also manufactured in Longview.

*BASX:* BASX engineers, manufactures, and sells an array of custom, high-performance cooling solutions for the rapidly growing hyperscale data center market, ventilation solutions for cleanroom environments in the bio-pharmaceutical, semiconductor, medical and agriculture markets, and highly custom, air handlers and modular solutions for a vast array of markets. BASX consists of operations at our Redmond, Oregon manufacturing facilities.

For more information on our business segments' financial position and results of operations, refer to Note 23, "Segments," of the Notes to Consolidated Financial Statements.

*Business and Marketing Strategy*

Our products serve the commercial, industrial, data center, and cleanroom markets within the HVAC equipment industry. Our strategy involves mass semi-customization leveraging flexible computer-aided manufacturing systems to produce highly configurable equipment. We differentiate from other HVAC manufacturers by combining the low unit costs of mass production processes with the flexibility of individual customization.

Through a collaborative effort with our network of independent sales representatives, we engineer and manufacture products and systems that best serve the buyer's unique needs and applications.

Our go-to-market strategy is centered around customers and markets that demand HVAC equipment with extraordinary performance and durability, greater energy efficiency, and best overall value. We manufacture equipment with more configurability than other "standard" offerings found in the HVAC equipment industry and we do not manufacture equipment that has not been pre-specified by our customers.

Since day one, AAON has been dedicated to manufacturing and product leadership with innovation through R&D with a specific emphasis on energy performance, durability, efficiency, and indoor air quality.

As a result of our strategy to engineer and manufacture innovative HVAC products of the highest performance, efficiency, and value, we are naturally committed to meeting regulatory and certification standards of the relevant standard setting bodies, including the Air-Conditioning, Heating, and Refrigeration Institute ("AHRI"); the American National Standards Institute ("ANSI"); American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"); the Air Movement and Control Association ("AMCA") and the International Organization for Standardization ("ISO").

To date, our sales have been primarily derived from the domestic market. Foreign sales accounted for approximately $30.1 million, $39.9 million, and $27.6 million of our net sales in 2024, 2023, and 2022, respectively. As a percentage of net sales, foreign sales accounted for approximately 2.5%, 3.4%, and 3.1% of our net sales in each of those years, respectively.

### Products - AAON Brand

AAON branded products are manufactured for, and installed on or beside, commercial and industrial buildings of all sizes.

The total addressable market for AAON branded products is determined primarily by the number of new commercial and industrial building projects and the replacement demand from existing commercial and industrial buildings.

The commercial and industrial new construction markets are subject to cyclical fluctuations in that they generally lag behind the housing market. The housing market, in turn, is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, the state of the economy and other macroeconomic factors. When new construction is down, we emphasize the replacement market. The ratio of sales for new construction versus replacement is related to various factors. Generally, the cyclical nature of the new construction market impacts this ratio the most over an economic cycle.

Our flagship products consist of a single-unit system that generates heating and cooling in a self-contained cabinet, referred to in the industry as "unitary product." The majority of our unitary products are installed on the rooftop of commercial and industrial buildings and structures. These are known in the industry as "rooftop units," or ("RTUs").

Other finished products include air-source heat pumps, air handling units, condensing units, makeup air units, energy recovery units, geothermal/water-source heat pumps, coils, and controls.

All AAON branded products are created by assembling a combination of sheet metal and tubing fabrication components and pre-manufactured/purchased components such as coils, compressors, fans, and control systems. All products undergo rigorous end-of-line testing and inspection prior to being shipped to customers.

We offer three groups of RTUs: the RQ Series, consisting of five cooling sizes ranging from two to five tons; the RN Series, offered in 26 cooling sizes ranging from six to 140 tons; and the RZ Series, which is offered in 15 cooling sizes ranging from 45 to 261 tons.

When configured as Air-Source Heat Pumps ("ASHP"), the RQ and RN Series (two to 50 tons), are capable of operating in ambient outside temperatures as low as zero degrees Fahrenheit.

This class of products, known as AAON Alpha Class™, is a critical, industry-leading solution that meets the increasing demand for commercial building decarbonization. Utilizing unrivaled engineering prowess and cutting-edge compressor technology, AAON Alpha Class™ provides energy-efficient heating and cooling throughout the year in virtually any climate.

In addition to our flagship packaged RTUs, we offer a variety of products to meet various market needs:

Our SA, SB, and M2 Series consist of indoor packaged, water-cooled or geothermal/water-source heat pump self-contained units with cooling capacities of three to 70 tons.

Our condensing unit, the CF Series, is available from two to 70 tons and can be configured as an Alpha Class ASHP.

Our air handling units consist of the indoor H3 and V3 Series and the modular M2 Series, as well as air handling unit configurations of the RQ, RN, RZ, and SA Series units.

Our energy recovery option applicable to our RQ, RN, RZ, and SB units, as well as our H3, V3, and M2 Series air handling units, responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products.

Our RN, RQ, M2, and SB Series geothermal/water-source heat pumps are AHRI certified in accordance with ANSI/AHRI/ASHRAE/ISO 13256.

Our unitary air conditioners and heat pumps (RQ and RN Series) are certified with AHRI and the US Department of Energy ("DOE") to ANSI/AHRI 210/240 up to five tons capacity and ANSI/AHRI 340/360 from five to 63 tons capacity.

Performance characteristics of our products range in cooling capacity from two to 261 tons and in heating capacity from 24,000 to 4,500,000 British Thermal Units ("BTUs").

Many of our products far exceed DOE minimum efficiency standards and are among the highest efficiency products currently available in the market.

A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units.

Our packaged RTUs with two stage, digital, or variable speed compressors are optimized with high-efficiency evaporator and condenser coils and variable speed fans, leading to an AHRI Certified performance up to 18.0 Seasonal Energy Efficiency Ratio 2 ("SEER2") and 22.8 integrated energy efficiency ratio ("IEER"). AAON H3/V3 Series energy recovery wheel air handling units provide energy-efficient 100% outside air ventilation by recovering energy that would otherwise be exhausted from a building.

In addition to the equipment we manufacture, we design and produce high-performance controls solutions that enhance our equipment's unique features and capabilities. Our controls division provides factory-developed and tested control options for Variable Air Volume, Make-Up Air, Single Zone VAV, Constant Volume, and Zoning systems associated with our products and other HVAC-related equipment.

We offer several controls options: the Orion Controller, factory-installed customer provided controls, and terminal block for field-installed controls. Most of our controls are Underwriters Laboratories category ZPVI2 compliant and BACnet Testing Laboratories certified which ensures our products meet internationally recognized standards for safety, traceability, conformance, and production quality. Our economizer function is California Title 24 certified to minimize energy consumption. Our proven sequences of operation optimize the performance of our HVAC units.

Out of the box, our controls are user-friendly and configurable to provide a variety of HVAC unit application options, in addition, we are able to customize our controls to meet customers' unique requirements.

### Products - BASX Brand

As a full complement to our AAON branded products, our BASX branded products are highly customized to meet the expectations of even the most discerning customers.

Our data center cooling solutions are focused on providing highly configurable, purpose-built equipment with an emphasis on efficiency, performance, speed of deployment, and build-quality. High-performance air-cooled heat rejection solutions are provided with waterside economizers (with optional adiabatic assisted cooling) and are designed to integrate with high-density computing systems requiring direct to chip liquid cooling.

Additionally, our perimeter gallery thermal management solutions include direct evaporative coolers, fan coil walls, and computer room air handling ("CRAH") units. White space solutions for a close-coupled IT load management approach include overhead fan coils and in-row coolers. Packaged solutions include coupled economizing chillers with integrated air handling and packaged direct expansion ("DX") solutions with airside economizers.

Our cleanroom products are built to provide environmental control serving critical processes and high-fidelity control for precise industry requirements. Process cooling solutions include recirculation air handling units and make up air handling units, including the integration of piping systems and controls. Environmental control solutions include modular cleanroom environments, fan filter units, filtered ceiling grids with integral flush mount lighting, pressurized plenums with integral ceiling grids, and hospital surgical suites.

Our BASX branded custom air handling products are primarily used in commercial, industrial, healthcare, and institutional facilities employing chilled water cooling, packaged direct expansion, hydronic heating, indirect gas direct heat, humidification, dehumidification, filtration, and integrated controls. BASX manufactures plenum fans for integration into air handling units and replacement applications. BASX also offers integrated sound performance solutions.

### Air Quality Products

ASHRAE, a professional association with a goal of advancing HVAC systems designs and construction, established an Epidemic Task Force in 2020 and determined several recommendations to mitigate the spread of the virus, including humidity control, air filtration, increased outdoor air ventilation, and air disinfection.

*Humidity control* - We continue to lead the market in developing energy-efficient humidity control with the use of variable capacity compressors and modulating hot gas reheat. Designing HVAC systems with superior humidity control allows building management to maintain ASHRAE's recommended ambient relative humidity levels of 40%-60%, the ideal level to inactivate viruses in the air and on surfaces.

*Air Filtration* - Our standard design uses a backward curved fan wheel, which can accommodate higher airflow and static pressure required for the ASHRAE recommended MERV 13 filtration, the minimum filter level for virus mitigation, with very little reconfiguration. Prior to 2020, a vast majority of commercial buildings used filtration levels of MERV 4 to MERV 8, which has always been acceptable for filtering out typical particulates in the air stream.

*Outdoor Air Ventilation* - Our innovative use of energy recovery wheels and energy recovery plates combined with its superior humidity control design can help building management follow outdoor ventilation air recommendations while limiting an increase of energy usage and maintaining recommended humidity levels. AAON's Delta Class™ products provide industry leading cooling, dehumidification, and heating options for high percentage outdoor air applications to promote better indoor air quality while minimizing energy consumption.

On October 31st, 2022, the DOE released its final ruling concerning direct expansion-dedicated outdoor air systems ("DX-DOAS"). These are systems that condition primarily fresh outside air streams to maintain space comfort and air quality.

On May 1, 2024, the DOE began regulating the efficiency of dedicated outdoor air units separately from other comfort cooling systems. AHRI will begin certifying the performance of DX-DOAS equipment in 2025. AAON perceives this as an advantage because our equipment is designed for higher energy efficiency and superior part load and dehumidification performance than competitors who focus on the initial sale price of their equipment or do not participate in the certification programs offered by AHRI.

*Air Disinfection* - Our basic design characteristics allow for an easy installation of ultraviolet lighting equipment. In addition to this equipment offered as options in new units sold, our basic design characteristics allow for easy installation in units already used in the field.

Overall, we are well positioned to accommodate the heightened demand for features that can help mitigate virus transmission and improve indoor air quality. The features that ASHRAE recommends require premium designs and configurations that are standard in our units. As a result, we are able to incorporate air quality features into our units at a minimal price premium and with no delivery delay.

### Representatives

As of December 31, 2024, we employ a sales staff of 81 individuals and utilize approximately 55 independent manufacturer representatives' organizations ("Representatives") having 132 offices to market our products primarily in the United States and Canada. Sales are made directly to the contractor or end user, with shipments made from our Tulsa, Oklahoma, Longview, Texas, Parkville, Missouri, or Redmond, Oregon facilities to the job site. Shipments from our new Memphis, Tennessee plant are expected to start in early 2025.

Historically, our products and sales strategy focused on niche markets and applications. However, market trends related to the COVID-19 pandemic and indoor air quality, decarbonization and energy efficiency, and higher energy prices, have positioned us to focus on a wider spectrum of the nonresidential HVAC equipment industry. The targeted markets for our equipment are customers seeking products of higher performance and better quality than those offered, and/or options not offered, by standardized manufacturers.

To support and service our customers and the ultimate consumer, we provide parts availability through our Representatives' sales offices, as well as our two Tulsa, Oklahoma operated retail parts stores, to serve the local markets. We also have factory service organizations at each of our facilities. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/or normal service to customers.

We have a program focused on increasing service capabilities across our North America Representative network, to ensure we collectively support our customers across North America. We work closely with our Representatives to develop and support business plans, develop leadership capabilities, and provide technician training to our representatives and selected contractors. All of which creates a cohesive network of service organizations to better meet the operational and maintenance needs of our customer base.

### Warranties

Our product warranty policy is the earlier of one year from the date of first use or 18 months from the date of shipment for parts only, including controls; 18 months for data center cooling solutions and cleanroom systems; five years for compressors; 15 years on aluminized steel gas-fired heat exchangers; 25 years on stainless steel heat exchangers; and ten years on gas-fired heat exchangers in our historical RL products. Our warranty policy for the RQ series covers parts for two years from the date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

### Major Customers

For the years-ended December 31, 2024, 2023, and 2022, Texas AirSystems accounted for approximately 16.4%, 13.8%, and 12.4% of our sales, respectively. Through portfolio groups, Meriton has an ownership interest in Texas AirSystems and certain other of our sales representatives. The aggregate sales percentages through Meriton-affiliated groups that are in addition to Texas AirSystems' sales for the years-ended December 31, 2024, 2023, and 2022 accounted for an additional 8.0%, 2.3%, and 1.4%, respectively.

Two other similar groups, Ambient and AIR Control Concepts, share common ownership of some of our other sales representatives through portfolio groups and for the year-ended December 31, 2024, aggregate sales through their portfolio groups accounted for approximately 14.9% and 9.2% of our sales, respectively. In 2023, aggregate sales for Ambient and AIR Control Concepts accounted for approximately 11.5% and 10.2% of our sales, respectively. Sales through the portfolio groups of either Ambient or AIR Control Concepts did not account for 10% or more of our sales for any years-ended prior to December 31, 2023. No other customers or portfolio groups accounted for more than 10% or more of our sales for the years ended December 31, 2024, and 2023, respectively.

### Backlog

Our backlog as of February 1, 2025 was approximately $842.3 million. Management considers the orders that make up the backlog to be firm commitments with minimal risk of cancellation. This is consistent with historical trends as we rarely receive cancellations, even during recessionary times. Nonetheless, orders are subject to cancellation, in which case, cancellation charges apply up to the full price of the equipment. After an order is deemed firm and is entered into the backlog, lead times to fulfill orders for AAON branded products is generally around 10 - 12 weeks. Orders for BASX branded product, including orders built at AAON Coil Products' Longview location, are typically placed months in advance of requested delivery to secure production for those projects. As a result, portions of the BASX branded product backlog do not turn over within typical lead times for AAON branded products.

*Competition*

Our AAON branded products primarily compete with Lennox (Lennox International, Inc.), Trane (Trane Technologies plc), York International (Johnson Controls International PLC), Carrier (Carrier Global Corporation), and Daikin (Daikin Industries). Our BASX branded products primarily compete with Vertiv (Vertiv Holdings Co.), STULZ (STULZ Air Technology Systems, Inc.), Munters, Silent Aire (Johnson Controls International PLC), Nortek (Nortek Air Solutions), Modine (Modine Manufacturing Co.) and Engineered Air.

All of our publicly traded competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, reliability, product line recognition, and acceptability of sales outlets. Historically, our premium equipment was sold at a higher average price compared to most of the competition. In the replacement market and other owner-controlled purchases, we have been successful at taking market share due to the total value proposition and lower cost of ownership our products provide to building owners over the life span of the equipment. In the new construction market where the contractor is the purchasing decision maker, we were often at a competitive disadvantage because of the emphasis placed on initial cost. However, due to operational efficiency improvements we made over the last several years, the cost of our semi-custom equipment is more comparable to the standard equipment market. As a result, the value proposition of our higher-quality equipment is now more attractive, making us more competitive in both the new construction and replacement markets.

**Resources**

*Sources and Availability of Raw Materials*

The most important materials we purchase are steel, copper, and aluminum. We also purchase from other manufacturers certain components, including coils, compressors, electric motors, and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

*Working Capital Practices*

Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation and expected supply chain restraints. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $200.0 million and had a $76.5 million outstanding balance at December 31, 2024. Borrowings available under the revolving credit facility at December 31, 2024, were $123.2 million. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future.

*Research and Development*

Our products are engineered for performance, flexibility, and serviceability. This has become a critical factor in competing in the HVAC equipment industry. We must continually develop new and improved products in order to compete effectively and meet evolving regulatory standards in all of our major product lines.

R&D activities have involved the RQ, RN, and RZ (rooftop units), H3, SA, V3, and M2 (air handling units), CF (condensing units), and the SA and SB (self-contained units), as well as component evaluation and refinement, development of control systems and new product development.

Our NAIC research and development laboratory facility includes many unique capabilities, which, to our knowledge, exist nowhere else in the world. A few features of the NAIC include supply, return, and outside sound testing at actual load conditions, testing of up to a 300 ton air conditioning system, up to a 540 ton chiller system, and 80 million BTU/hr of gas heating test capacity. The NAIC carries accreditation from AMCA for standards AMCA 210 (aerodynamic performance rating) & AMCA 300 (reverberant room sound testing). Environmental application testing capabilities include -20 to 130°F testing conditions, up to eight inches per hour rain testing, up to two inches per hour snow testing, and up to 50 mph wind testing. We believe we have the largest sound-testing chamber in the world for testing heating and air conditioning equipment and are not aware of any similar labs that can conduct this testing while putting the equipment under full environmental load. The unique capabilities of the NAIC will enable us to lead the industry in the development of quiet, energy-efficient commercial and industrial heating and air conditioning equipment.

The NAIC currently houses twelve testing chambers. These testing chambers allow us to meet and maintain AHRI and DOE certification and solidify the Company's industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go up to 63 tons of air conditioning. The NAIC contains both a 100 ton and a 300 ton chamber, allowing us to uniquely prove to customers our capacity and efficiency on these larger units.

The NAIC was designed to test products well beyond the standard AHRI rating points and allows us to offer testing services on our equipment throughout our range of product application. This capability is vital for critical facilities where the units must perform properly and allows our customers to verify the performance of our units in advance, rather than after installation. These same capabilities have allowed AAON to develop low ambient air source heat pump products that are unique in being able to address the growing need for these type of units that address electrification initiatives and commitments.

The R&D activities at the BASX Redmond, Oregon facility is focused on developing and validating high-performance solutions paired to customers' unique specifications. First-of-kind configuration of HVAC components that are both fabricated within the Company's facilities, as well as outsourced suppliers, are modeled, fabricated, and assembled based upon best engineering practices. Their performance is then validated through testing in a comprehensive simulation environment in conjunction with the customer to assure compliance expectations. This unique and synergistic collaboration is distinctive to the BASX solutions development approach and is a primary driver of customer value. Typical performance testing includes: airflow, consumed power, air-leakage rates, control integration, thermal cooling/heating, fluid flow rates, sound, vibration and recovery rates based on simulated failures.

Our Parkville, Missouri location features our new Electronics Prototyping Lab ("Lab"), which includes a fully functional SMD ("Surface Mount Device") production line. This production line incorporates automated pick-and-place equipment capable of quickly and accurately placing devices as small as 0.1mm by 0.2mm, utilizing the same technology scale found in cell phones. Additionally, the production line is equipped with a profiled reflow oven to ensure reliability in the finished prototypes. The Lab enables us to speed up our time to market and integrate cutting-edge technology into our control designs. Furthermore, it allows our Controls Engineering team to leverage their hardware and software development skills to outpace our competitors in adapting to market changes and disruptions.

We have also increased our investment in Controls by developing cutting-edge communication systems that enable our products to share information with both internal and external customers. We have partnered with industry leaders to create our Internet of Things ("IoT") solution and are beginning to utilize artificial intelligence tools to enhance efficiencies when developing our control algorithms and sequences of operation. Additionally, we are developing new controls that leverage machine learning to continuously provide our customers with the most innovative solutions in the industry.

R&D expenses incurred were approximately $47.3 million, $43.7 million, and $46.8 million in 2024, 2023, and 2022, respectively.

### Patents, Trademarks, Licenses, and Concessions

We do not consider any patents, trademarks, licenses, or concessions to be material to our business operations, other than those described below.

We hold several patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. We proactively obtain patents to further our strategic intellectual property objectives. We own certain trademarks we consider important in the marketing of our products and services, and we protect our marks through national registrations and common law rights. Our patents have legal terms of 20 years with expiration dates ranging from 2024 to 2039.

The Company's trademarks, certain of which are material to its business, are registered or otherwise legally protected in the U.S.

**Seasonality**

Historically, sales of our products were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increase in demand of our products and increase in our backlog, sales have become more constant throughout the year.

**Environmental & Regulatory Matters**

Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, the AIM Act, regulations promulgated under these Acts and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position.

Since our founding in 1987, we have maintained a commitment to design, develop, manufacture, and deliver heating and cooling products to perform beyond all expectations and to demonstrate our quality and value to our customers. Our equipment is designed with energy efficiency in mind, without sacrificing premium features and options. In addition to our high standard of product performance, is a commitment to sustainability for our employees, our stockholders, and our customers. We strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability.

In 2024, we published our sixth annual Sustainability report sharing our approach in the material areas of stakeholder engagement, innovation and efficiency, environmental responsibility, climate change, occupational health and safety, talent attraction and retention, diversity and inclusion, community engagement and investment, corporate governance and ethics and compliance. The report also highlights achievements and long-term targets related to greenhouse gas emissions, paint byproduct material recycling, and non-fossil fuel-consuming products. We participate in a sustainability benchmarking initiative, the Sustainability Alliance Scor3card, through which we monitor and report in the material areas of energy, material management, water, community stewardship, transportation, communication, and health. We achieved Platinum level in this program in 2024 and 2023. Our Environmental, Social and Governance ("ESG") committee provides oversight for ESG and sustainability activities, sustainability report development and an internal grassroots sustainability committee provides education opportunities, communications and recommendations to the Company on a regular basis.

We are committed to environmental responsibility and continue to make progress toward reducing greenhouse gas ("GHG") emissions, increasing paint byproduct recycling from our facilities and increasing the percentage of non-fossil fuel-powered units we produce. Our approach toward emissions reduction and climate change includes product solutions for our customers and improvements to our own facilities. Approximately 36% of our energy portfolio is currently derived from renewable sources, and the Company's Scope 1 and 2 emissions (emissions that occur from sources that are controlled or owned by an organization and emissions associated with the purchase of electricity, steam, heat, or cooling) are being tracked. We opted into additional renewable energy at our Tulsa, Oklahoma, and Redmond, Oregon facilities in 2024, continued to invest and partner on projects that reduce GHG emissions globally and have transitioned to the lower global warming potential R-454B refrigerant. We continue to develop and manufacture non-fossil fuel-consuming units to provide the most sustainable commercial HVAC equipment in the market and announced the zero-degree cold air-source heat pump in 2023 as a critical solution that meets the increasing demand for building decarbonization in cold climates.

In the area of energy efficiency and conservation, our Tulsa, Oklahoma and Longview, Texas facilities have transitioned to nearly 100% LED lighting in our facilities leading to considerable cost savings and reduced energy consumption. Our Redmond, Oregon facilities are installing LED lights into any new fixtures in their current facility and working towards retrofitting old fixtures to LED. We participate in an energy demand response program through the public utility provider to reduce demand during peak hours. Energy efficiency has been a priority not only in product development, but also in overall capital investments which include the acquisition of new, energy-efficient equipment for the production floor, new high-speed overhead facility doors, the installation of new HVAC equipment, building control systems, the application of heat and light reflective material to production facilities, along with other behavioral-based energy efficiency changes. We are tracking our energy usage intensity before and after these updates. We also opened the Exploration Center in 2024, a net-zero facility powered by solar and geothermal energy.

In the area of material management, we focus on recycling, reducing, reusing and sourcing more environmentally friendly materials into our processes. At our Tulsa, Oklahoma and Longview, Texas facilities, we recycled over 15,715 tons, 13,678 tons, and 14,928 tons of metal in 2024, 2023, and 2022, respectively. Also, through our partnership with a waste-to-energy facility, we successfully diverted over 3,020 tons, 694 tons, and 668 tons of waste from landfills in 2024, 2023, and 2022, respectively. We have identified paint product recycling partners at both our Tulsa, Oklahoma and Longview, Texas facilities. We also recycle paper, wood, and cardboard where available. We continue to innovate ways to reduce and reuse shipping packaging between facilities and identify new opportunities to reduce or reuse items in our production and administrative areas.

**Human Capital Resources**

Our employees are not represented by unions or other collective bargaining agreements. Management considers its relations with our employees to be good. The following table represents the number of our direct employees and contract personnel we employed on each respective date:

|  | As of February 24, 2025 | As of February 20, 2024 | As of February 22, 2023 |
|---|---|---|---|
| AAON Oklahoma | 2,747 | 2,663 | 2,474 |
| AAON Coil Products | 1,043 | 586 | 681 |
| BASX | 1,022 | 607 | 511 |
| Total employees | 4,812 | 3,856 | 3,666 |

Our key human capital measures include employee safety, turnover, absenteeism, and production. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Some of our notable health, welfare, and retirement benefits include:

- Employee medical plan (with 175% employer health saving plan match)
- 401(k) Plan (with 175% employer match)
- Profit sharing bonus plan
- Tuition assistance program
- Paid time off
- Paid parental leave
- Military pay
- Short-term and long-term disability
- Identity theft protection
- Group life insurance

**Available Information**

Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K.

Copies of any materials we file with the SEC can also be obtained free of charge through the SEC's website at http://www.sec.gov, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330.

**Item 1A.  Risk Factors.**

The following risks and uncertainties may affect our performance and results of operations. The discussion below contains "forward-looking statements" as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results.

*Risks Related to Our Business*

**Our business, results of operations and financial condition may be disrupted and adversely affected by public health pandemics.**

Our business, results of operations and financial condition may be adversely affected if a public health pandemic interferes with the ability of our employees, suppliers, and other business partners to perform their respective responsibilities and obligations relative to the operations of our business.

We monitor the outbreak of any public health pandemic and evaluate the impact on our business as information emerges. The extent to which the impact of a public health pandemic may have on our business, supply chains, and prices of raw materials will depend on future developments, which may be highly uncertain and cannot be predicted.

**Our business can be hurt by economic conditions**.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability.

**Our results of operations and financial condition could be negatively impacted by the loss of one or more major customers.**

From time to time in the past, we derived a significant portion of our sales from a limited number of customers, and such concentration may continue in the future.  The loss of, or significant reduction in sales to significant customers (or a related portfolio group of customers) could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above.

**Our results of operations and financial condition could be negatively impacted by the loss of a major third-party representative.**

We are dependent on our third-party representatives to market and sell our products. If such relationships were terminated or impaired for any reason, it could materially and adversely affect our ability to generate revenues and profits. Certain competitors with greater financial resources than us could target our third-party representatives for exclusive sales channels. We may not be able to secure additional third-party representatives who will effectively market our products in certain geographical areas. In addition, adding new representatives requires additional administrative efforts and costs. If we are unable to establish new representative relationships or continue current relationships, or terminate and replace our third-party representatives, our business, financial condition, and results of operations could be materially and adversely affected.

**We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability**.

The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. An excess of or significant claim(s) could lead to the cancellation of our policies and the loss of and inability to find additional insurance carriers. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

**We depend on our officers and senior leadership team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business**.

Our success depends largely upon the continued services of our officers and senior leadership team. We rely on our officers and senior leadership team in the areas of research and development, marketing, production, sales, and general and administrative functions. While we have a robust succession plan in place for each one of our officers and senior leadership team members, the loss of one or more could have a serious adverse effect on our business. We do not maintain key-person insurance for officers or any members of our senior leadership team.

To mitigate certain business risks of departing executives upon termination, on July 30, 2024, the Board of Directors of the Company, upon the recommendation of the Compensation Committee of the Board of Directors (the "Committee") approved the adoption of the AAON, Inc. Executive Severance Plan (the "Executive Severance Plan") to provide financial and transitional assistance following a termination of employment under certain circumstances to certain executive-level employees. Pursuant to the terms of the Executive Severance Plan, in the event an Eligible Executive's employment is terminated by us without "cause" or by an Eligible Executive for "good reason" (as each such term is defined in the Executive Severance Plan), subject to the execution of a validly executed, irrevocable release of claims, the Eligible Executive will be eligible to receive the certain benefits defined by the Executive Severance Plan.

**Operations may be affected by natural disasters, especially since most of our operations are performed at a single location.**

Natural disasters such as tornadoes, ice storms and fires, as well as accidents, acts of terror, infection, and other factors beyond our control could adversely affect our operations. Our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa, Oklahoma facilities. With the acquisition of BASX in 2021, we now have operations in an area that is historically impacted by wildfires. The effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. Furthermore, we may experience significant increases in our insurance premium costs in relation to these matters that may have a material adverse effect upon our business, liquidity, financial condition, or results of operations.

**If we are unable to hire, develop or retain employees, it could have an adverse effect on our business.**

We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop, and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations.

**Variability in self-insurance liability estimates could impact our results of operations.**

We self-insure for certain employee health insurance and workers' compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings.

*Risks Related to Our Brand and Product Offerings*

**We may not be able to compete favorably in the highly competitive HVAC business**.

Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service, manufacturing lead times, and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures may materially adversely affect our business and results of operations.

**We may not be able to successfully develop and market new products**.

Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. Furthermore, our continued investment in new product development may render certain legacy products and components obsolete resulting in increased inventory obsolescence expense that may have a material adverse effect upon our financial condition or results of operations.

*Risks Related to Material Sourcing and Supply*

**We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components**.

Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit.

**We risk having losses resulting from the use of non-cancellable contracts.**

Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations. These contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. The use of such contracts could cause us to forego the economic benefits we would otherwise realize if prices were to change in our favor. Additionally, should there be a downturn in the market, we could be committed to purchase more materials than necessary for our production and carry excess inventory which could result in additional costs to the business.

### *Risks Related to Electronic Data Processing and Digital Information*

**Our business is subject to the risks of interruptions by cybersecurity attacks.**

We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted due to technological problems, a cyber-attack, acts of terrorism, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other reasons. To date, we have not experienced a material impact to our business or operations resulting from cyber-security or other similar information attacks, but due to the ever-evolving attack methods, as well as the increased amount and level of sophistication of these attacks, our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber-related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions, and increased cost.

**We are reliant on information technology.**

We are reliant on information technology in all aspects of our business, operated and maintained by the Company as well as under control of third parties. If we do not invest sufficient capital in a timely manner to acquire, develop, or implement new information technologies or maintain or upgrade current information technologies, we could suffer outages as well as be at a competitive disadvantage within our industry which could have a material adverse effect upon our financial condition and results of operations.

**Complications with the design or implementation of our new enterprise resource planning system could adversely impact our business and operations.**

We rely extensively on information systems and technology to manage our business and summarize operating results. We are in the process of implementing a new global enterprise resource planning ("ERP") system. This ERP system will replace our existing operating and financial systems. The ERP system is designed to accurately maintain the Company's financial records, enhance operational functionality and provide timely information to the Company's management team related to the operation of the business. The ERP system implementation process has required, and will continue to require, the investment of significant personnel and financial resources. We may not be able to successfully implement the ERP system without experiencing delays, increased costs and other difficulties. If we are unable to successfully design and implement the new ERP system as planned, our financial positions, results of operations and cash flows could be negatively impacted. Additionally, if we do not effectively implement the ERP system as planned or the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed.

### *Risks Related to Governmental Regulation and Policies*

**Exposure to environmental liabilities could adversely affect our results of operations**.

Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

**We are subject to potentially extreme governmental regulations and policies.**

We always face the possibility of new governmental regulations and policies, from the Federal or state levels, which could have a substantial or even extreme negative effect on our operations and profitability. This could affect equipment we currently manufacture and could have an impact on our product design, operations, and profitability. We anticipate more state regulatory activity in the future. Additional state regulatory rules can lead to a patchwork of different compliance regulations that may impact the results of each of our operating segments and our consolidated results.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies that use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict-free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to sufficiently verify the origins of all conflict minerals used in our products through the procedures we may implement.

Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations.

**We are subject to adverse changes in tax laws.**

Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations, or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments.

**We are subject to international regulations that could adversely affect our business and results of operations.**

Due to our use of Representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations.

**Changes in legislation or government regulations or policies could adversely affect our results of operations.**

Our sales, gross margins and profitability could be directly impacted by changes in legislation or government regulations or policies. Specifically, changes in environmental and energy efficiency standards and regulations related to global climate change are being implemented to curtail the use of hydrofluorocarbons which are used in refrigerants that are essential to many of our products. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable efficiency and environmental standards may negatively impact our results.

We completely transitioned to a new refrigerant with lower global warming potential for our HVAC systems which was required by the US EPA for any equipment manufactured beginning January 1, 2025. We incurred costs associated with this transition related to the purchase of the new refrigerant as well as additional sensors and detectors on our HVAC systems. In addition, we incurred cost to our facilities, specifically costs to store and use the new refrigerant in production; however, those costs were not significant. Due to the increased flammability of the new refrigerant, the insurance industry may require higher premiums for companies in the future.

New York State released a final rule on December 23, 2024, that requires that we change our products to use refrigerants with a 20-year global warming potential less than 10 beginning January 1, 2034. This will require significant research and development as well as equipment could potentially cost significantly more to build. We expect California and Washington state to release similar rules as well as several other states. Unfortunately, we will likely see a patchwork of different timing and requirements from various states which could increase the options that we will need to offer which could also increase costs.

Additionally, regulations that reduce or eliminate the use of fossil fuels such as natural gas and propane may reduce or eliminate sales of gas-fired equipment for which AAON holds a strong market position. This will result in a shift to more air- and water-cooled heat pump-type units to provide space heating. This shift in product line could affect production productivity, material costs and aftermarket warranty costs.

Future legislation or regulations relating to environmental policies, product certification, product liability, taxes, amount and availability of tax incentives and other matters, may impact the results of each of our operating segments and our consolidated results.

**Changes in U.S. or foreign trade policies, including additional tariffs or global trade conflicts, could increase the cost of our products, which could adversely impact the competitiveness of our products.**

There is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies and tariffs. For example, a former U.S. administration previously called for substantial changes to U.S. foreign trade policy with respect to China and other countries, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the U.S. Other administrations could take a different approach to U.S. foreign trade policy, so there remains uncertainty as to whether trade between the U.S and other countries, including countries in which we operate, may be impacted by these policy shifts. Changes in policy or continued uncertainty could depress economic activity and restrict our access to suppliers or customers. Tariffs implemented on our products (or on materials, parts or components we use to manufacture our products) have in the past increased the cost of our products manufactured in the U.S. and imported into the U.S. If additional tariffs or trade restrictions are implemented on our products (or on materials, parts or components we use to manufacture our products) by the U.S. or other countries, the cost of products manufactured in countries such as China and Mexico and imported into the U.S. or other countries in which we operate could increase further. We expect to continue to pass along some of these costs to our customers, but the increased cost could adversely affect the demand for products. These cost increases could adversely affect the demand for our products and/or our profitability, which could have a material adverse effect on our business and our earnings.

**Item 1B.  Unresolved Staff Comments.**

None.

**ITEM 1C. Cybersecurity**

*Cybersecurity risk management and strategy*

We maintain various information security processes designed to identify and manage material risks from cybersecurity threats to our computer networks, third-party hosted services, communications systems, hardware and software, and data, including personal data, intellectual property and confidential information that is proprietary, strategic or competitive in nature. Our cybersecurity function includes representatives from information technology, engineering, information security, legal, impacted business units or products and other departments as applicable and help identify, assess and manage the Company's cybersecurity threats and risks.

The management team is responsible for identifying, assessing and managing cybersecurity risks by monitoring and evaluating potential threats using various methods including, for example, manual and automated tools such as vulnerability scans, penetration tests and system configuration reviews; conducting risk assessments and internal and external audits; and conducting tabletop incident response exercises. We implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage risks from cybersecurity threats to our systems, including, for example: (1) having an information security incident response plan; (2) maintaining a disaster recovery plan, business continuity program, vulnerability management process and vendor risk management process; (3) conducting periodic risk assessments and employee training on cybersecurity; (4) maintaining security controls in alignment with industry standard security frameworks like National Institute of Standards and Technology ("NIST") and Center for Internet Security ("CIS"); (5) encrypting and segregating data, having network security controls, access controls, monitoring systems, managing assets and conducting penetration testing; and (6) maintaining cybersecurity insurance.

Our assessment and management of risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of the Company's enterprise risk management program in concert with the audit committee and board of directors; (2) our information security team works with our management team in an effort to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (3) our information security and management team evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee for further communication as required, to evaluate our overall enterprise risk. We use third-party service providers to assist us in identifying potential risks from cybersecurity threats. For example, these service providers include professional services firms, managed cybersecurity service providers, penetration testing firms and forensic investigators. We have a vendor management process designed to manage cybersecurity risks associated with our use of these providers. This process includes risk assessments, security questionnaires, review of vendor security programs, review of available security assessments, reports, and audits.

For more information about cybersecurity risks, see the Risk factors discussion in Item 1A of this Form 10-K.

### *Governance of cybersecurity risk management*

The Board of Directors has oversight responsibility for our strategic and operational risks. The audit committee assists the board of directors with this responsibility by reviewing and discussing our risk assessment and risk management practices, including cybersecurity risks, with members of management. The audit committee, in turn, periodically reports on its review with the board of directors.

Management is responsible for day-to-day assessment and management of cybersecurity risks. The Company officer with oversight of Information Technology ("IT") has primary oversight of material risks from cybersecurity threats. Through November 2024, our Chief Information Officer was responsible for IT and had more than 25 years of experience across various engineering, business and management roles, including leading the development and implementation of information technology strategies and roadmaps for manufacturing automation.  After the departure of our Chief Information Officer, our Vice President of Administration has responsibility and oversight for IT.

Management assesses our cybersecurity readiness through internal assessment tools as well as third-party control tests, vulnerability assessments, audits and evaluation against industry standards. We have governance and compliance structures that are designed to elevate issues relating to cybersecurity to Management, such as potential threats or vulnerabilities. We also employ various defensive and continuous monitoring techniques using recognized industry frameworks and cybersecurity standards.

Our information security incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances. The incident response team works with the Company's management team to help mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's information security incident response plan includes reporting to the board of directors for certain cybersecurity incidents.

Management meets with the audit committee periodically to review our information technology systems and discuss key cybersecurity risks. In addition, the Chief Financial Officer reviews with the audit committee at least annually our risk management program, which includes cybersecurity risks and is also reported to the board.

### Item 2.  Properties.

Our manufacturing areas are heavy industrial-type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication, metal stamping and tube forming. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses and tube bending equipment. Assembly lines consist of cart-type and roller-type conveyor lines with variable line speed adjustment. Subassembly areas and production line manning are based upon line rates set by production management.

We own and lease our properties and facilities, as further described below. We believe that all of our facilities are well maintained and are in good condition and suitable for the conduct of our business.

*AAON Oklahoma*

The following table summarizes our plant and office facilities that support our AAON Oklahoma segment:

| | City & State | # of Buildings | Manufacturing / Warehouse | Office | Total |
|---|---|---|---|---|---|
| **Owned facilities** | | | *(in square feet)* | | |
| West Plant & Offices | Tulsa, OK | 1 | 940,000 | 70,000 | 1,010,000 |
| NAIC | Tulsa, OK | 1 | 125,000 | 9,000 | 134,000 |
| Exploration Center | Tulsa, OK | 1 | — | 28,000 | 28,000 |
| Buckaloo Warehouse | Tulsa, OK | 1 | 39,000 | 1,000 | 40,000 |
| East Plant & Offices | Tulsa, OK | 1 | 326,000 | 16,000 | 342,000 |
| Flint Warehouse | Tulsa, OK | 1 | 48,000 | 5,000 | 53,000 |
| Administration Facilities | Tulsa, OK | 3 | 11,000 | 36,000 | 47,000 |
| Parts Retail Store | Tulsa, OK | 1 | 7,500 | 6,000 | 13,500 |
| Memphis Plant | Memphis, TN | 1 | 702,000 | 85,000 | 787,000 |
| Total | | 11 | 2,198,500 | 256,000 | 2,454,500 |
| **Leased facilities** | | | | | |
| Controls Facility | Parkville, MO | 1 | 38,000 | 48,000 | 86,000 |
| Parts Distribution | Tulsa, OK | 1 | 347,000 | 9,000 | 356,000 |
| Total | | 2 | 385,000 | 57,000 | 442,000 |

Our West Plant and Office facilities, NAIC, Exploration Center, and Buckaloo Warehouse sit on an approximate 87.3-acre tract of land and are located at 2440 South Yukon Ave., Tulsa, OK 74107. Our East Plant and Office facilities sit on an approximate 32.7-acre tract of land and are located at 2425 South Yukon Ave., Tulsa, OK 74107.

Our Tulsa location is also home to our engineering research and development laboratory, the NAIC. The three-story, stand-alone facility is both an acoustical and a performance measuring laboratory. This facility currently consists of twelve test chambers, allowing AAON to meet and maintain industry certifications. This facility is located west of our West Plant and Office Facilities.

The Exploration Center is located adjacent to the NAIC. The three-story Exploration Center provides an immersive and educational experience of our products, solutions, and our people and also serves as an event hub for our stakeholders, including our customers, employees, representatives, and investors. The Exploration Center adds a dimension of customer engagement that showcases our products and our competitors' products and allows our customers to interact with our products and employees.

We also own two additional warehouses. Our Buckaloo Warehouse is west of our West Plant and Offices. Our Flint Warehouse is located approximately 3/4 of a mile east of our West and East Plant locations at 2020 South Union Ave., Tulsa, OK 74107 and sits on approximately 5.5 acres.

Our Administration Facilities are located approximately 3/4 of a mile east of our West and East Plant locations at 1624 - 1625 West 21st St., Tulsa, OK 74107. These facilities sit on approximately 3.6 acres. The facilities include additional office and meeting space utilized for company-wide administrative, human resource, and training functions. Our new Human Resources building, which opened in January 2025, enhances our engagement with current and future employees.

In addition to a retail parts store location at our West Plant & Offices, we also own a stand-alone building at 9528 East 51st St., Tulsa, OK 74145 which is utilized as an additional retail parts store to provide our customers more accessibility to our products.

In December 2024, we purchased a facility in Memphis, Tennessee located at 5106 Tradeport Drive, Memphis, TN 38141. This facility, which sits on 35.7 acres, will primarily facilitate the growing demand for BASX products in the data center market as well as AAON products and will also add geographic diversification to AAON's current manufacturing footprint, mitigating certain operational risks and better serving our data center customers.

Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive, Parkville, MO 64152. This location is home to our Controls design and manufacturing facilities.

We also lease a facility primarily used for parts distribution and additional warehouse space. This facility is located at 13445 E. 59th St., Tulsa, OK 74134.

*AAON Coil Products*

The following table summarizes our plant and office facilities that support our AAON Coil Products segment:

| | City & State | # of Buildings | Manufacturing / Warehouse | Office | Total |
|---|---|---|---|---|---|
| **Owned facilities** | | | *(in square feet)* | | |
| West Plant & Offices | Longview, TX | 1 | 435,500 | 24,000 | 459,500 |
| East Plant & Offices | Longview, TX | 1 | 256,000 | 7,000 | 263,000 |
| Parts Store | Longview, TX | 1 | 5,000 | — | 5,000 |
| Kodak Facility | Longview, TX | 4 | 62,000 | 2,000 | 64,000 |
| | Total | 7 | 758,500 | 33,000 | 791,500 |

Both our East and West Plant and Office facilities are located at 203 Gum Springs Road, Longview, TX 75602. Our East Plant and Offices sit on approximately 12.9 acres and our West Plant and Offices sit on approximately 22.6 acres. In January 2025, we completed our new expansion of the West Plant which added 225,500 square feet of manufacturing/warehouse space and 12,000 of office space. The new expansion is included in the table amounts above.

Our retail parts store, which is leased to a Representative of the Company, is located north of our West Plant and Offices at 203 Ford Lane, Longview, TX 75602. Our Kodak Facility is primarily used for additional warehouse space and is located at 115 Kodak Blvd, Longview, TX 75603.

*BASX*

The following table summarizes our plant and office facilities that support our BASX segment:

| | City & State | # of Buildings | Manufacturing / Warehouse | Office | Total |
|---|---|---|---|---|---|
| **Owned Facilities** | | | *(in square feet)* | | |
| Redmond Plant & Offices | Redmond, OR | 2 | 203,000 | 27,000 | 230,000 |
| | | | | | |
| **Leased Facilities** | | | | | |
| Antler Warehouse | Redmond, OR | 1 | 72,000 | — | 72,000 |
| Sisters Warehouse | Sisters, OR | 1 | 27,000 | — | 27,000 |
| Marshall Warehouse | Redmond, OR | 1 | 14,000 | — | 14,000 |
| Various leased facilities | Various | 3 | 16,000 | 4,000 | 20,000 |
| | Total | 6 | 129,000 | 4,000 | 133,000 |

Our main operations in Redmond, Oregon, are conducted in a plant and office facility at 3500 SW 21st Pl, Redmond, OR 97756. This facility sits on an approximately 13.8-acre tract of land and is the location of our new 36,000 square foot weld-shop that opened in September 2024.

In addition, we lease facilities for additional warehouse storage located at 601 NE Antler Ave., Redmond, OR 97756 ("Antler") and 2895 S.W. 13th Street, Redmond, OR 97756 ("Marshall"). Our leased facility at 690 W Three Peaks Drive, Sisters, OR, 97759 ("Sisters") is used for additional clean room assembly.

We lease several other properties near our main Redmond, Oregon location. In the aggregate, these properties contain approximately 16,000 square feet of warehouse space, 4,000 square feet of office space, and approximately 8.0 arces of land for outdoor storage.

**Item 3.  Legal Proceedings.**

See Note 19 of the Consolidated Financial Statements.

**Item 4.  Mine Safety Disclosure.**

Not applicable.

**PART II**

**Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information -** Our common stock is quoted on the NASDAQ Global Select Market under the symbol "AAON." As of the close of business on February 24, 2025, there were 1,271 holders of record of our common stock.

**Dividends -** At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our cash dividends for the three years ended December 31, 2024 are as follows:

| Declaration Date[1] | Record Date | Payment Date | Dividend per Share | Annualized Dividend per Share |
|---|---|---|---|---|
| May 18, 2022 | June 3, 2022 | July 1, 2022 | $0.13 | $0.26 |
| November 8, 2022 | November 28, 2022 | December 16, 2022 | $0.16 | $0.32 |
| March 1, 2023 | March 13, 2023 | March 31, 2023 | $0.08 | $0.32 |
| May 18, 2023 | June 9, 2023 | June 30, 2023 | $0.08 | $0.32 |
| August 18, 2023 | September 8, 2023 | September 29, 2023 | $0.08 | $0.32 |
| November 10, 2023 | November 29, 2023 | December 18, 2023 | $0.08 | $0.32 |
| March 5, 2024 | March 18, 2024 | March 29, 2024 | $0.08 | $0.32 |
| May 24, 2024 | June 7, 2024 | June 28, 2024 | $0.08 | $0.32 |
| August 15, 2024 | September 6, 2024 | September 27, 2024 | $0.08 | $0.32 |
| November 13, 2024 | November 29, 2024 | December 19, 2024 | $0.08 | $0.32 |

[1] Effective with the cash dividend declared on March 1, 2023 (paid on March 31, 2023), the Company moved from semi-annual cash dividends to quarterly cash dividends.

**Stock Split -** On July 7, 2023, the Board of Directors declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend. Stockholders of record at the close of business on July 28, 2023, received one additional share for every two shares they held as of that date on August 16, 2023 (ex-dividend date August 17, 2023).  All share and per share information has been updated to reflect the effect of this stock split.

**Share-Based Compensation Plans -** The following is a summary of our share-based compensation plans as of December 31, 2024:

**EQUITY COMPENSATION PLAN INFORMATION**

| Plan category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| The 2007 Long-Term Incentive Plan | 75,099 | $ 14.42 | — |
| The 2016 Long-Term Incentive Plan | 2,857,578 | $ 40.06 | — |
| The 2024 Long-Term Incentive Plan | 25,194 | $ 88.51 | 2,714,799 |

**Issuer Purchases of Equity Securities** - Repurchases during the fourth quarter of 2024, which include repurchases from our employee repurchase program, were as follows:

**ISSUER PURCHASES OF EQUITY SECURITIES**

| Period | (a)<br>Total<br>Number<br>of Shares<br>(or Units<br>Purchased) | (b)<br>Average<br>Price<br>Paid<br>(Per Share<br>or Unit) | (c)<br>Total Number<br>of Shares (or<br>Units) Purchased<br>as part of<br>Publicly Announced<br>Plans or Programs | (d)<br>Maximum Number (or<br>Approximate Dollar<br>Value) of Shares (or<br>Units) that may yet be<br>Purchased under the<br>Plans or Programs |
|---|---|---|---|---|
| October 2024 | 642 | $ 112.72 | 642 | — |
| November 2024 | 621 | 134.94 | 621 | — |
| December 2024 | 3,200 | 133.04 | 3,200 | — |
| Total | 4,463 | $ 130.38 | 4,463 | — |

**Contingent Shares Issued in BASX Acquisition** - On December 10, 2021, we closed on the acquisition of BASX. Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BASX, which was payable in approximately 1.56 million shares of AAON stock, par value $0.004 per share. The shares did not accrue dividends.

Under the MIPA Agreement, the issuance of shares to the former owners of BASX was contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. In March 2024, we issued the remaining 0.2 million shares related to the earn-out milestone for the year ended 2023. As a result of the shares issued in March 2024, the tax basis exceeded the book basis for consideration paid resulting in a deferred tax asset and an increase to additional paid-in capital of 6.4 million, respectively, on our consolidated balance sheet. The deferred tax asset is expected to be amortized over fifteen years. We previously issued 0.6 million shares and 0.7 million related to the earn-out milestones for the years ended 2022 and 2021, respectively. All shares have been issued as private placements exempt from registration with the SEC under Rule 506(b) and are included in common stock on the consolidated statements of stockholders' equity.

*Authorized Shares Outstanding*

An amendment to the Company's Articles of Incorporation to increase its total authorized common shares from 100,000,000 to 200,000,000 was approved by our stockholders on May 21, 2024, at the Company's Annual Meeting. On July 9, 2024, a Certificate of Amendment was filed with the Nevada Secretary of State to effectuate the increase in authorized shares.

**Rule 10b5-1 Trading Arrangements -** The following table describes contracts, instructions, or written plans for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

| Name and Title of Director or Officer | Date of Adoption of<br>Arrangement | Duration of the<br>Arrangement | Aggregate Number of<br>Securities to be<br>Purchased or Sold<br>Pursuant to the<br>Arrangement |
|---|---|---|---|
| Stephen E. Wakefield<br>*Executive Vice President* | November 23, 2022 | Terminated May 17, 2023 | 95,788 |
| Stephen E. Wakefield<br>*Executive Vice President* | September 13, 2023 | Terminated December 27, 2023 | 181,000 |
| Rebecca A. Thompson<br>*Chief Financial Officer* | December 13, 2024 | December 31, 2025 | 91,500 |

**Insider Trading Arrangements and Policies -** We have adopted an Insider Trading Policy, applicable to our directors, officers, employees and certain other persons, as well as the Company itself, that governs transactions in securities issued by the Company and we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NASDAQ listing standards.

The foregoing summary of our Insider Trading Policy is not complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached hereto as Exhibit 19.

**Comparative Stock Performance Graph**

The following performance graph compares our cumulative total shareholder return for the Company's common stock for the five-year period ending on December 31, 2024, compared to an overall stock market index (the NASDAQ Composite Index) and the Company's peer group index (S&P 600 Capital Goods Industry Group Index). We believe the S&P 600 Capital Goods Industry Group Index best represents our relative peer group based on our current business and market capitalization. The graph assumes that $100 was invested at the close of trading December 31, 2019, with the reinvestment of dividends since that date. This table is not intended to forecast future performance of our Common Stock.



### Comparison of Five Year Cumulative Total Return
### Assumes Initial Investment of $100
### December 31, 2019

| Company / Index | | 2019 | | 2020 | | 2021 | | 2022 | | 2023 | | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAON, Inc. | $ | 100 | $ | 136 | $ | 163 | $ | 155 | $ | 230 | $ | 367 |
| NASDAQ Composite Index | $ | 100 | $ | 145 | $ | 177 | $ | 119 | $ | 173 | $ | 224 |
| S&P 600 Capital Goods Industry Group Index | $ | 100 | $ | 116 | $ | 145 | $ | 139 | $ | 192 | $ | 226 |

This stock performance graph is not deemed to be "soliciting material" or otherwise be considered to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

**Item 6.  Reserved.**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

**Overview**

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, and liquidity of the Company for the year ended December 31, 2024. This discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, *Financial Statements and Supplementary Data*. A detailed discussion of the year-to-year changes for the years ended December 31, 2023, and 2022 is not included herein and can be found in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* section of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

**Description of the Company**

AAON is a leader in HVAC solutions for commercial and industrial indoor environments. The company's industry-leading approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value. AAON is headquartered in Tulsa, Oklahoma, where its world-class innovation center and testing capabilities enable continuous advancement toward a cleaner and more sustainable future.

We engineer, manufacture, and sell premium heating, ventilation, and air conditioning equipment consisting of semi-custom and custom rooftop units, data center cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls. These products are marketed and sold to a variety of vertical markets including retail, manufacturing, educational, lodging, supermarket, data centers, medical and pharmaceutical, industrial, and other commercial markets. We sell our products to all 50 states in the United States and certain provinces in Canada.

Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The uncertainty of the economy negatively impacted the commercial and industrial new construction markets in 2020 and the first half of 2021. Since mid-2021, nonresidential construction spending has been strong, recovering well beyond pre-2020 levels and finishing 2024 near record levels. However, over the last 18-24 months, certain leading indicators, including architectural billings and construction starts, signal a slowing in construction spending within the next 12 months. In 2024, the year-over-year growth rate of nonresidential construction spending slowed significantly, reinforcing the signals from these leading indicators. Furthermore, signals from general economic indicators are mixed regarding the health of the general economy. If the domestic economy were to slow or enter a recession, this could impact the replacement market, potentially resulting in a decline in our sales volume and profitability. Sales in the commercial and industrial new construction markets generally lag behind the housing market, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, the state of the economy and other macroeconomic factors over which we have no control. Sales in the replacement markets are driven by various factors, including general economic growth, the Company's new product introductions, fluctuations in the average age of existing equipment in the market, government regulations and stimulus, change in market demand between more customized, higher performing HVAC equipment and lower priced standard equipment, as well as many other factors. When new construction is down, we emphasize the replacement market.

We sell our products to property owners and contractors mainly through a network of independent manufacturers' Representatives. This go-to-market strategy is unique compared to most of our larger competitors in that most control their sales channel. We value the independent sales channel as we think it is a more effective way of increasing market share. Although we concede full control of the sales process with this strategy, the entrepreneurial aspect of the independent sales channel attracts the most talent and provides greater financial incentives for its salespeople. Further, the independent sales channel sells different types of equipment from various manufacturers, allowing it to operate with more of a solutions-based mindset, as opposed to an internal sales department of a manufacturing company that is incentivized to only sell its equipment regardless if it is the best solution for the end customer. We also have a small internal sales force that supports the relationships between the Company and our sales channel partners. BASX sells highly customized products for unique applications for a more concentrated customer base and an internal sales force is more effective for such products.

The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum, and are obtained from domestic suppliers. We also purchase from domestic manufacturers certain components, including coils, compressors, motors, and electrical controls.

The price levels of our raw materials fluctuate due to various economic factors within the U.S. and global economy. For the year ended December 31, 2024, the prices for copper and galvanized steel increased by approximately 3.2% and 1.7%, respectively, while stainless steel and aluminum decreased 27.9% and 1.6%, respectively, from 2023.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

We occasionally increase the price of our products to help offset any inflationary headwinds. In recent years, price increases have been more frequent due to the amount of inflation the business has endured. In 2021, we implemented three price increases for AAON branded products. In 2022, we implemented two significant price increases as well as a recurring 1% monthly price increase beginning June 1, 2022, and ending on April 1, 2023, for AAON branded products. We reinstated a recurring 1% monthly price increase on October 1, 2023, and carried that through February 1, 2024, for AAON branded products. On January 1, 2025, we implemented a one-time 3% price increase for AAON branded products. BASX branded products are priced by job and in most cases, provide the ability to increase the price if the order is outside normal lead times.

Additionally, we continue to experience challenges in a tight labor market, especially the hiring of both skilled and unskilled production labor. We have implemented the following wage increases to remain competitive and to attract and retain employees:

- In March 2023, we awarded annual merit raises for an overall 3.9% increase to wages.
- In March 2024, we awarded annual merit raises for an overall 3.3% increase to wages.

We will continue to implement human resource initiatives to retain and attract labor to further improve productivity and production efficiencies.

**Backlog**

The following table shows our historical backlog levels:

| | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|
| | *(in thousands)* | | |
| | $ 867,090 | $ | 510,028 |

Our backlog increased approximately 70.0%, to $867.1 million at December 31, 2024, compared to December 31, 2023. Backlog was up from a year ago at all three segments, with the largest increase at the AAON Coil Products segment, which received over $200.0 million of orders in the fourth quarter. Most of these orders were associated with the BASX branded data center liquid cooling solutions and will be manufactured at our Longview, TX facility.

**Consolidated Results of Operations**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | | **2023** |
| | *(in thousands)* | | |
| Net sales | $ 1,200,635 | $ | 1,168,518 |
| Cost of sales | 803,526 | | 769,498 |
| Gross profit | 397,109 | | 399,020 |
| Selling, general and administrative expenses | 188,014 | | 171,539 |
| Gain on disposal of assets | (23) | | (13) |
| Income from operations | $ 209,118 | $ | 227,494 |

The following are highlights of our results of operations, cash flows, and financial condition:

- Net sales for 2024 grew 2.7% to $1,200.6 million due to an increase in sales of our BASX branded products. BASX branded products increased 35.1%, or $58.5 million when compared to 2023, offset by a decrease of our AAON branded products of 2.6%, or $26.4 million when compared to 2023.

- We have a strong balance sheet with a leverage ratio of 0.57 and available borrowings under our Revolver of $123.2 million.

- We completed the purchase of a building in Memphis, Tennessee for $63.4 million funded with our new Term Loan of $80.0 million, both of which closed in December 2024.

- We continue to invest in the future growth of the Company as evidenced by our $213.2 million in capital expenditures in 2024, an increase of $91.4 million or 87.6% when compared to 2023.

- We completed the repurchase of $108.1 million of shares for the year ended December 31, 2024.

We report our financial results based on three reportable segments: AAON Oklahoma, AAON Coil Products, and BASX, which are further described in Item 1 and Item 8. The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and gross profit. The CODM does not evaluate operating segments using asset or liability information.

**Segment Operating Results for the Years Ended December 31, 2024 and 2023**

| | For the years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2024 | Percent of Sales[1] | 2023 | Percent of Sales[1] | $ Change | % Change |
| | *(in thousands)* | | | | | |
| **Net Sales[2]** | | | | | | |
| AAON Oklahoma | $ 858,711 | 71.5 % | $ 897,919 | 76.8 % | $ (39,208) | (4.4)% |
| AAON Coil Products | 143,871 | 12.0 % | 112,320 | 9.6 % | 31,551 | 28.1 % |
| BASX | 198,053 | 16.5 % | 158,279 | 13.5 % | 39,774 | 25.1 % |
| Net sales | $ 1,200,635 | | $ 1,168,518 | | $ 32,117 | 2.7 % |
| **Cost of Sales[2]** | | | | | | |
| AAON Oklahoma | $ 556,305 | 64.8 % | 577,852 | 64.4 % | $ (21,547) | (3.7)% |
| AAON Coil Products | 98,106 | 68.2 % | 82,996 | 73.9 % | 15,110 | 18.2 % |
| BASX | 149,115 | 75.3 % | 108,650 | 68.6 % | 40,465 | 37.2 % |
| Cost of sales | $ 803,526 | 66.9 % | $ 769,498 | 65.9 % | $ 34,028 | 4.4 % |
| **Gross Profit[2]** | | | | | | |
| AAON Oklahoma | $ 302,406 | 35.2 % | $ 320,067 | 35.6 % | $ (17,661) | (5.5)% |
| AAON Coil Products | 45,765 | 31.8 % | 29,324 | 26.1 % | 16,441 | 56.1 % |
| BASX | 48,938 | 24.7 % | 49,629 | 31.4 % | (691) | (1.4)% |
| Gross profit | $ 397,109 | 33.1 % | $ 399,020 | 34.1 % | $ (1,911) | (0.5)% |

[1] Cost of sales and gross profit for each segment are calculated as a percentage of the respective segment's net sales. Total cost of sales and total gross profit are calculated as a percentage of total net sales.

[2] Presented after intercompany eliminations.

Total net sales increased $32.1 million, or 2.7%. BASX increased by 25.1%, or $39.8 million, and AAON Coil Products increased 28.1%, or $31.6 million, both primarily related to demand from the BASX branded data center products. AAON Oklahoma sales decreased 4.4%, or $39.2 million due to challenges from the industry-regulated refrigerant transition and nonresidential construction activity that experienced weakened demand throughout 2024 as compared to 2023.

Gross profit as a percent of sales decreased to 33.1% during 2024 as compared to 34.1% in 2023. As noted above, realization of price increases has improved our margin profile along with the slowing of inflation; however, the price increases were offset by flat volumes and lower overhead absorption for the AAON Oklahoma segment. In addition, the AAON Coil Products and BASX segments experienced temporary inefficiencies associated with facility construction to increase future production capacity for increased demand of BASX branded data center products.

In order to retain our existing employees, we have increased our starting wage rate considerably in recent years and continue to award periodic wage increases to our employees. We occasionally increase the price of our products to help offset any inflationary headwinds. In 2022, we implemented a recurring 1% monthly price increase beginning June 1, 2022, and ending on April 1, 2023. We reinstated the recurring 1% monthly price increase on October 1, 2023, through February 1, 2024.

As shown in the table below, we have experienced year-over-year fluctuations in the cost of several raw materials.

**Raw Material Costs**

Twelve-month average raw material cost per pound as of December 31:

| | | 2024 | | 2023 | % Change |
|---|---|---|---|---|---|
| Copper | $ | 5.52 | $ | 5.35 | 3.2 % |
| Galvanized steel | $ | 0.59 | $ | 0.58 | 1.7 % |
| Stainless steel | $ | 2.30 | $ | 3.19 | (27.9)% |
| Aluminum | $ | 2.50 | $ | 2.54 | (1.6)% |

**Selling, General and Administrative Expenses**

| | | Years Ended December 31, | | | Percent of Sales | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | 2024 | 2023 |
| | | *(in thousands)* | | | | |
| Warranty | $ | 16,727 | $ | 16,165 | 1.4 % | 1.4 % |
| Profit sharing | | 19,948 | | 24,590 | 1.7 % | 2.1 % |
| Salaries & benefits | | 58,154 | | 53,281 | 4.8 % | 4.6 % |
| Stock compensation | | 10,390 | | 9,318 | 0.9 % | 0.8 % |
| Advertising | | 3,281 | | 2,594 | 0.3 % | 0.2 % |
| Depreciation & amortization | | 20,542 | | 13,761 | 1.7 % | 1.2 % |
| Insurance | | 8,303 | | 5,354 | 0.7 % | 0.5 % |
| Professional fees | | 8,809 | | 15,372 | 0.7 % | 1.3 % |
| Donations | | 1,682 | | 1,242 | 0.1 % | 0.1 % |
| Other | | 40,178 | | 29,862 | 3.3 % | 2.6 % |
| Total SG&A | $ | 188,014 | $ | 171,539 | 15.7 % | 14.7 % |

Selling, general and administrative expenses increased 9.6%, or $16.5 million, during 2024 as compared to the prior year. As a percentage of sales, selling, general and administrative increased from 14.7% to 15.7%. Depreciation and amortization increased 49.3%, or $6.8 million, as compared to 2023, due to increased investments in back office technology and automation. Other expenses increased 34.5%, or $10.3 million, due to increased travel, consulting expenses, and closing costs related to the 2023 New Market Tax Credit (Note 18). Professional fees decreased 42.7%, or $6.6 million, due to the 2023 litigation settlement (Note 19).

**Income Taxes**

| | | Years Ended December 31, | | | Effective Tax Rate | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | 2024 | 2023 |
| | | *(in thousands)* | | | | |
| Income tax provision | $ | 38,032 | $ | 45,531 | 18.4 % | 20.4 % |

The Company's estimated annual 2024 effective tax rate, excluding discrete events, was 24.7%.

The decrease year over year in the overall effective tax rate was primarily due to the excess tax benefit of $16.4 million for the year ended December 31, 2024, as compared to $8.9 million during the same period in 2023. The excess tax benefit is related to the timing of stock option exercises and restricted stock vestings as a result of our high stock price during the year ended December 31, 2024.

**Liquidity and Capital Resources**

Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the use of the revolving bank line of credit based on our current liquidity at the time.

*Working Capital -* Our unrestricted cash and cash equivalents decreased $0.3 million from December 31, 2023, to December 31, 2024. As of December 31, 2024, we had $6.5 million in cash and cash equivalents and restricted cash.

*Outstanding Debt -* On December 16, 2024, we amended our Amended and Restated Loan Agreement dated November 24, 2021 (as amended, "Amended Loan Agreement") to include an $80.0 million term loan ("Term Loan") in addition to the $200.0 million revolving credit facility (the "Revolver").

As of December 31, 2024, and December 31, 2023, we had an outstanding balance under the Revolver of $76.5 million and $38.3 million, respectively. We had one standby letter of credit totaling $0.3 million as of December 31, 2024, and two standby letters of credit totaling $2.3 million as of December 31, 2023. Borrowings available under the Revolver at December 31, 2024, were $123.2 million. The Revolver expires on May 27, 2027.

As of December 31, 2024, we had an outstanding balance under the Term Loan of $78.4 million. No amounts were outstanding under the Term Loan at December 31, 2023. The Term Loan is payable in equal month installments, plus interest, over 60 months, expiring December 16, 2029.

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. The Term Loan bears interest at the SOFR plus a credit spread adjustment of 0.10% per annum plus the Applicable Margin.

Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio.

Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the years ended December 31, 2024, 2023, and 2022, respectively.

Weighted average interest rate of our borrowings outstanding are as follows:

|  | Years Ended December 31, | | |
|---|---|---|---|
|  | **2024** | **2023** | **2022** |
| Revolver | 6.3% | 6.3% | 3.0% |
| Term loan[1] | 0.1% | *[1] | *[1] |

[1] Funds were borrowed on December 16, 2024. No borrowings outstanding during the years ended December 31, 2023 and 2022

If SOFR cannot be determined pursuant to the definition, as defined by the Amended Loan Agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%. As of December 16, 2024, as defined by the Amended Loan Agreement, if the SOFR cannot be determined any outstanding balance will bear interest at the Prime Rate in effect on such day.

At December 31, 2024, we were in compliance with our financial covenants, as defined by the Revolver. These covenants require that we meet certain parameters related to our leverage ratio. At December 31, 2024, our leverage ratio was 0.57 to 1.0, which meets the requirement of not being above 3 to 1.

*2019 New Markets Tax Credit -* On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2019 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2019 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2019 Project"). In connection with the 2019 NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low-interest financing and the potential for future debt forgiveness related to the 2019 Project.

Upon closing of the 2019 NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the 2019 Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the 2019 Investor was used to make an aggregate

$22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of the NMTCs.

***2023 New Markets Tax Credit*** - On April 25, 2023, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2023 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2023 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2023 Project"). In connection with the 2023 NMTC transaction, the Company received a $23.0 million NMTC allocation for the 2023 Project and secured low-interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2023 NMTC transaction, the Company provided an aggregate of approximately $16.7 million to the 2023 Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $16.7 million in proceeds plus capital contributed from the 2023 Investor was used to make an aggregate $23.8 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2023 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2023 Project.

***2024 New Markets Tax Credit -*** On February 27, 2024, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2024 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2024 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in real estate to facilitate the current expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the 2024 NMTC transaction, the Company received a $15.5 million NMTC allocation for the Project and secured low-interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing the 2024 NMTC transaction, the Company provided an aggregate of approximately $11.0 million to the 2024 Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $11.0 million in proceeds plus capital contributed from the 2024 Investor was used to make an aggregate $16.0 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of NMTCs. The net proceeds from the closing of the 2024 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2024 Project.

***Stock Repurchase*** - The Board has authorized stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

| Agreement Execution Date | Authorized Repurchase $ | Expiration Date |
|---|---|---|
| March 13, 2020 | $20 million[1] | November 9, 2022 |
| November 3, 2022 | $50 million[1] | February 27, 2024 |
| February 27, 2024 | $50 million[1] | June 4, 2024 |
| June 4, 2024 | $50 million[2] | June 14, 2024 |
| February 25, 2025 | $100 million | **[3] |

[1] Repurchases made in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

[2] Repurchases made in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

[3] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

The Company also repurchases shares of AAON, Inc. stock from certain of its employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

| | 2024 | | | 2023 | | |
|---|---|---|---|---|---|---|
| | *(in thousands, except share and per share data)* | | | | | |
| Program | Shares | Total $ | $ per share | Shares | Total $ | $ per share |
| Open market | 1,353,564 $ | 100,034 $ | 73.90 | 402,873 $ | 25,009 $ | 62.08 |
| Employees | 92,444 | 8,037 | 86.94 | 21,904 | 1,302 | 59.44 |
| Total | 1,446,008 $ | 108,071 $ | 74.74 | 424,777 $ | 26,311 $ | 61.94 |

***Dividends*** - At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our recent dividends are as follows:

| Declaration Date[1] | Record Date | Payment Date | Dividend per Share | Annualized Dividend per Share |
|---|---|---|---|---|
| March 1, 2023 | March 13, 2023 | March 31, 2023 | $0.08 | $0.32 |
| May 18, 2023 | June 9, 2023 | June 30, 2023 | $0.08 | $0.32 |
| August 18, 2023 | September 8, 2023 | September 29, 2023 | $0.08 | $0.32 |
| November 10, 2023 | November 29, 2023 | December 18, 2023 | $0.08 | $0.32 |
| March 5, 2024 | March 18, 2024 | March 29, 2024 | $0.08 | $0.32 |
| May 24, 2024 | June 7, 2024 | June 28, 2024 | $0.08 | $0.32 |
| August 15, 2024 | September 6, 2024 | September 27, 2024 | $0.08 | $0.32 |
| November 13, 2024 | November 29, 2024 | December 19, 2024 | $0.08 | $0.32 |

[1] Effective with the cash dividend declared on March 1, 2023 (paid on March 31, 2023), the Company moved from semi-annual cash dividends to quarterly cash dividends.

On July 7, 2023, the Board of Directors declared a three-for-two stock split of the Company's common stock that was paid in the form of a stock dividend. Stockholders of record at the close of business on July 28, 2023, received one additional share for every two shares they held as of that date on August 16, 2023 (ex-dividend date August 17, 2023). All share and per share information has been updated to reflect the effects of this stock split.

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing), and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2025 and the foreseeable future.

***Off-Balance Sheet Arrangements -*** We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources.

**Statement of Cash Flows**

The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows provided by financing activities for the years indicated.

| | 2024 | 2023 |
|---|---|---|
| | *(in thousands)* | |
| **Operating Activities** | | |
| Net Income | $ 168,559 | $ 177,623 |
| Income statement adjustments, net | 73,343 | 58,166 |
| Changes in assets and liabilities: | | |
| Accounts receivable | (10,041) | (9,978) |
| Income taxes | (5,285) | (11,302) |
| Inventories | 27,080 | (16,226) |
| Contract assets | (90,626) | (30,043) |
| Prepaid expenses and other long-term assets | (3,707) | (1,048) |
| Accounts payable | 16,959 | (18,316) |
| Contract liabilities | 1,156 | (7,667) |
| Extended warranties | 1,835 | 2,600 |
| Accrued liabilities and other long-term liabilities | 13,259 | 15,086 |
| Net cash provided by operating activities | 192,532 | 158,895 |
| **Investing Activities** | | |
| Capital expenditures | (195,660) | (104,294) |
| Acquisition of intangible assets | (17,491) | (5,197) |
| Other | 76 | 180 |
| Net cash used in investing activities | (213,075) | (109,311) |
| **Financing Activities** | | |
| Borrowings of debt | 717,897 | 597,111 |
| Payments of debt | (601,091) | (629,787) |
| Proceeds from financing obligation, net of issuance costs | 4,186 | 6,061 |
| Payment related to financing costs | (664) | (398) |
| Stock options exercised | 31,861 | 33,259 |
| Repurchase of stock | (100,034) | (25,009) |
| Employee taxes paid by withholding shares | (8,037) | (1,302) |
| Cash dividends paid to stockholders | (26,084) | (26,445) |
| Net cash provided by (used in) financing activities | $ 18,034 | $ (46,510) |

*Cash Flows from Operating Activities*

The Company currently manages cash needs through working capital as well as drawing on its line of credit. Collections and payments cycles are on a normal pattern and fluctuate due to timing of receipts and payments. In early 2022, the Company began increasing the purchase of inventory to take advantage of favorable pricing opportunities and also to mitigate the impact of future supply chain disruptions on our operations; however, as inflationary and supply chain disruptions have decreased, the Company has been able to reduce overall inventory levels. At the end of 2024, we made significant purchases of inventory related to data center orders. These purchases are allocated to customer jobs and show as increases to our contract assets.

Payment terms for BASX jobs may require upfront cash to fund the job resulting in cash inflows related to our contract liabilities and cash inflows fluctuate due to job timing and scheduling.

The decrease in cash flows from income taxes is primarily due to the 2017 Tax Cuts & Jobs Act, which requires research and development expenses incurred after December 31, 2021, to be capitalized and amortized over five years. This defers our current period income tax deduction which increased our income tax payments due at the end of 2022.

*Cash Flows from Investing Activities*

The capital expenditures increase during 2024 related to our continued investment in our production capabilities. Purchases during 2024 include additional infrastructure and machinery for both replacement and growth. We added 237,500 square feet to our Longview, Texas facility primarily for the production of BASX branded data center products. We also completed the addition of a new Weld Shop in Redmond, Oregon that created more capacity in our manufacturing building. In Parkville, Missouri, we built an SMT production line to produce our own control boards. We have also made investments to purchase and develop software for internal use in anticipation of future Company growth. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges.

In December 2024, the Company purchased a new 787,000 square foot facility in Memphis, Tennessee, which will accommodate incremental demand for both BASX and AAON products over the next several years, at the same time providing more geographic diversification across our manufacturing footprint. The purchase price for the facility was approximately $63.4 million.

Our capital expenditure program for 2025 is estimated to be approximately $220.0 million. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges.

*Cash Flows from Financing Activities*

The change in cash from financing activities in 2024 is primarily related to borrowings under our revolving credit facility to manage our working capital needs, especially strategic purchases of inventory to avoid supply chain delays and the funding of certain capital expenditures, offset by repayments we were able to make due to increased operating results and financial condition.

Additionally, we repurchased approximately 1.4 million shares for approximately $108.1 million during 2024 (Note 17).

**Commitments and Contractual Agreements**

We are occasionally party to short-term, cancellable and occasionally non-cancellable, contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. In 2023, the Company executed a five-year purchase commitment for refrigerants. The Company made payments of $11.7 million and $10.1 million on this contract in 2024 and 2023, respectively. Estimated minimum future payments are $9.1 million, $10.5 million, and $11.2 million, for 2025, 2026, and 2027, respectively. We had no other material contractual purchase obligations as of December 31, 2024.

**Contingencies**

We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. See Note 19 of the Consolidated Financial Statements for additional information with respect to specific legal proceedings.

**Critical Accounting Estimates**

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and the Company's discussion and analysis of its financial condition and operating results require management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions, and judgments on historical experience, current trends, and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. We discuss these estimates with the Audit Committee of the Board of Directors periodically.

*Revenue -* Due to the highly customized nature of many of the Company's products and each product not having an alternative use to the Company without incurring significant costs to the Company and the agreements contain an enforceable right to payment including a reasonable profit margin, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The measurement and recognition of revenue requires us to make judgments and estimates, including the determination of whether we should recognize revenue as we perform or upon the completion of our performance obligation, as these determinations impact the timing and amount of our reported revenue. Costs used in estimating revenue can include direct materials, direct labor, installation, freight and delivery, commissions and royalties depending on the individual performance obligation. Other costs not related to the performance obligation, such as indirect labor and materials, small tools and supplies, operating expenses, field rework and back charges are charged to expense as incurred.

*Inventory* - Raw material or component inventory typically transfers from one stage of manufacturing to another where it accumulates additional costs directly incurred with the production of finished goods, including estimated standard labor and overhead costs. Labor and overhead costs associated with the manufacturing of our products are capitalized into inventory on an estimated standard basis. These include certain direct and indirect costs such as compensation, manufacturing, and facility costs associated with manufacturing support functions. We continually monitor our labor and overhead standard costs to ensure that standard costs reasonably reflect our actual costs and make manual adjusts the value of inventory accordingly. Our manual adjustments from standard to actual labor and overhead costs contain uncertainties that require management to make assumptions and apply judgment regarding a number of factors, including inventory turns, supply usage, manufacturing efficiencies, and historical production costs.

*Inventory Reserves* – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts, and for estimated shrinkage. Assumptions used to estimate inventory reserves include future manufacturing requirements and industry trends. Evolving technology and changes in product mix or customer demand can significantly affect the outcome of this analysis.

*Warranty Accrual* – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is the earlier of one year from the date of first use or 18 months from the date of shipment for parts only; 18 months for data center cooling solutions and cleanroom systems; an additional four years for compressors; 15 years on aluminized steel gas-fired heat exchangers; 25 years on stainless steel heat exchangers; and ten years on gas-fired heat exchangers in our historical RL products. Our warranty policy for the RQ series covers parts for two years from the date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue.

Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required.

***Share-Based Compensation*** – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options, restricted stock awards, performance stock units ("PSUs"), and key employee awards ("Key Employee Awards") based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis over the service period of stock options, restricted stock awards, and PSUs. Compensation expense is recognized for the Key Employee Awards on a straight-line basis over the service period when the performance condition is determined to be probable. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, forward-looking market conditions, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends.

***Goodwill and Indefinite-Lived Intangible Assets*** – Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Indefinite-lived intangible assets consist of trademarks and trade names.

Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2024, to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included macro-industry trends, market participant considerations, historical profitability, including free cash flows, and forecasted multi-year operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

**New Accounting Pronouncements**

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification.

We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative. The new guidance is intended to update a variety of disclosure requirements. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280). The new guidance improves reportable segment disclosures primarily through enhanced disclosures about significant segment expenses and by requiring current annual disclosures to be provided in interim periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this standard for fiscal year ended 2024. Upon adoption, this ASU did not have a material impact on the Company's financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The new guidance requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

**Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.**

**Commodity Price Risk**

We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure.

**Interest Rate Risk**

We are exposed to changes in interest rates related to our outstanding debt. As of December 31, 2024, we had an outstanding balance of $154.9 million. For each one percentage point increase in the interest rate applicable to our outstanding debt, our annual income before taxes would decrease by approximately $1.5 million.

**Item 8.  Financial Statements and Supplementary Data.**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AAON, Inc.

## Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2025 expressed an unqualified opinion.

## Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Revenue Recognition*

As described further in Notes 2 and 3 to the consolidated financial statements, the Company recognized net sales of $1,201 million for the year ended December 31, 2024. Revenue from certain contracts to design and manufacture highly customized units is recognized on an over time basis, as progress is made toward satisfying the performance obligations of each contract. Changes in job performance, job conditions, and estimated profitability may result in revisions to cost and income, and are estimated and recognized by the Company throughout the life of certain contracts. We identified revenue recognized over time related to certain of the Company's contracts with customers as a critical audit matter.

The principal consideration for our determination that revenue recognized over time related to certain of the Company's contracts with customers is a critical audit matter is the high degree of auditor effort in performing procedures and evaluating audit evidence related to over time contracts with customers.

Our audit procedures related to revenue recognized over time related to certain of the Company's contracts with customers included the following, among others.

- We tested the effectiveness of controls over revenue recognition, including management's determination of the estimated cost to complete and recorded progress toward fulfillment of the performance obligation.

- We tested the appropriateness of over-time revenue recognition for a sample of contracts with customers.

- We tested the appropriateness of revenue recognition for certain over-time contracts, including agreeing cost inputs to source documents, such as purchase orders, third-party invoices, and shipping documents, and evaluating the estimated costs to complete.

- We evaluated estimates made by the Company by analyzing the gross margin on completed contracts compared to historical estimates for those contracts to test the Company's estimation process.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Tulsa, Oklahoma
February 27, 2025

**AAON, Inc. and Subsidiaries**
**Consolidated Balance Sheets**

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | *(in thousands, except share and per share data)* | |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 14 | $ 287 |
| Restricted cash | 6,500 | 8,736 |
| Accounts receivable, net | 147,434 | 138,108 |
| Income tax receivable | 4,115 | — |
| Inventories, net | 187,420 | 213,532 |
| Contract assets | 135,421 | 45,194 |
| Prepaid expenses and other | 7,308 | 3,097 |
| Total current assets | 488,212 | 408,954 |
| Property, plant and equipment, net | 510,356 | 369,947 |
| Intangible assets, net and goodwill | 160,152 | 149,945 |
| Right of use assets | 15,436 | 11,774 |
| Other long-term assets | 242 | 816 |
| Deferred tax assets | 836 | — |
| Total assets | $ 1,175,234 | $ 941,436 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Debt, short-term | $ 16,000 | $ — |
| Accounts payable | 44,645 | 27,484 |
| Accrued liabilities | 99,347 | 85,508 |
| Contract liabilities | 14,913 | 13,757 |
| Total current liabilities | 174,905 | 126,749 |
| Debt, long-term | 138,891 | 38,328 |
| Deferred tax liabilities | — | 12,134 |
| Other long-term liabilities | 20,743 | 16,807 |
| New markets tax credit obligations [1] | 16,113 | 12,194 |
| Commitments and contingencies (Note 19) | | |
| Stockholders' equity: | | |
| Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued | — | — |
| Common stock, $.004 par value, 200,000,000 shares authorized, 81,436,594 and 81,508,381 issued and outstanding at December 31, 2024 and 2023, respectively | 326 | 326 |
| Additional paid-in capital | 68,946 | 122,063 |
| Retained earnings | 755,310 | 612,835 |
| Total stockholders' equity | 824,582 | 735,224 |
| Total liabilities and stockholders' equity | $ 1,175,234 | $ 941,436 |

[1] Held by variable interest entities (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

**AAON, Inc. and Subsidiaries**
**Consolidated Statements of Income**

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| | | *(in thousands, except share and per share data)* | | | | |
| Net sales | $ | 1,200,635 | $ | 1,168,518 | $ | 888,788 |
| Cost of sales | | 803,526 | | 769,498 | | 651,216 |
| Gross profit | | 397,109 | | 399,020 | | 237,572 |
| Selling, general and administrative expenses | | 188,014 | | 171,539 | | 110,823 |
| Gain on disposal of assets | | (23) | | (13) | | (12) |
| Income from operations | | 209,118 | | 227,494 | | 126,761 |
| Interest expense, net | | (2,905) | | (4,843) | | (2,627) |
| Other income, net | | 378 | | 503 | | 399 |
| Income before taxes | | 206,591 | | 223,154 | | 124,533 |
| Income tax provision | | 38,032 | | 45,531 | | 24,157 |
| Net income | $ | 168,559 | $ | 177,623 | $ | 100,376 |
| Earnings per share: | | | | | | |
| Basic | $ | 2.07 | $ | 2.19 | $ | 1.26 |
| Diluted | $ | 2.02 | $ | 2.13 | $ | 1.24 |
| Cash dividends declared per common share: | $ | 0.32 | $ | 0.32 | $ | 0.29 |
| Weighted average shares outstanding: | | | | | | |
| Basic | | 81,473,131 | | 81,156,114 | | 79,582,480 |
| Diluted | | 83,629,502 | | 83,295,290 | | 81,145,610 |

The accompanying notes are an integral part of these consolidated financial statements.

**AAON, Inc. and Subsidiaries**
**Consolidated Statements of Stockholders' Equity**

| | Common Stock | | Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| | | | *(in thousands)* | | |
| Balances at December 31, 2021 | $ 78,792 | $ 318 | $ 81,654 | $ 384,198 | $ 466,170 |
| Net income | — | — | — | 100,376 | 100,376 |
| Stock options exercised and restricted stock awards granted | 1,711 | 5 | 23,135 | — | 23,140 |
| Share-based compensation | — | — | 13,700 | — | 13,700 |
| Stock repurchased and retired | (365) | (1) | (13,754) | — | (13,755) |
| Contingent consideration (Note 2) | — | — | (6,000) | — | (6,000) |
| Dividends | — | — | — | (22,917) | (22,917) |
| Balances at December 31, 2022 | 80,138 | 322 | 98,735 | 461,657 | 560,714 |
| Net income | — | — | — | 177,623 | 177,623 |
| Stock options exercised and restricted stock awards granted | 1,795 | 7 | 33,252 | — | 33,259 |
| Share-based compensation | — | — | 16,384 | — | 16,384 |
| Stock repurchased and retired | (425) | (3) | (26,308) | — | (26,311) |
| Dividends | — | — | — | (26,445) | (26,445) |
| Balances at December 31, 2023 | 81,508 | 326 | 122,063 | 612,835 | 735,224 |
| Net income | — | — | — | 168,559 | 168,559 |
| Stock options exercised and restricted stock awards granted | 1,132 | 5 | 31,856 | — | 31,861 |
| Contingent shares issued (Note 17) | 243 | 1 | 6,363 | — | 6,364 |
| Share-based compensation | — | — | 16,729 | — | 16,729 |
| Stock repurchased and retired | (1,446) | (6) | (108,065) | — | (108,071) |
| Dividends | — | — | — | (26,084) | (26,084) |
| Balance at December 31, 2024 | $ 81,437 | $ 326 | $ 68,946 | $ 755,310 | $ 824,582 |

The accompanying notes are an integral part of these consolidated financial statements.

**AAON, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows**

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | *(in thousands)* | | |
| **Operating Activities** | | | |
| Net income | $ 168,559 | $ 177,623 | $ 100,376 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 62,735 | 46,468 | 35,106 |
| Amortization of debt issuance costs | 154 | 82 | 43 |
| Amortization of right of use assets | 189 | 324 | 324 |
| Provision for (recoveries of) credit losses on accounts receivable, net of adjustments | 715 | (154) | (72) |
| Provision for credit losses on contract assets, net of adjustments | 399 | — | — |
| (Recoveries of) provision for excess and obsolete inventories, net of write-offs | (968) | 1,633 | 2,740 |
| Share-based compensation | 16,729 | 16,384 | 13,700 |
| Other | (4) | (44) | 7 |
| Deferred income taxes | (6,606) | (6,527) | (13,332) |
| Changes in assets and liabilities: | | | |
| Accounts receivable | (10,041) | (9,978) | (56,306) |
| Income taxes | (5,285) | (11,302) | 18,195 |
| Inventories | 27,080 | (16,226) | (71,409) |
| Contract assets | (90,626) | (30,043) | (9,402) |
| Prepaid expenses and other long-term assets | (3,707) | (1,048) | (2,367) |
| Accounts payable | 16,959 | (18,316) | 11,574 |
| Contract liabilities | 1,156 | (7,667) | 13,882 |
| Extended warranties | 1,835 | 2,600 | 1,314 |
| Accrued liabilities and other long-term liabilities | 13,259 | 15,086 | 16,945 |
| Net cash provided by operating activities | 192,532 | 158,895 | 61,318 |
| **Investing Activities** | | | |
| Capital expenditures | (195,660) | (104,294) | (76,024) |
| Cash paid in business combination, net of cash acquired | — | — | (249) |
| Proceeds from sale of property, plant and equipment | 25 | 129 | 12 |
| Acquisition of intangible assets | (17,491) | (5,197) | — |
| Principal payments from note receivable | 51 | 51 | 48 |
| Net cash used in investing activities | (213,075) | (109,311) | (76,213) |
| **Financing Activities** | | | |
| Borrowings of debt | 717,897 | 597,111 | 225,758 |
| Payments of debt | (601,091) | (629,787) | (194,754) |
| Proceeds from financing obligation, net of issuance costs | 4,186 | 6,061 | — |
| Payments related to financing costs | (664) | (398) | — |
| Principal payments on financing lease | — | — | (115) |
| Stock options exercised | 31,861 | 33,259 | 23,140 |
| Repurchase of stock | (100,034) | (25,009) | (12,737) |
| Employee taxes paid by withholding shares | (8,037) | (1,302) | (1,018) |
| Dividends paid to stockholders | (26,084) | (26,445) | (22,917) |
| Net cash provided by (used in) financing activities | 18,034 | (46,510) | 17,357 |
| **Net (decrease) increase in cash, cash equivalents and restricted cash** | (2,509) | 3,074 | 2,462 |
| **Cash, cash equivalents and restricted cash, beginning of year** | 9,023 | 5,949 | 3,487 |
| **Cash, cash equivalents and restricted cash, end of year** | $ 6,514 | $ 9,023 | $ 5,949 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. Business Description

AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation ("AAON Oklahoma"), AAON Coil Products, Inc., a Texas corporation ("AAON Coil Products"), and BASX, Inc., an Oregon corporation ("BASX") (collectively, the "Company"). The consolidated financial statements include our accounts and the accounts of our subsidiaries.

We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data centers cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls.

### Inflation and Labor Market

In 2022, raw material and component prices rose, but by 2023, inflation slowed, leading to some stabilization in these prices. Due to our favorable liquidity position, we continue to make strategic purchases of materials when we see opportunities. We continue to manage the increase in the cost of raw materials through price increases for our products. We have also experienced supply chain challenges related to specific manufacturing parts, which we have managed through our strong vendor relationships as well as expanding our list of vendors.

Additionally, we continue to experience challenges in a tight labor market, especially the hiring of both skilled and unskilled production labor. We have implemented the following wage increases to remain competitive and to attract and retain employees:

- In March 2022, we awarded annual merit raises for an overall 3.0% increase to wages.
- In October 2022, we implemented a cost of living increase of 3.5% in place for all employees below the SLT level.
- In March 2023, we awarded annual merit raises for an overall 3.9% increase to wages.
- In March 2024, we awarded annual merit raises for an overall 3.3% increase to wages.

We continue to implement human resource initiatives to retain and attract labor to further increase production capacity. Beginning in 2023, initiatives included changing our employee paid time off policy, historically awarded in arrears at the beginning of each quarter, to accrue ratably over each pay period. Additionally, we enhanced our benefits for short-term disability, life insurance, paid parental leave, and paid military leave.

Despite efforts to mitigate the impact of inflation, supply chain issues and the tight labor market, future disruptions, while temporary, could negatively impact our consolidated financial position, results of operations and cash flows.

### WH Series and WV Series Water Source Heat Pump Units

As part of the normal course of business, management continually monitors the profitability of the Company's various product series offerings. During the third quarter of 2022, management made the decision to no longer produce our small packaged geothermal/water-source heat pump units consisting of the WH Series horizontal configuration and WV Series vertical configuration, from one-half to 12 1/2 tons ("WH/WV"). These WH/WV units were produced solely out of the AAON Oklahoma facility. Production of the remaining WH/WV backlog was completed during the second quarter of 2023.

### Change in Estimate

During the first quarter of 2022, a review of the Company's useful lives for certain sheet metal manufacturing equipment at our Longview, Texas facilities resulted in a change in estimate that increased the useful lives from between 10 and 12 years to 15 years. This determination was based on recent and estimated future production levels as well as management's knowledge of the equipment and historical and future use of the equipment. The change in estimate was made prospectively and resulted in a decrease in depreciation expense within cost of sales on our consolidated statements of income of $1.8 million during the year ended December 31, 2022.

We do not believe the impact of these events had a material adverse effect on our consolidated financial position, results of operations and cash flows.

## 2. Summary of Significant Accounting Policies

### *Principles of Consolidation*

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Our financial statements also consolidate all of our affiliated entities in which we have a controlling financial interest. Because we hold certain rights that give us the power to direct the activities of eight variable interest entities ("VIEs") (Note 18) that most significantly impact the VIEs economic performance, combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in those VIEs.

### *Cash and Cash Equivalents*

We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds.

The Company's cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

### *Restricted Cash*

Restricted cash held at December 31, 2024, and December 31, 2023, consists of bank deposits and highly liquid, interest-bearing money market funds held for the purpose of the Company's qualified New Markets Tax Credit programs (Note 18) to benefit an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations.

The Company's restricted cash is held in financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

### *Accounts and Note Receivable*

Accounts and note receivable are stated at amounts due from customers, net of an allowance for credit losses. We generally do not require that our customers provide collateral; however, our billings and customer payment terms can vary based on product type as a way to manage collections risk. The Company determines its allowance for credit losses by considering a number of factors, including the credit risk of specific customers, the customer's ability to pay current obligations, historical trends, economic and market conditions, and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past-due accounts are generally written off against the allowance for credit losses only after all collection attempts have been exhausted.

### *Concentration of Credit Risk*

Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 2.5%, 3.4%, and 3.1% of revenues for the years ended December 31, 2024, 2023, and 2022, respectively.

For the years-ended December 31, 2024, 2023, and 2022, Texas AirSystems accounted for approximately 16.4%, 13.8%, and 12.4% of our sales, respectively. Through portfolio groups, Meriton has an ownership interest in Texas AirSystems and certain other of our sales representatives. The aggregate sales percentages through Meriton-affiliated groups that are in addition to Texas AirSystems' sales for the years-ended December 31, 2024, 2023, and 2022 accounted for an additional 8.0%, 2.3%, and 1.4%, respectively. Two other similar groups, Ambient and AIR Control Concepts, share common ownership of some of our other sales representatives through portfolio groups and for the year-ended December 31, 2024, aggregate sales through their portfolio groups accounted for approximately 14.9% and 9.2% of our sales, respectively. In 2023, aggregate sales for Ambient and AIR Control Concepts accounted for approximately 11.5% and 10.2% of our sales respectively. Sales through the portfolio groups of either Ambient or AIR Control Concepts did not account for 10% or more of our sales for any years-ended prior to December 31, 2023. No other customers or portfolio groups accounted for more than 10% or more of our sales for the years ended December 31, 2024, and 2023, respectively.

As of December 31, 2024, and 2023, Texas AirSystems accounted for approximately 10.3% and 13.5%, of our accounts receivable balance, respectively. The aggregate percentages through Meriton-affiliated groups that are in addition to Texas AirSystems' accounts receivable as of December 31, 2024, and 2023, accounted for an additional 6.3% and 2.0%, respectively. Two other similar groups, Ambient and AIR Control Concepts, aggregate percentages through their portfolio groups accounted for approximately 19.3% and 6.6% of our accounts receivable as of December 31, 2024, respectively, and 16.8% and 11.5% as of December 31, 2023. Additionally, one customer accounted for 21.1% of our accounts receivable balance as of December 31, 2024. No other customers or portfolio groups accounted for more than 10% or more of our accounts receivable as of December 31, 2024, and 2023, respectively.

### Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out ("FIFO") or average cost method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts.

### Property, Plant and Equipment

Property, plant, and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation; except for property, plant, and equipment acquired in a business combination which is recorded at fair value. Repairs and maintenance and any gains or losses on disposition are included in operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Buildings and leasehold improvements | 3 - 40 years |
| Machinery and equipment | 3 - 20 years |
| Furniture and fixtures | 3 - 15 years |

### Business Combinations

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The acquisition date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred.

*Fair Value Financial Instruments and Measurements*

The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company's debt, and other payables, approximate their fair values either due to their short-term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels:

- Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date.
- Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means.
- Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated fair values of intangible assets, contingent consideration, and goodwill acquired in a business combination.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability.

*Software Development Costs*

We capitalize costs incurred to purchase or develop software for internal use. Internal-use software development costs are capitalized during the application development stage. These capitalized costs are reflected in intangible assets, net and goodwill on the consolidated balance sheets and are amortized over the estimated useful life of the software. The useful life of our internal-use software development costs is generally between one to six years.

*Definite-Lived Intangible Assets*

Our definite-lived intangible assets include customer relationships, internal-use software and other intellectual property acquired in business combinations or asset acquisition. We amortize our definite-lived intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review.

Amortization is computed using the straight-line method over the following estimated useful lives:

| Intellectual property | 6 - 30 years |
|---|---|
| Customer relationships | 14 years |

*Goodwill and Indefinite-Lived Intangible Assets*

Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill at December 31, 2024, is expected to be tax deductible in future periods. Indefinite-lived intangible assets consist of trademarks, trade names, and internal-use software. Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2024, to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

### Contingent Consideration

As part of the acquisition of BASX (Note 17) in 2021, we agreed to issue shares of the Company's common stock based on certain milestones in accordance with the acquisition agreement. This contingent consideration is valued at fair value on the acquisition date and is included in additional paid-in capital on the consolidated balance sheets.

### Impairment of Long-Lived Assets

We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management's judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value.

### Research and Development

The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2024, 2023, and 2022 research and development costs amounted to approximately $47.3 million, $43.7 million, and $46.8 million, respectively.

### Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses on our consolidated statement of income. Advertising expense for the years ended December 31, 2024, 2023, and 2022 was approximately $3.3 million, $2.6 million, and $2.4 million, respectively.

### Shipping and Handling

We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2024, 2023, and 2022 shipping and handling fees amounted to approximately $22.0 million, $29.0 million, and $24.4 million, respectively.

### Income Taxes

Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized.

*Share-Based Compensation*

The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company's share-based compensation plans provide for the granting of stock options, restricted stock, and performance stock units ("PSUs"). In conjunction with the acquisition of BASX in 2021, we awarded performance awards to key employees ("Key Employee Awards") of BASX.

The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as the expected volatility, the expected term of the grant, expected market performance, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends. The Key Employee Awards and PSUs do not accrue dividends.

Share-based compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Stock options and restricted stock awards, granted to employees, vested at a rate of 33% per year. Restricted stock awards granted to directors historically vest over the shorter of directors' remaining elected term or one-third each year. Forfeitures are accounted for as they occur.

All share-based compensation awards granted contain a one-year employment requirement (minimum service period) or the entire award is forfeited. If the employee or director is retirement eligible (as defined by the Long Term Incentive Plans) or becomes retirement eligible during service period of the related share-based compensation award, the service period is the lesser of 1) the grant date (plus one year), if retirement eligible on grant date, or 2) the period between grant date (plus one year) and retirement eligible date. Forfeitures are accounted for as they occur.

The PSUs cliff vest at the end of their respective service period. Share-based compensation expense is recognized on a straight-line basis over the service period of PSUs. The PSUs are subject to several service and market conditions, as defined by the PSU agreement, which allows the holder to retain a pro-rata amount of awards as a result of certain termination conditions, retirement, change in common control, or death. Forfeitures are accounted for as they occur.

The Key Employee Awards cliff vested on December 31, 2023. Share-based compensation expense was recognized on a straight-line basis over the service period of the Key Employee Awards as the performance conditions were satisfied. The Key Employee Awards were subject to several service and performance conditions, as defined by the Key Employee Award agreement, which allowed the holder to retain an amount of the awards as a result of certain termination conditions or a change in common control. Forfeitures were accounted for as they occurred.

*Derivative Instruments*

In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes.

*Revenue Recognition*

Due to the highly customized nature of many of the Company's products and each product not having an alternative use to the Company without significant costs to the Company, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The Company has formal cancellation policies and generally does not accept returns on these units. As a result, many of the Company's products do not have an alternative use and an enforceable right to payment, including a reasonable profit margin, and therefore, for these products, we recognize revenue over the time it takes to produce the unit.

Contract costs include direct materials, direct labor, installation, freight and delivery, commissions and royalties. Other costs not related to contract performance, such as indirect labor and materials, small tools and supplies, operating expenses, field rework and back charges are charged to expense as incurred. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are estimated and recognized by the Company throughout the life of the contract. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of billings is shown as a contract asset within our consolidated balance sheets, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a contract liability within our consolidated balance sheets.

The Company recognizes revenue, presented net of sales tax, when it satisfies the performance obligation in its contracts.  For certain manufactured equipment contracts and parts sales, the primary performance obligation in such a contract is delivery of the requested manufactured equipment. We satisfy the performance obligation when the control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders.

Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates.

Historically, sales of our products were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increases in demand of our product and increases in our backlog, sales have become more constant throughout the year.

### Product Warranties

A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

### Representatives and Third Party Products

We are responsible for billings and collections resulting from all sales transactions, including those initiated by our independent manufacturer representatives ("Representatives"). Representatives are national companies that are in the business of providing heating, ventilation, and air conditioning ("HVAC") units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. These other related products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit ("Third Party Products"). All are associated with the purchase of an HVAC unit but may be provided by the Representative or another third party. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit ("minimum sales price"), but do not control the total order price that is negotiated by the Representative with the end user customer. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives' fee and amounts due for additional products and services required by the customer. The Company is considered the principal for the equipment we design and manufacture and records that revenue gross. The Company has no control over the Third Party Products to the end customer and the Company is under no obligation related to the Third Party Products. Amounts related to Third Party Products are not recognized as revenue but are recorded as a liability and are included in accrued liabilities on the consolidated balance sheets.

The Representatives' fee and Third Party Products amounts ("Due to Representatives") are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our Representatives was $34.0 million, $59.2 million, and $39.1 million for each of the years ended December 31, 2024, 2023, and 2022, respectively.

### Insurance Reserves

Under the Company's insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers' compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred.

### Leases

New leases entered into by the Company are assessed at lease inception for proper lease classification. At December 31, 2024, and 2023, all of our leases are classified as operating leases.

We have entered into various short-term operating leases with an initial term of twelve months or less. These leases are not recorded on our consolidated balance sheets as of December 31, 2024, and 2023, and the rent expense for these short-term leases is not significant.

As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Our incremental borrowing rate represents the interest rate that we would pay to borrow an amount equal to the lease payments over a similar term in a similar economic environment.

Expense related to these leases is recognized on straight-line basis over the lease term. Certain of our leases contain escalating lease payments based on predefined increases. Most leases contain options to renew or terminate. Right-of-use assets and lease liabilities reflect only the options that the Company is reasonably certain to exercise.

The Company's leases generally require us to pay for insurance, taxes, utilities, and other operating costs. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred.

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position, and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, inventory valuation, inventory reserves, warranty accrual, income taxes, useful lives of property, plant, and equipment, estimated future use of leased property, share-based compensation, revenue percentage of completion and estimated costs to complete. Actual results could differ materially from those estimates.

### 3. Disaggregated Revenue Disclosures

The following tables show disaggregated net sales by reportable segment (Note 23) by major product brand, net of intercompany sales eliminations.

| Segment | Brands Produced | Brand Products |
|---|---|---|
| AAON Oklahoma | AAON | Rooftop units and aftermarket parts |
| AAON Coil Products | AAON / BASX | Condensing units, air handling products, data center cooling solutions, and geothermal/water-source heat pumps |
| BASX | BASX | Data center cooling solutions, cleanroom products, and air handling products |

**Year Ended December 31, 2024**

| | AAON Oklahoma | | AAON Coil Products | | BASX | | Total | |
|---|---|---|---|---|---|---|---|---|
| | | | *(in thousands)* | | | | | |
| AAON Products | $ | 858,711 | $ | 116,931 | $ | — | $ | 975,642 |
| BASX Products | | — | | 26,940 | | 198,053 | | 224,993 |
| | $ | 858,711 | $ | 143,871 | $ | 198,053 | $ | 1,200,635 |

**Year Ended December 31, 2023**

| | AAON Oklahoma | | AAON Coil Products | | BASX | | Total | |
|---|---|---|---|---|---|---|---|---|
| | | | *(in thousands)* | | | | | |
| AAON Products | $ | 897,919 | $ | 104,073 | $ | — | $ | 1,001,992 |
| BASX Products | | — | | 8,247 | | 158,279 | | 166,526 |
| | $ | 897,919 | $ | 112,320 | $ | 158,279 | $ | 1,168,518 |

**Year Ended December 31, 2022**

| | AAON Oklahoma | | AAON Coil Products | | BASX | | Total | |
|---|---|---|---|---|---|---|---|---|
| | | | *(in thousands)* | | | | | |
| AAON Products | $ | 663,845 | $ | 107,290 | $ | — | $ | 771,135 |
| BASX Products | | — | | — | | 117,653 | | 117,653 |
| | $ | 663,845 | $ | 107,290 | $ | 117,653 | $ | 888,788 |

Aftermarket part sales were $76.9 million, $67.7 million, $53.6 million for each of the years ended December 31, 2024, 2023, and 2022, respectively.

## 4. Contract Assets and Liabilities

Opening and closing balances of contract assets and contract liabilities are as follows:

| | | December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| | | *(in thousands)* | | | | |
| Contract assets | $ | 135,820 | $ | 45,194 | $ | 15,151 |
| Less: Allowance for credit losses | | (399) | | — | | — |
| Contract assets, net | | 135,421 | | 45,194 | | 15,151 |
| | | | | | | |
| Contract liabilities | | (14,913) | | (13,757) | | (21,424) |
| Total, net | $ | 120,508 | $ | 31,437 | $ | (6,273) |

Costs and estimated earnings on uncompleted contracts and related billings are as follows:

| | | December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| | | *(in thousands)* | | |
| Costs incurred on uncompleted contracts | $ | 133,593 | $ | 92,394 |
| Estimated earnings | | 97,074 | | 66,280 |
| | | 230,667 | | 158,674 |
| | | | | |
| Less: Contract billings to date | | (112,786) | | (127,433) |
| Less: Allowance for credit losses | | (399) | | — |
| Plus: Completed contracts, unbilled | | 3,026 | | 196 |
| Total, net | $ | 120,508 | $ | 31,437 |

Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period was $12.5 million, $21.4 million, and $7.5 million for each of the years ended December 31, 2024, 2023, and 2022, respectively. Typically, we expect to satisfy performance obligations relating to uncompleted in-process contracts within one year or less, however, timing of performance obligations can vary from timing of payment, production scheduling and timing of customer installation requirements. Increases in contract assets are mainly due to the increased production and increased demand of our BASX branded products.

## 5. Leases

The Company has lease arrangements for certain administrative, manufacturing and warehousing facilities and equipment. Lease expiration dates, including expected renewal options, range from February 2025 to November 2033, with the weighted average remaining term being 6.6 years. The discount rates used to calculate the present value of lease payments range from 1.3% to 6.6% as of December 31, 2024. All leases are classified as operating leases.

| | | December 31, | |
| | Balance Sheet Classification | 2024 | 2023 |
|---|---|---|---|
| | | *(in thousands)* | |
| Right-of-use assets | Right of use assets | $ 15,436 | $ 11,774 |
| Current lease liability | Accrued liabilities | 2,481 | 2,021 |
| Noncurrent lease liability | Other long-term liabilities | 13,592 | 10,201 |

Since 2018, the Company has leased the manufacturing, engineering and office space used by our operations in Parkville, Missouri. The lease term is through December 2032.

In November 2022, the Company entered into a lease arrangement for additional storage facilities in Tulsa, Oklahoma to support our operations. The lease added an additional 198,000 square feet to our operations. In January 2024, we amended the lease for an additional 157,550 square feet for operations and parts distribution. The amended lease term will expire January 2039.

In July 2023, the Company entered into a lease agreement with a start date of September 2023, for land and approximately 72,000 square feet of facilities in Redmond, Oregon to support our manufacturing operations. The lease term will expire November 2033 with additional renewal options.

We also lease six properties near our Redmond location. In the aggregate, these leases contain approximately 61,000 square feet of additional warehouse space, office space, as well as outside storage. These leases have expiring terms from February 2025 to May 2028.

Total undiscounted future lease payments are as follows:

| | *(in thousands)* |
|---|---|
| 2025 | $ 3,370 |
| 2026 | 3,295 |
| 2027 | 3,259 |
| 2028 | 3,130 |
| 2029 | 1,486 |
| Thereafter | 4,917 |

## 6. Accounts Receivable

Accounts receivable and the related allowance for credit losses are as follows:

| | | December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| | | *(in thousands)* | | | | |
| Accounts receivable | $ | 148,472 | $ | 138,431 | $ | 127,635 |
| Less: Allowance for credit losses | | (1,038) | | (323) | | (477) |
| Total, net | $ | 147,434 | $ | 138,108 | $ | 127,158 |

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| Allowance for credit losses: | | *(in thousands)* | | | | |
| Balance, beginning of period | $ | 323 | $ | 477 | $ | 549 |
| Provisions for (recoveries of) expected credit losses, net of adjustments | | 720 | | (142) | | 359 |
| Accounts receivable written off, net of recoveries | | (5) | | (12) | | (431) |
| Balance, end of period | $ | 1,038 | $ | 323 | $ | 477 |

## 7. Inventories

The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows:

| | | December 31, | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| | | *(in thousands)* | | |
| Raw materials | $ | 192,136 | $ | 211,259 |
| Work in process | | 20 | | 5,523 |
| Finished goods | | 456 | | 2,910 |
| Total, gross | | 192,612 | | 219,692 |
| Less: Allowance for excess and obsolete inventories | | (5,192) | | (6,160) |
| Total, net | $ | 187,420 | $ | 213,532 |

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| Allowance for excess and obsolete inventories: | | *(in thousands)* | | | | |
| Balance, beginning of period | $ | 6,160 | $ | 4,527 | $ | 1,787 |
| Provisions for excess and obsolete inventories | | 4,540 | | 5,480 | | 2,852 |
| Inventories written off | | (5,508) | | (3,847) | | (112) |
| Balance, end of period | $ | 5,192 | $ | 6,160 | $ | 4,527 |

We continuously evaluate our inventory parts and write off inventory when no alternative use can be found. During the third quarter of 2022, we made the decision to no longer produce our small packaged geothermal/water-source heat pump units consisting of the WH Series horizontal configuration and WV Series vertical configuration. As a result, we have increased our provision for excess and obsolete inventory and written off certain related components and parts that cannot be used in other products or sold through our parts business.

## 8. Property, Plant and Equipment

Our property, plant and equipment consist of the following:

|  | December 31, | | December 31, | |
|---|---|---|---|---|
|  | 2024 | | 2023 | |
| Property, plant and equipment: | (in thousands) | | | |
| Land | $ | 17,148 | $ | 15,438 |
| Buildings | | 315,854 | | 205,841 |
| Machinery and equipment | | 436,891 | | 391,366 |
| Furniture and fixtures | | 50,105 | | 40,787 |
| Total property, plant and equipment | | 819,998 | | 653,432 |
| Less:  Accumulated depreciation | | 309,642 | | 283,485 |
| Property, plant and equipment, net | $ | 510,356 | $ | 369,947 |

Depreciation expense is as follows:

|  | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | 2024 | | 2023 | | 2022 | |
|  | (in thousands) | | | | | |
| Depreciation expense | $ | 54,000 | $ | 41,137 | $ | 31,507 |

## 9. Intangible Assets and Goodwill

### *Intangible Assets*

Our intangible assets consist of the following:

|  | December 31, | | December 31, | |
|---|---|---|---|---|
|  | 2024 | | 2023 | |
| Definite-lived intangible assets | (in thousands) | | | |
| Intellectual property | $ | 12,450 | $ | 12,450 |
| Customer relationships | | 47,547 | | 47,547 |
| Capitalized internal-use software | | 22,265 | | 3,323 |
| Less:  Accumulated amortization | | (18,573) | | (9,838) |
| Total, net | | 63,689 | | 53,482 |
| | | | | |
| Indefinite-lived intangible assets | | | | |
| Trademarks | | 14,571 | | 14,571 |
| Total intangible assets, net | $ | 78,260 | $ | 68,053 |

Amortization expense is as follows:

|  | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | 2024 | | 2023 | | 2022 | |
|  | (in thousands) | | | | | |
| Amortization expense | $ | 8,735 | $ | 5,331 | $ | 3,599 |

55

The weighted-average amortization period for definite-lived intangible assets are as follow as of December 31, 2024:

|  | (in years) |
|---|---|
| Intellectual property | 17.3 |
| Customer relationships | 10.9 |
| Capitalized internal-use software | 2.7 |
| Definite-lived intangible assets | 11.4 |

Total future amortization expense for finite-lived intangible assets was estimated as follows:

|  | (in thousands) |
|---|---|
| 2025 | $ 7,018 |
| 2026 | 5,403 |
| 2027 | 5,356 |
| 2028 | 4,891 |
| 2029 | 4,528 |
| Thereafter | 24,792 |
| Total future amortization expense | 51,988 |
| Internal-use software projects in process | 11,701 |
| Total | $ 63,689 |

### Goodwill

The changes in the carrying amount of goodwill were as follows:

|  | Years Ended December 31, | | |
|---|---|---|---|
|  | 2024 | 2023 | 2022 |
|  | (in thousands) | | |
| Balance, beginning of period | $ 81,892 | $ 81,892 | $ 85,727 |
| Decreases due to acquisition adjustments | — | — | (3,835) |
| Balance, end of period | $ 81,892 | $ 81,892 | $ 81,892 |

The acquisition adjustments were recorded during the first quarter of 2022. The revisions were the result of the finalization of our preliminary estimates and third-party valuation models related to the acquisition of BASX (Note 17) in 2021. The impact of such revisions on consolidated net income was not significant.

## 10. Supplemental Cash Flow Information

| | | Years Ended December 31, | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Supplemental disclosures: | | *(in thousands)* | |
| Interest paid | $ 2,811 | $ 4,817 | $ 2,412 |
| Income taxes paid, Federal | 39,394 | 50,200 | 15,742 |
| Income taxes paid, State | 10,530 | 13,176 | 3,551 |
| | | | |
| Operating activities - other: | | | |
| Gain on disposition of assets | $ (23) | $ (13) | $ (12) |
| Foreign currency transaction loss (gain) | 37 | (10) | 41 |
| Interest income on note receivable | (18) | (21) | (22) |
| Total, other | $ (4) | $ (44) | $ 7 |
| | | | |
| Non-cash investing and financing activities: | | | |
| Non-cash capital expenditures | $ 202 | $ 287 | $ 1,919 |
| Contingent shares issued (Note 17) | 6,364 | — | — |

## 11. Warranties

The Company has product warranties with various terms from one year from the date of first use or 18 months for parts, data center cooling solutions, and cleanroom systems to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products, and any known identifiable warranty issues.

Changes in the warranty accrual are as follows:

| | | Years Ended December 31, | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Warranty accrual: | | *(in thousands)* | |
| Balance, beginning of period | $ 20,573 | $ 15,682 | $ 13,769 |
| Payments made | (12,959) | (11,274) | (6,584) |
| Warranty expense | 16,727 | 16,165 | 8,497 |
| Balance, end of period | $ 24,341 | $ 20,573 | $ 15,682 |

Warranty expense by reportable segment (Note 23) is as follows:

| | | Years Ended December 31, | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | | *(in thousands)* | |
| AAON Oklahoma | $ 13,446 | $ 13,126 | $ 6,069 |
| AAON Coil Products | 1,931 | 1,706 | 1,599 |
| BASX | 1,350 | 1,333 | 829 |
| Total | $ 16,727 | $ 16,165 | $ 8,497 |

## 12. Accrued Liabilities and Other Long-Term Liabilities

Accrued liabilities were comprised of the following:

| | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| | *(in thousands)* | |
| Warranty | $ 24,341 | $ 20,573 |
| Due to representatives | 21,808 | 14,428 |
| Payroll | 16,961 | 18,829 |
| Profit sharing | 2,628 | 7,596 |
| Workers' compensation | 608 | 338 |
| Medical self-insurance | 3,085 | 1,460 |
| Customer prepayments | 7,714 | 2,621 |
| Donations, short-term | 599 | 381 |
| Accrued income taxes | — | 1,170 |
| Employee vacation time | 12,084 | 10,315 |
| Extended warranties, short-term | 3,153 | 2,387 |
| Lease liability, short-term | 2,481 | 2,021 |
| Other | 3,885 | 3,389 |
| Total | $ 99,347 | $ 85,508 |

Other long-term liabilities were comprised of the following:

| | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| | *(in thousands)* | |
| Lease liability | $ 13,592 | $ 10,201 |
| Extended warranties | 7,151 | 6,082 |
| Donations and other | — | 524 |
| Total | $ 20,743 | $ 16,807 |

## 13. Debt

On December 16, 2024, we amended our Amended and Restated Loan Agreement dated November 24, 2021 (as amended, "Amended Loan Agreement"), to include an $80.0 million term loan ("Term Loan"). The Amended Loan Agreement provides for a $200.0 million revolving credit facility (the "Revolver") and an option to increase the maximum borrowings to $300.0 million.

***Revolver***

| | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| | *(in thousands)* | |
| Total Revolver Commitment | $ 200,000 | $ 200,000 |
| Less: Revolver borrowings outstanding | 76,467 | 38,328 |
| Less: Standby letters of credit | 300 | 2,300 |
| Borrowings available under the Revolver | $ 123,233 | $ 159,372 |

The Revolver expires on May 27, 2027.

*Term Loan*

| | | December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| | | *(in thousands)* | | |
| Term loan, short-term | $ | 16,000 | $ | — |
| Term loan, long-term | | 62,424 | | — |
| Total Term Loan | $ | 78,424 | $ | — |

The Term Loan is payable in equal monthly installments, plus interest, over 60 months, expiring December 16, 2029.

*Interest Rates*

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. The outstanding amount under the Term Loan bears interest at the SOFR plus a credit spread adjustment of 0.10% per annum plus the Applicable Margin.

Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio.

Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the years ended December 31, 2024, 2023, and 2022, respectively.

Weighted average interest rate of our borrowings outstanding are as follows:

| | **Years Ended December 31,** | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Revolver | 6.3% | 6.3% | 3.0% |
| Term loan[1] | 0.1% | *[1] | *[1] |

[1] Funds were borrowed on December 16, 2024. No borrowings outstanding during the years ended December 31, 2023 and 2022

If SOFR cannot be determined pursuant to the definition, as defined by the Amended Loan Agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%. As of December 16, 2024, as defined by the Amended Loan Agreement, if the SOFR cannot be determined any outstanding balance will bear interest at the Prime Rate in effect on such day.

*Debt Covenants*

At December 31, 2024, we were in compliance with our financial covenants as defined by the Amended Loan Agreement. These covenants included a financial covenant that we meet certain parameters related to our leverage ratio. At December 31, 2024, our leverage ratio was 0.57 to 1.0, which meets the requirement of not being above 3 to 1.

## 14. Income Taxes

The provision for income taxes consists of the following:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| | | *(in thousands)* | | | | |
| Current | $ | 44,638 | $ | 52,058 | $ | 37,489 |
| Deferred | | (6,606) | | (6,527) | | (13,332) |
| Income tax provision | $ | 38,032 | $ | 45,531 | $ | 24,157 |

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate before the provision for income taxes.

The reconciliation of the Federal statutory income tax rate to the effective income tax rate is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Federal statutory rate | 21.0 % | 21.0 % | 21.0 % |
| State income taxes, net of Federal benefit | 4.7 % | 3.9 % | 4.1 % |
| Change in valuation allowance | — % | (1.4)% | — % |
| Excess tax benefits related to share-based compensation (Note 15) | (7.9)% | (4.0)% | (2.4)% |
| Return to provision | (0.1)% | 0.2 % | (0.3)% |
| Non-deductible executive compensation | 2.1 % | 1.7 % | — % |
| Research and development tax credits | (1.4)% | (1.2)% | (2.1)% |
| Other | — % | 0.2 % | (0.9)% |
| Effective tax rate | 18.4 % | 20.4 % | 19.4 % |

The Company had investment tax credit carryforwards with a valuation allowance reserved against them as we did not have sufficient taxable income to utilize the carryforwards, in part because we generated more credit each year than we were able to utilize. Because the Company will not generate additional excess credits after our 2022 tax year, we will be able to use our credit carryforwards against future taxable income and the related valuation allowance was reversed resulting in a one-time benefit of $3.1 million to the income tax provision for the year ended December 31, 2023. As of December 31, 2024, we have investment tax credit carryforwards of approximately $0.9 million. These credits have estimated expirations from the year 2039 through 2043.

The Company recorded an excess tax benefit of $16.4 million for the year ended December 31, 2024, as compared to $8.9 million and $3.0 million during the same periods in 2023 and 2022, respectively. The excess tax benefit is related to the timing of stock option exercises as a result of our high stock price during the year ended December 31, 2024.

In accordance with the 2017 Tax Cuts & Jobs Act, under Internal Revenue Code Section 162(m), the tax deduction for covered executives of public companies is limited to $1.0 million per individual. Because of the increase in our stock price and timing of executive stock option exercises this resulted in an increase to the income tax provision of $4.3 million and $3.8 million for the years ended December 31, 2024, and 2023, respectively.

We also earn research and development tax credits as defined under Section 41 of the Internal Revenue Code. To qualify for the research and development tax credits, we perform annual studies that identify, document, and support eligible expenses related to qualified research and development activities. Eligible expenses include but are not limited to supplies, materials, contractor expenses and internal employee wages.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities are as follows:

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2024** | | **2023** |
| | | *(in thousands)* | | |
| Deferred income tax assets (liabilities): | | | | |
| Allowance for credit losses and inventory reserves | $ | 1,741 | $ | 1,724 |
| Warranty accrual | | 6,386 | | 5,462 |
| Other accruals | | 8,034 | | 3,989 |
| Share-based compensation | | 8,853 | | 8,560 |
| Research & development expenses | | 29,140 | | 18,647 |
| Oklahoma investment credit carryforward | | 689 | | 2,306 |
| Other, net | | 3,079 | | 1,673 |
| Net deferred income tax assets | | 57,922 | | 42,361 |
| Property & equipment | | (57,086) | | (54,495) |
| Total deferred income tax liabilities | | (57,086) | | (54,495) |
| Net deferred income tax asset (liabilities) | $ | 836 | $ | (12,134) |

In accordance with the 2017 Tax Cuts & Jobs Act, under Internal Revenue Code Section 174, research and development expenses incurred after December 31, 2021, are required to be capitalized and amortized over five years. The amortization requirements for tax purposes is a mid-year convention, meaning that the tax amortization is 10% in the year of acquisition, 20% in the following four years, and 10% in the final year.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year to year and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years.

The Company's estimated annual 2024 effective tax rate, excluding discrete events, is approximately 24.7%. We file income tax returns in the U.S., state and foreign income tax jurisdictions. We are subject to U.S. income tax examinations for the tax years 2021 to present, and to non-U.S. income tax examinations for the tax years 2020 to present. In addition, we are subject to state and local income tax examinations for tax years 2020 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense.

## 15. Share-Based Compensation

On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (as amended, "2007 Plan") which provided an additional 5.0 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units, and performance awards. Under the 2007 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant.

On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan ("2016 Plan") which provides for approximately 13.4 million shares, comprised of 5.1 million new shares provided for under the 2016 Plan, approximately 0.6 million shares that were available for issuance under the previous 2007 Plan that are now authorized for issuance under the 2016 Plan, approximately 3.9 million shares that were approved by the stockholders on May 15, 2018, and an additional 3.8 million shares that were approved by the stockholders on May 12, 2020.

On May 21, 2024, our stockholders adopted the 2024 Long-Term Incentive Plan ("2024 Plan") which provides for approximately 2.7 million new shares and approximately 3.7 million shares that were issued and outstanding under the 2016 Plan (as of May 21, 2024) that are now authorized for issuance under the 2024 Plan. The 3.7 million shares issued and outstanding under the 2016 Plan are only eligible for issuance under the 2024 Plan upon forfeiture, expiration, or cancellation.

Under the 2024 Plan and previously under the 2016 Plan (collectively, the "LTIP Plans"), shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the LTIP Plans, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The LTIP Plans are administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the "Committee"). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the LTIP Plans. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the LTIP Plans, establishes and revises rules and regulations relating to the LTIP Plans and makes any other determinations that it believes necessary for the administration of the LTIP Plans.

*Options*

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during the years ended December 31, 2024, 2023, and 2022 using a Black Scholes-Merton Model:

| | 2024 | | 2023 | | 2022 |
| --- | --- | --- | --- | --- | --- |
| **Directors and SLT[1]:** | | | | | |
| Expected dividend yield | $ | 0.32 | $ | 0.32 | $ | 0.25 |
| Expected volatility | | 37.89 % | | 37.89 % | | 36.07 % |
| Risk-free interest rate | | 4.14 % | | 4.39 % | | 2.31 % |
| Expected life (in years) | | 4.0 | | 4.0 | | 4.0 |
| **Employees:** | | | | | |
| Expected dividend yield | $ | 0.32 | $ | 0.32 | $ | 0.25 |
| Expected volatility | | 33.59 % | | 38.25 % | | 37.49 % |
| Risk-free interest rate | | 4.27 % | | 4.41 % | | 2.35 % |
| Expected life (in years) | | 3.0 | | 3.0 | | 3.0 |

[1] Senior Leadership Team ("SLT") consists of officers and key members of management.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2024:

| Range of Exercise Prices | Number of Shares | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Intrinsic Value |
| --- | --- | --- | --- | --- |
| | | | | *(in thousands)* |
| $13.95 - 27.58 | 1,198,377 | 3.54 | $ 25.44 | $ 110,544 |
| $28.28 - 37.07 | 442,471 | 5.79 | 31.60 | 38,089 |
| $37.09 - 140.76 | 316,087 | 6.72 | 50.72 | 21,164 |
| Total | 1,956,935 | 4.56 | $ 30.91 | $ 169,797 |

A summary of option activity under the plans is as follows:

| Options | Shares | | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding at December 31, 2023 | 3,619,585 | $ | 33.09 |
| Granted | 418,669 | | 80.17 |
| Exercised | (1,016,515) | | 31.34 |
| Forfeited or Expired | (63,868) | | 54.78 |
| Outstanding at December 31, 2024 | 2,957,871 | $ | 39.83 |
| Exercisable at December 31, 2024 | 1,956,935 | $ | 30.91 |

The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2024, is $8.7 million and is expected to be recognized over a weighted average period of 1.9 years.

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022 was $65.1 million, $39.0 million, and $16.0 million, respectively. The cash received from options exercised during the year ended December 31, 2024, 2023, and 2022 was $31.9 million, $33.3 million, and $23.1 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying consolidated statements of cash flows.

### Restricted Stock

The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. At December 31, 2024, unrecognized compensation cost related to unvested restricted stock awards was approximately $4.7 million which is expected to be recognized over a weighted average period of 1.7 years.

A summary of the unvested restricted stock awards is as follows:

| Restricted stock | Shares | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Unvested at December 31, 2023 | 187,084 | $ | 44.07 |
| Granted | 65,661 | | 78.54 |
| Vested | (100,236) | | 41.05 |
| Forfeited | (8,217) | | 58.87 |
| Unvested at December 31, 2024 | 144,292 | $ | 61.01 |

### PSUs

We have awarded PSUs to certain officers and employees under our LTIP Plans. Unlike our restricted stock awards, these PSUs are not considered legally outstanding and do not accrue dividends during the vesting period. These PSUs vest based on the level of achievement with respect to the Company's total shareholder return ("TSR") benchmarked against similar companies included in the capital goods sector of the S&P Smallcap 600 Index. The TSR measurement period is three years. At the end of the measurement period, each award will be converted into AAON common stock at 0% to 200% of the PSUs held, depending on overall TSR as compared to the S&P SmallCap 600 Index benchmark companies.

The total pre-tax compensation cost related to unvested PSUs not yet recognized as of December 31, 2024, is $4.6 million and is expected to be recognized over a weighted average period of approximately 1.5 years.

The following weighted average assumptions were used to determine the fair value of the PSUs granted on the original grant date for expense recognition purposes for PSUs granted during the years ended December 31, 2024, 2023, and 2022, using a Monte Carlo Model:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Expected dividend rate | $ 0.32 | $ 0.32 | $ 0.25 |
| Expected volatility | 33.99 % | 32.71 % | 37.60 % |
| Risk-free interest rate | 4.31 % | 4.66 % | 2.00 % |
| Expected life (in years) | 2.80 | 2.80 | 2.80 |

The expected term of the PSUs is based on their remaining performance period. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

A summary of the unvested PSUs is as follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested at December 31, 2023 | 152,112 | $ 54.88 |
| Granted | 48,181 | 106.24 |
| Additional payout[1] | 2,059 | 58.53 |
| Vested | (21,919) | 58.53 |
| Forfeited | (11,085) | 69.38 |
| Unvested at December 31, 2024 [2, 3] | 169,348 | $ 68.12 |

[1] The additional number of PSUs earned based on a 110% achievement at December 31, 2023 for awards vesting in 2024.

[2] Consists of 68,850 PSUs cliff vesting December 31, 2024, 54,761 PSUs cliff vesting December 31, 2025, and 45,737 PSUs cliff vesting December 31, 2026.

[3] The 68,850 PSUs cliff vesting December 31, 2024 were approved by the Compensation Committee and issued to holders in January 2025.

### Key Employee Awards

As part of the December 2021 acquisition of BASX, the Company granted 39,899 Key Employee Awards. Unlike our restricted stock awards under the LTIP Plans, the Key Employee Awards are not considered legally outstanding and do not accrue dividends during the vesting period. The issuance of the Key Employee Awards was contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ending 2021, 2022 and 2023 as defined by the BASX acquisition membership interest purchase agreement ("MIPA Agreement") and continued employment with the Company. At the end of the earn-out period, ending December 31, 2023, each eligible Key Employee Award vested and was converted into common stock. The fair value of Key Employee Awards is based on the fair market value of AAON common stock on the grant date. The weighted average grant date fair value of the key awards was $53.45. All pre-tax compensation cost has been recognized as of December 31, 2023.

## Summary of Share-based Compensation

A summary of share-based compensation is as follows for the years ended December 31, 2024, 2023, and 2022:

| | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| **Grant date fair value of awards during the period:** | | | *(in thousands)* | | | |
| Options | $ | 9,496 | $ | 5,259 | $ | 6,522 |
| PSUs | | 5,119 | | 4,907 | | 3,671 |
| Restricted stock | | 5,157 | | 4,505 | | 2,275 |
| Total | $ | 19,772 | $ | 14,671 | $ | 12,468 |

| | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| **Share-based compensation expense:** | | | *(in thousands)* | | | |
| Options | $ | 8,085 | $ | 8,810 | $ | 8,585 |
| PSUs | | 4,010 | | 2,561 | | 958 |
| Restricted stock | | 4,634 | | 3,977 | | 3,105 |
| Key employee awards | | — | | 1,036 | | 1,052 |
| Total | $ | 16,729 | $ | 16,384 | $ | 13,700 |

| | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| **Income tax benefit related to share-based compensation:** | | | *(in thousands)* | | | |
| Options | $ | 14,878 | $ | 8,138 | $ | 2,715 |
| PSUs | | 169 | | — | | — |
| Restricted stock | | 1,064 | | 720 | | 241 |
| Key Employee Awards | $ | 282 | $ | — | $ | — |
| Total | $ | 16,393 | $ | 8,858 | $ | 2,956 |

## 16. Employee Benefits

### Defined Contribution Plan - 401(k)

We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6.0% deferral rate and currently contributing employees' deferral rates will be increased to 6.0% unless their current rate is above 6.0% or the employee elects to decline the automatic enrollment or increase. Administrative expenses are paid for by Plan participants. The Company paid no administrative expenses for the years ended 2024, 2023, and 2022.

The Company matches 175.0% up to 6.0% of employee contributions of eligible compensation. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

| | | **Years Ended December 31,** | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| | | | *(in thousands)* | | | |
| Contributions, net of forfeitures, made to the defined contribution plan | $ | 20,255 | $ | 18,264 | $ | 15,475 |

### Profit Sharing Bonus Plans

We maintain a discretionary profit sharing bonus plan under which approximately 8.5% of pre-tax profit (10% prior to January 1, 2024) from the Company is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time non-exempt employees of the Company who are actively employed and working on the first and last day of the calendar quarter. BASX employees are eligible to participate in the discretionary profit sharing bonus plan on January 1, 2024.

Prior to January 1, 2024, BASX had a separate employee incentive program ("EIP") under which 5.0% of BASX's pre-tax profit, plus certain add backs, was paid ratably to eligible employees based on days-of-pay during the fiscal year. Eligible employees are regular full-time and part-time employees who have worked during the year and are still employed when the EIP payment is made following the end of the fiscal year, excluding members of BASX's senior leadership team and any employee-paid commissions or royalties. This incentive program ended December 31, 2023.

| | Years Ended December 31, | | |
| | **2024** | **2023** | **2022** |
|---|---|---|---|
| | *(in thousands)* | | |
| Profit sharing bonus plan and employee incentive plan expense | $ 19,948 | $ 24,590 | $ 14,009 |

### Employee Medical Plan

We self-insure for our employees' health insurance and make medical claim payments up to certain stop-loss amounts. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plans. In addition, the Company matches 175.0% of a participating employee's allowed contributions to a qualified health saving account to assist employees with our health insurance plan deductibles. BASX employees joined the Company's medical plan and benefits on January 1, 2024.

BASX was insured for healthcare coverage through a third party through December 31, 2023. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plans. In addition, the Company contributes certain amounts for BASX's employees enrolled in a high deductible plan to a qualified health savings account to assist employees with health insurance plan deductibles. This healthcare coverage ended December 31, 2023.

| | Years Ended December 31, | | |
| | **2024** | **2023** | **2022** |
|---|---|---|---|
| | *(in thousands)* | | |
| Medical claim payments | $ 18,471 | $ 14,759 | $ 10,459 |
| Health saving account contributions | 9,248 | 4,961 | 3,862 |

## 17. Stockholders' Equity

*Stock Repurchases*

The Board has authorized one active stock repurchase program for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our authorized open market repurchase programs during the periods are as follows:

| Agreement Execution Date | Authorized Repurchase $ | Expiration Date |
|---|---|---|
| March 13, 2020 | $20 million[1] | November 9, 2022 |
| November 3, 2022 | $50 million[1] | February 27, 2024 |
| February 27, 2024 | $50 million[1] | June 4, 2024 |
| June 4, 2024 | $50 million[2] | June 14, 2024 |
| February 25, 2025 | $100 million | **[3] |

[1] Repurchases made in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

[2] Repurchases made in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

[3] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

Company also had a stock repurchase arrangement by which employee-participants in our 401(k) Plan were entitled to have shares of AAON stock in their accounts sold to the Company. The 401(k) Plan was amended in June 2022 to discontinue this program. No additional shares have been purchased by the Company under this arrangement since June 2022.

Lastly, the Company repurchases shares of AAON, Inc. stock related to the LTIP Plans (Note 15) at current market prices.

Our repurchase activity is as follows:

| Program | 2024 | | | 2023 | | | 2022 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Total $ | $ per share | Shares | Total $ | $ per share | Shares | Total $ | $ per share |
| | *(in thousands, except share and per share data)* | | | | | | | | |
| Open market | 1,353,564 | $100,034 $ | 73.90 | 402,873 | $ 25,009 $ | 62.08 | 183,168 | $ 6,823 $ | 37.25 |
| 401(k) | — | — | — | — | — | — | 155,904 | 5,913 | 37.93 |
| Employees | 92,444 | 8,037 | 86.94 | 21,904 | 1,302 | 59.44 | 25,842 | 1,019 | 39.43 |
| Total | 1,446,008 | $108,071 $ | 74.74 | 424,777 | $ 26,311 $ | 61.94 | 364,914 | $ 13,755 $ | 37.69 |

*Cash Dividends*

At the discretion of the Board, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our recent cash dividends are as follows:

| Declaration Date[1] | Record Date | Payment Date | Dividend per Share | Annualized Dividend per Share |
|---|---|---|---|---|
| May 18, 2022 | June 3, 2022 | July 1, 2022 | $0.13 | $0.26 |
| November 8, 2022 | November 28, 2022 | December 16, 2022 | $0.16 | $0.32 |
| March 1, 2023 | March 13, 2023 | March 31, 2023 | $0.08 | $0.32 |
| May 18, 2023 | June 9, 2023 | June 30, 2023 | $0.08 | $0.32 |
| August 18, 2023 | September 8, 2023 | September 29, 2023 | $0.08 | $0.32 |
| November 10, 2023 | November 29, 2023 | December 18, 2023 | $0.08 | $0.32 |
| March 5, 2024 | March 18, 2024 | March 29, 2024 | $0.08 | $0.32 |
| May 24, 2024 | June 7, 2024 | June 28, 2024 | $0.08 | $0.32 |
| August 15, 2024 | September 6, 2024 | September 27, 2024 | $0.08 | $0.32 |
| November 13, 2024 | November 29, 2024 | December 19, 2024 | $0.08 | $0.32 |

[1] Effective with the cash dividend declared on March 1, 2023 (paid on March 31, 2023), the Company moved from semi-annual cash dividends to quarterly cash dividends.

We paid cash dividends of $26.1 million, $26.4 million, and $22.9 million in 2024, 2023, and 2022, respectively.

### Stock Split

On July 7, 2023, the Board of Directors declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend. Stockholders of record at the close of business on July 28, 2023, received one additional share for every two shares they held as of that date on August 16, 2023 (ex-dividend date August 17, 2023). Cash was paid in lieu of fractional shares (approximately $0.5 million). All share and per share information has been updated to reflect the effects of this stock split.

### Contingent Shares Issued in BASX Acquisition

On December 10, 2021, we closed on the acquisition of BASX. Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BASX, which was payable in approximately 1.56 million shares of AAON stock, par value of $0.004 per share. The shares did not accrue dividends.

Under the MIPA Agreement, the issuance of shares to the former owners of BASX was contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. In March 2024, we issued the remaining 0.2 million shares related to the earn-out milestone for the year ended 2023. As a result of the shares issued in March 2024, the tax basis exceeded the book basis for consideration paid resulting in a deferred tax asset and an increase to additional paid-in capital of 6.4 million, respectively, on our consolidated balance sheet. The deferred tax asset is expected to be amortized over fifteen years. We previously issued 0.6 million shares and 0.7 million related to the earn-out milestones for the years ended 2022 and 2021, respectively. All shares have been issued as private placements exempt from registration with the SEC under Rule 506(b) and are included in common stock on the consolidated statements of stockholders' equity.

### Authorized Shares Outstanding

An amendment to the Company's Articles of Incorporation to increase its total authorized common shares from 100,000,000 to 200,000,000 was approved by our stockholders on May 21, 2024, at the Company's Annual Meeting. On July 9, 2024, a Certificate of Amendment was filed with the Nevada Secretary of State to effectuate the increase in authorized shares.

## 18. New Markets Tax Credit

*2019 New Markets Tax Credit*

On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2019 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2019 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2019 Project"). In connection with the 2019 NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low-interest financing and the potential for future debt forgiveness related to the 2019 Project.

Upon closing of the 2019 NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the 2019 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the 2019 Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of the NMTCs.

This transaction also includes a put/call feature either of which can be exercised at the end of the seven-year compliance period. The 2019 Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2019 Investor's interest of $6.5 million is recorded in new markets tax credit obligations on the consolidated balance sheets. The Company incurred approximately $0.3 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

*2023 New Markets Tax Credit*

On April 25, 2023, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2023 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2023 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2023 Project"). In connection with the 2023 NMTC transaction, the Company received a $23.0 million NMTC allocation for the 2023 Project and secured low-interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2023 NMTC transaction, the Company provided an aggregate of approximately $16.7 million to the 2023 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $16.7 million in proceeds plus capital contributed from the 2023 Investor was used to make an aggregate $23.8 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2023 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2023 Project.

This transaction also includes a put/call feature either of which can be exercised at the end of the seven-year compliance period. The 2023 Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2023 Investor's interest of $5.8 million is recorded in new markets tax credit obligations on the consolidated balance sheets. The Company incurred approximately $0.4 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

*2024 New Markets Tax Credit*

On February 27, 2024, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2024 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2024 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in real estate to facilitate 2023 Project. In connection with the 2024 NMTC transaction, the Company received a $15.5 million NMTC allocation for the 2023 Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2024 NMTC transaction, the Company provided an aggregate of approximately $11.0 million to the 2024 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $11.0 million in proceeds plus capital contributed from the 2024 Investor was used to make an aggregate

$16.0 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2024 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2024 Project.

This transaction also includes a put/call feature that either of which can be exercised at the end of the seven-year compliance period. The Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2024 Investor's interest of $3.8 million is recorded in new markets tax credit obligations on the consolidated balance sheets. The Company incurred approximately $0.4 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

The 2019 Investor, 2023 Investor, and 2024 Investor are each subject to 100 percent recapture of the 2019, 2023, and 2024 NMTC, respectively, it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the 2019 NMTC arrangements, 2023 NMTC arrangements, and 2024 NMTC arrangements, respectively. Noncompliance with applicable requirements could result in the 2019 and/or 2023 and/or 2024 Investors' projected tax benefits not being realized and, therefore, require the Company to indemnify the 2019 Investor, 2023 Investor, and 2024 Investor for any loss or recapture of the 2019 NMTC, 2023 NMTC, and 2024 NMTC, respectively, related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with any of these financing arrangements.

The 2019 Investor, 2023 Investor, and 2024 Investor and its majority-owned community development entity are considered VIEs and the Company is the primary beneficiary of the VIEs. Because the Company is the primary beneficiary of the VIEs, they have been included in the consolidated financial statements. There are no other assets, liabilities or transactions in these VIEs outside of the financing transactions executed as part of the 2019 NMTC, 2023 NMTC, or 2024 NMTC arrangements, respectively.

### 19. Commitments and Contingencies

#### *Havtech Litigation*

On January 24, 2022, one of the Company's former independent sales representative firms, Havtech, LLC (and its affiliate, Havtech Parts Division, LLC, collectively "Plaintiffs"), filed a complaint (the "Complaint") in the Circuit Court for Howard County, Maryland (*Havtech, LLC, et al., v. AAON, Inc., et al.*). The Complaint challenged the Company's termination of its business relationship with Plaintiffs. The Company removed the action to the United States District Court for the District of Maryland (Northern Division) and moved to dismiss the Complaint. Plaintiffs' First Amended Complaint ("First Amended Complaint") was entered by the court on July 28, 2022. The First Amended Complaint asserts that the Company improperly terminated Plaintiffs and seeks damages alleged to be no less than $48.6 million, plus fees and costs. The Company filed its Answer to First Amended Complaint on January 31, 2023.

On September 28, 2023, the parties attended a court-ordered settlement conference and agreed to resolve the case for $7.5 million. A settlement agreement was entered into on October 25, 2023 and the case has been dismissed with prejudice. The settlement of $7.5 million has been included in selling, general and administrative expenses on our consolidated statement of income. The final payment was made on October 26, 2023.

#### *Other Matters*

The Company is involved from time to time in claims and lawsuits incidental to our business arising from various matters, including alleged violations of contract, product liability, warranty, environmental, regulatory, personal injury, intellectual property, employment, tax and other laws. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We do not believe these matters will have a material adverse effect on our business, financial position, results of operations or cash flows.

We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed-price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. We had no material contractual purchase obligations as of December 31, 2024, except as noted below.

In 2023, the Company executed a five-year purchase commitment for refrigerants. In 2024 and 2023, the Company made payments of $11.7 million and $10.1 million on this contract, respectively. Estimated minimum future payments are $9.1 million, $10.5 million, and $11.2 million for 2025, 2026, and 2027, respectively. We had no other material contractual purchase obligations as of December 31, 2024.

## 20. New Accounting Pronouncements

Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative. The new guidance is intended to update a variety of disclosure requirements. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280). The new guidance improves reportable segment disclosures primarily through enhanced disclosures about significant segment expenses and by requiring current annual disclosures to be provided in interim periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this standard for fiscal year ended 2024. Upon adoption, this ASU did not have a material impact on the Company's financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The new guidance requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

## 21. Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards.

The following table sets forth the computation of basic and diluted earnings per share:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Numerator:** | *(in thousands, except share and per share data)* | | |
| Net income | $ 168,559 | $ 177,623 | $ 100,376 |
| **Denominator:** | | | |
| Basic weighted average shares | 81,473,131 | 81,156,114 | 79,582,480 |
| Effect of dilutive shares related to stock based compensation[1] | 2,109,206 | 1,972,380 | 1,264,175 |
| Effect of dilutive shares related contingent consideration[2] | 47,165 | 166,796 | 298,955 |
| Diluted weighted average shares | 83,629,502 | 83,295,290 | 81,145,610 |
| **Earnings per share:** | | | |
| Basic | $ 2.07 | $ 2.19 | $ 1.26 |
| Dilutive | $ 2.02 | $ 2.13 | $ 1.24 |
| **Anti-dilutive shares:** | | | |
| Shares | 235,188 | 314,108 | 908,221 |

[1] Dilutive shares related to stock options, restricted stock, PSUs and Key Employee Awards (Note 15)

[2] Dilutive shares related to contingent shares issued to former owners of BASX (Note 17)

## 22. Related Parties

The following is a summary of transactions and balances with affiliates:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | *(in thousands)* | | |
| Sales to affiliates | $ 9,709 | $ 7,860 | $ 5,789 |
| Payments to affiliates | 1,632 | 1,476 | 1,318 |

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | *(in thousands)* | |
| Due from affiliates | $ 1,055 | $ 994 |
| Due to affiliates | 369 | 145 |

The nature of our related party transactions is as follows:

- The Company sells units to an entity owned by a member of the CEO's immediate family. This entity is also one of the Company's Representatives and as such, the Company makes payments to the entity for third party products.

- The Company purchases some supplies from entities controlled by two of the Company's board members and a member of the Company's executive management team.

- The Company periodically makes part sales and made payments to a board member related to a consulting agreement.

- The Company periodically rents space partially owned by the CEO for various Company meetings.

- The Company leases flight time of an aircraft partially owned by our President/COO and Vice President.

- From December 10, 2021 through May 31, 2022, the Company leased a manufacturing and office facility in Redmond, Oregon from an entity in which certain members of BASX management had an ownership interest. This facility was purchased 100% by the Company on May 31, 2022.

## 23. Segments

The Company has determined that it has three reportable segments for financial reporting purposes.

*AAON Oklahoma:* AAON Oklahoma engineers, manufactures and sells semi-custom and custom HVAC systems, designs and manufactures controls solutions, and sells aftermarket parts to customers through retail part stores and online. AAON Oklahoma includes the operations of our Tulsa, Oklahoma, Memphis, Tennessee and Parkville, Missouri manufacturing facilities, two retail locations, and the Norman Asbjornson Innovation Center ("NAIC") research and development laboratory accredited by the Air Movement and Control Association International, Inc. ("AMCA").

With the NAIC, a world-class research and development ("R&D") laboratory in Tulsa, Oklahoma, our products are continuously tested under a variety of extreme environmental conditions to ensure they deliver the ultimate performance, efficiency, and value.

Also located in Tulsa, Oklahoma, our cutting-edge Exploration Center showcases the engineering, design attributes, and premium build quality of our equipment side-by-side the market alternatives.

*AAON Coil Products:* AAON Coil Products engineers and manufactures a selection of our semi-custom, and custom HVAC systems as well as a variety of heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma, AAON Coil Products, and BASX. AAON Coil Products consists of operations at our Longview, Texas manufacturing facilities. BASX branded products are also manufactured in Longview.

*BASX:* BASX engineers, manufactures, and sells an array of custom, high-performance cooling solutions for the rapidly growing hyperscale data center market, ventilation solutions for cleanroom environments in the bio-pharmaceutical, semiconductor, medical and agriculture markets, and highly custom, air handlers and modular solutions for a vast array of markets. BASX consists of operations at our Redmond, Oregon manufacturing facilities.

The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales, cost of sales, and gross profit directly attributable to our segments. The CODM does not evaluate operating segments using asset or liability information.

Due to the integrated nature of our Company as well as the increasing production of both AAON and BASX branded products across different segments, other costs and expenses, such as selling, general and administrative including corporate expense, are evaluated and resources allocated at a consolidated level.

The following table summarizes certain financial data related to our segments and significant segment expenses and other segment items regularly reviewed by our CODM. Transactions between segments are recorded based on prices negotiated between the segments. The cost of sales and gross profit amounts shown below are presented after elimination entries.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | | (in thousands) | |
| **AAON Oklahoma** | | | |
| External sales | $ 858,711 | $ 897,919 | $ 663,845 |
| Inter-segment sales | 6,336 | 4,324 | 3,251 |
| Eliminations | (6,336) | (4,324) | (3,251) |
| Net sales | 858,711 | 897,919 | 663,845 |
| Cost of sales[1] | 556,305 | 577,852 | 490,862 |
| Gross profit | 302,406 | 320,067 | 172,983 |
| **AAON Coil Products** | | | |
| External sales | $ 143,871 | $ 112,320 | $ 107,290 |
| Inter-segment sales | 38,373 | 38,831 | 30,932 |
| Eliminations | (38,373) | (38,831) | (30,932) |
| Net sales | 143,871 | 112,320 | 107,290 |
| Cost of sales[1] | 98,106 | 82,996 | 73,979 |
| Gross profit | 45,765 | 29,324 | 33,311 |
| **BASX** | | | |
| External sales | $ 198,053 | $ 158,279 | $ 117,653 |
| Inter-segment sales | 666 | 1,480 | 79 |
| Eliminations | (666) | (1,480) | (79) |
| Net sales | 198,053 | 158,279 | 117,653 |
| Cost of sales[1] | 149,115 | 108,650 | 86,375 |
| Gross profit | 48,938 | 49,629 | 31,278 |
| Consolidated gross profit | $ 397,109 | $ 399,020 | $ 237,572 |

[1] Presented after intercompany eliminations.

The reconciliation between consolidated gross profit to consolidated income from operations is as follows:

| | | | |
|---|---|---|---|
| Consolidated gross profit | $ 397,109 | $ 399,020 | $ 237,572 |
| Less: Selling, general and administrative expenses | 188,014 | 171,539 | 110,823 |
| Add: Gain on disposal of assets | (23) | (13) | (12) |
| Consolidated income from operations | $ 209,118 | $ 227,494 | $ 126,761 |

The following table presents long-lived assets by reportable segment, which includes property and equipment, net and operating lease assets:

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in thousands) | |
| **Long-lived assets** | | |
| AAON Oklahoma | $ 321,597 | $ 248,556 |
| AAON Coil Products | 122,515 | 83,169 |
| BASX | 81,680 | 49,996 |
| Total long-lived assets | $ 525,792 | $ 381,721 |

The following table presents intangible assets and goodwill, net, by reportable segment:

| | December 31, | | | |
| | 2024 | | 2023 | |
| | *(in thousands)* | | | |
| **Intangible assets and goodwill** | | | | |
| AAON Oklahoma | $ | 22,966 | $ | 10,282 |
| AAON Coil Products | | — | | — |
| BASX | | 137,186 | | 139,663 |
| Total intangible assets and goodwill | $ | 160,152 | $ | 149,945 |

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

*(a) Evaluation of Disclosure Controls and Procedures*

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024.

Based upon the evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective at December 31, 2024, to ensure the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

*(b) Management's Annual Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control— Integrated Framework*. Based on our assessment, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K.

(c) *Changes in Internal Control over Financial Reporting*

There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AAON, Inc.

## Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 27, 2025 expressed an unqualified opinion on those financial statements.

## Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
February 27, 2025

**Item 9B. Other Information.**

None.

**PART III**

**Item 10.  Directors, Executive Officers and Corporate Governance.**

The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 13, 2025.

**Code of Ethics**

We adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Rebecca A. Thompson, or by calling (918) 382-6216.

**Item 11.  Executive Compensation.**

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 13, 2025.

**Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 13, 2025.

**Item 13.  Certain Relationships and Related Transactions, and Director Independence.**

The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of stockholders scheduled to be held May 13, 2025.

Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2024, 2023, or 2022.

**Item 14.  Principal Accountant Fees and Services.**

This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 13, 2025.

**PART IV**

**Item 15.    Exhibits and Financial Statement Schedules.**

(a)    Financial statements.

(1)    The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K.

(2)    The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable.

(3)    The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K.

(b)    Exhibits:

| | | |
|---|---|---|
| (3) | (A) | Amended and Restated Articles of Incorporation (i) |
| | (B) | Amended and Restated Bylaws (ii) |
| (4.1) | | Amended and Restated Loan Agreement (dated November 24, 2021) and related documents (iii) |
| (4.2) | | First Amendment to the Amended and Restated Loan Agreement (dated May 27, 2022) and related documents (iv) |
| (4.3) | | Third Amendment to the Amended and Restated Loan Agreement (dated December 16, 2024) and related documents (v) |
| (4.16) | | Description of Securities |
| (10.1) | | AAON, Inc. 2007 Long-Term Incentive Plan, as amended (vi) |
| (10.2) | | AAON, Inc. 2016 Long-Term Incentive Plan (vii) |
| (10.3) | | AAON, Inc. 2024 Long-Term Incentive Plan (viii) |
| (10.4) | | Executive Severance Plan (adopted July 30, 2024) (ix) |
| (19) | | AAON Insider Trading Policy (adopted December 11, 2024) |
| (21) | | List of Subsidiaries |
| (23) | | Consent of Grant Thornton LLP |
| (31.1) | | Certification of CEO |
| (31.2) | | Certification of CFO |
| (32.1) | | Section 1350 Certification – CEO |
| (32.2) | | Section 1350 Certification – CFO |
| (97.1) | | Executive Officer Compensation Recovery Policy (x) |
| (99.1) | | Membership Interest Purchase Agreement - Acquisition of BASX, LLC (dated November 18, 2021) (xi) |
| (101) | (INS) | Inline XBRL Instance Document |
| (101) | (SCH) | Inline XBRL Taxonomy Extension Schema |
| (101) | (CAL) | Inline XBRL Taxonomy Extension Calculation Linkbase |
| (101) | (DEF) | Inline XBRL Taxonomy Extension Definition Linkbase |
| (101) | (LAB) | Inline XBRL Taxonomy Extension Label Linkbase |
| (101) | (PRE) | Inline XBRL Taxonomy Extension Presentation Linkbase |
| (104) | | Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101) |

(i)    Incorporated herein by reference to the exhibit to our Form 10-Q dated June 30, 2024.

| (ii)   | Incorporated herein by reference to the exhibit to our Form 8-K dated March 9, 2023. |
|--------|---|
| (iii)  | Incorporated herein by reference to exhibit to our Form 8-K dated November 24, 2021. |
| (iv)   | Incorporated herein by reference to the exhibits to our Form 8-K dated May 27, 2022. |
| (v)    | Incorporated herein by reference to the exhibits to our Form 8-K dated December 16, 2024. |
| (vi)   | Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915 dated June 24, 2008 and our Form S-8 Registration Statement No. 333-207737 dated November 2, 2015. |
| (vii)  | Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016, our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018, and our Form S-8 Registration Statement No. 333-241538 dated August 6, 2020. |
| (viii) | Incorporated herein by reference to our Form S-8 Registration Statement No. 333-279594 dated May 21, 2024 and our Form S-8 POS Registration Statement No. 333-241538 dated June 25, 2024. |
| (ix)   | Incorporated herein by reference to the exhibit to our Form 8-K dated July 30, 2024. |
| (x)    | Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. |
| (xi)   | Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. |

**SIGNATURES**

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AAON, INC.

Dated:  February 27, 2025                        By:        /s/ Gary D. Fields
                                                                    Gary D. Fields, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Dated: February 27, 2025 | /s/ Gary D. Fields |
|---|---|
| | Gary D. Fields<br>Chief Executive Officer and Director<br>(principal executive officer) |
| Dated: February 27, 2025 | /s/ Rebecca A. Thompson |
| | Rebecca A. Thompson<br>Chief Financial Officer<br>(principal financial officer) |
| Dated: February 27, 2025 | /s/ Christopher D. Eason |
| | Christopher D. Eason<br>Principal Accounting Officer |
| Dated: February 27, 2025 | /s/ Norman H. Asbjornson |
| | Norman H. Asbjornson<br>Director |
| Dated: February 27, 2025 | /s/ Angela E. Kouplen |
| | Angela E. Kouplen<br>Director |
| Dated: February 27, 2025 | /s/ Caron A. Lawhorn |
| | Caron A. Lawhorn<br>Director |
| Dated: February 27, 2025 | /s/ Stephen O. LeClair |
| | Stephen O. LeClair<br>Director |
| Dated: February 27, 2025 | /s/ A.H. McElroy II |
| | A.H. McElroy II<br>Director |
| Dated: February 27, 2025 | /s/ David R. Stewart |
| | David R. Stewart<br>Director |
| Dated: February 27, 2025 | /s/ Bruce Ware |
| | Bruce Ware<br>Director |
| Dated: February 27, 2025 | /s/ Luke A. Bomer |
| | Luke A. Bomer<br>Secretary |

**Exhibit 4.16**

**DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934**

As of February 27, 2025, AAON, Inc., a Nevada corporation, ("AAON") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our Common Stock.

**Description of Common Stock**

The following description of our Common Stock is a summary based on and qualified by our Amended and Restated Articles of Incorporation of AAON, Inc. (as further amended to date, the "Articles of Incorporation") and our Bylaws (as amended to date, the "Bylaws").

**Authorized Capital Shares**

Our authorized capital shares consist of 200,000,000 shares of common stock[1], $0.004 par value per share ("Common Stock"), and 5,000,000 shares of series preferred stock, $0.001 par value per share ("Preferred Stock"). The outstanding shares of our Common Stock are fully paid and nonassessable.

**Voting Rights**

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

**Dividend Rights**

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

**Liquidation Rights**

Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

**Other Rights and Preferences**

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

**Listing**

The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol "AAON."

---

[1] An amendment to the Company's Articles of Incorporation to increase its total authorized common shares from 100,000,000 to 200,000,000 was approved by our stockholders on May 21, 2024 at the Company's Annual Meeting. On July 9, 2024, a Certificate of Amendment was filed with the Nevada Secretary of State to effectuate the increase in authorized shares.

**Exhibit 21**

## LIST OF SUBSIDIARIES OF AAON, INC.

| Subsidiary | Jurisdiction of Organization |
|---|:---:|
| AAON, Inc. | Oklahoma |
| AAON Coil Products, Inc. | Texas |
| BASX, Inc. | Oregon |

**Exhibit 23**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We have issued our reports dated February 27, 2025, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2024. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, File No. 333-212863, File No. 333-226512, File No. 333-241538, and File No. 333-279594).

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
February 27, 2025

**Exhibit 31.1**

**CERTIFICATION**

I, Gary D. Fields, certify that:

1.  I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    d)  disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a)  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

    Dated:    February 27, 2025

/s/ Gary D. Fields
_____

Gary D. Fields
Chief Executive Officer

**Exhibit 31.2**

**CERTIFICATION**

I, Rebecca A. Thompson, certify that:

1.  I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    d)  disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a)  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

    Dated:  February 27, 2025

                                                /s/ Rebecca A. Thompson
                                                _____
                                                Rebecca A. Thompson
                                                Chief Financial Officer

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary D. Fields, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)         The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)         The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations.

Dated:      February 27, 2025

/s/ Gary D. Fields

Gary D. Fields
Chief Executive Officer

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rebecca A. Thompson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations.

 Dated:   February 27, 2025

/s/ Rebecca A. Thompson
_____

Rebecca A. Thompson
Chief Financial Officer

# Use of Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), additional non-GAAP financial measures are provided and reconciled in the following tables. The Company believes that these non-GAAP financial measures, when considered together with the GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results. The Company believes that this non-GAAP financial measure enhances the ability of investors to analyze the Company's business trends and operating performance as they are used by management to better understand operating performance. Since adjusted net income, adjusted net income per diluted share, EBITDA, adjusted EBITDA, and adjusted EBITDA margin are non-GAAP measures and are susceptible to varying calculations, adjusted net income, adjusted net income per diluted share, EBITDA, adjusted EBITDA, and adjusted EBITDA margin, as presented, may not be directly comparable with other similarly titled measures used by other companies.

## EBITDA and Adjusted EBITDA

EBITDA (as defined below) is presented herein and reconciled from the GAAP measure of net income because of its wide acceptance by the investment community as a financial indicator of a company's ability to internally fund operations. The Company defines EBITDA as net income, plus (1) depreciation and amortization, (2) interest expense (income), net and (3) income tax expense. EBITDA is not a measure of net income or cash flows as determined by GAAP. EBITDA margin is defined as EBITDA as a percentage of net sales.

The Company's EBITDA measure provides additional information which may be used to better understand the Company's operations. EBITDA is one of several metrics that the Company uses as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to, or more meaningful than, net income, as an indicator of operating performance. Certain items excluded from EBITDA are significant components in understanding and assessing a company's financial performance. EBITDA, as used by the Company, may not be comparable to similarly titled measures reported by other companies. The Company believes that EBITDA is a widely followed measure of operating performance and is one of many metrics used by the Company's management team and by other users of the Company's consolidated financial statements.

Adjusted EBITDA is calculated as EBITDA adjusted by items in non-GAAP adjusted net income, above, except for taxes, as taxes are already excluded from EBITDA.

The following table provides a reconciliation of net income (GAAP) to EBITDA (non-GAAP) and Adjusted EBITDA (non-GAAP) for the periods indicated:

|  | Years Ended December 31, | | |
|  | 2024 | 2023 | 2022 |
| --- | --- | --- | --- |
| Net income, a GAAP measure | 168,559 | 177,623 | 100,376 |
| Depreciation and amortization | 62,735 | 46,468 | 35,106 |
| Interest expense | 2,905 | 4,843 | 2,627 |
| Income tax expense | 38,032 | 45,531 | 24,157 |
| EBITDA, a non-GAAP measure | 272,231 | 274,465 | 162,266 |
| Litigation settlement | - | 7,500 | - |
| Profit sharing effect[1] | - | (750) | - |
| Adjusted EBITDA, a non-GAAP measure | 272,231 | 281,215 | 162,266 |
| Adjusted EBITDA margin | 22.7% | 24.1% | 18.3% |

[1]*Profit sharing effect of litigation settlement in the respective period.*

# AAON Officers and Board

## AAON, Inc. Officers
positions and ages as of March 22, 2025

**Gary Fields** 65
Chief Executive Officer

**Matt Tobolski** 41
President and Chief Operating Officer

**Rebecca Thompson** 46
Vice President, Finance, Chief Financial
Officer, and Treasurer

**Casey Kidwell** 46
Chief Administrative Officer

**Chris Eason** 43
Principal Accounting Officer

**Stephen Wakefield** 48
Executive Vice President and General
Manager, AAON Business Unit

**Matt Shaub** 48
General Vice President and General
Manager, BASX Business Unit

## AAON, Inc. Board of Directors
positions and ages as of March 22, 2025

**Norman H. Asbjornson** 89
Founder, Retired, Chief Executive
Officer and Executive Chairman
AAON

**Gary D. Fields** 65
Chief Executive Officer
AAON

**Angela E. Kouplen** 51
Senior Vice President and
Chief Human Resources Officer
ONE GAS, INC.

**Caron A. Lawhorn** 64
Retired, Senior Vice President
and Chief Financial Officer
ONE GAS, INC.

**Stephen O. LeClair** 56
Chairman and Chief Executive Officer
CORE & MAIN, INC.

**A.H. McElroy II** 62
President and Chief Executive Officer
MCELROY MANUFACTURING, INC.

**David R. Stewart** 69
Chief Administrative Officer
and Trustee
OKLAHOMA ORDNANCE WORKS
AUTHORITY

**Bruce Ware** 49
Retired, Corporate Vice President
and Group Head Joint Venture
Capital Raising
DAVITA, INC.

---

**TRANSFER AGENT
AND REGISTRAR**

**Computershare**
PO Box 43006
Providence, Rhode Island 02940-3006

**AUDITORS**

**Grant Thornton LLP**
6120 South Yale Avenue, Suite 1400
Tulsa, Oklahoma 74136

**GENERAL COUNSEL**

**Johnson & Jones, P.C.**
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

**COMMON STOCK**

**NASDAQ–AAON**

**INVESTOR RELATIONS**

**Joseph Mondillo**
Director of Investor Relations
(617)877-6346
joseph.mondillo@AAON.com

**EXECUTIVE OFFICES**
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

BENJAMIN ABELEIN
ANTHONY ABLES
BREANTRENIECE ABNEY
KORINA ABREGO
ANGEL ACEDO
LUIS ACEDO CHUCHON
RAUL ACEDO ZELAYARAN
KEYLA ACEVES
CHRISTOPHER ACKLEY
JEANNETTE ACLES
MIRIAN ACOSTA
MA ACOSTA DE AGUAYO
ALFREDO ACOSTA JIMENEZ
ANDRES ACUNA
BRIAN ACUNA
RAQUEL ACUNA SEGURA
DAKOTA ADAMS
DAVID ADAMS
GARY ADAMS
JAMILAH ADAMS
JAYWONN ADAMS
JOHN ADAMS
PAUL ADAMS
REBECCA ADAMS
RONNETTE ADAMS
RYAN ADAMS
THURMAN ADAMS III
WILLIAM ADAMS
JORDAN ADAMSON
AARON ADKINS
ASLAM AFGHAN
HAZRAT AFGHAN
NIKWALI AFGHAN
YOLIMAR AGELVIS ARELLANO
LAMETRA AGERS
MARIE AGUERO
JOSE AGUILAR
EDDUYS AGUIRRE
GESYCA AGUIRRE
YAHIR AGUIRRE
JUAN AGUIRRE-RODRIGUEZ
CAMERON AHERN
AHMAD AHMADI
ZEESHAN AHMED
NICOLE AICHELE
BERNY AIEN
CHASE AILLS
EMINE AITOMY
HARRY AIZAWA
HENRY AIZAWA
FATIH AKBAS
BROWN AKIN
EMILY AKIN
KETTY AKITEKIT
NADER AL HASHMI
AUSS AL SULTAN
DANIEL ALAGDON
FERNANDO ALARCON LEAL
LUIS ALASTRE
EDDY ALBERT
LUIS ALBERTO GUZMAN LAU
ALEXIS ALBIN
STEPHEN ALBIN
ALEJANDRA ALEGRIA REYES
CELIA ALEMAN
MAURICIO ALEMAN SANCHEZ
GREGG ALEMY

ERICA ALEXANDER
JOSHUA ALEXANDER
JOSIAH ALEXANDER
KEAJIAH ALEXANDER
MARQUIS ALEXANDER
ZACHARY ALEXANDER
MELANIE ALFORD
SHANNON ALFORD
THURMAN ALFORD JR
BAKHT ALI BAKHTYAR
KEDRIC ALINIECE
ISAIAH ALIRE
MICHAEL ALIRE
ANISIO ALIWIS
CHARLES ALLEN
CORBAN ALLEN
DANIEL ALLEN
JOHN-PAUL ALLEN
SCOTTY ALLEN
ROME ALLISON
ZAHIDULLAH ALMAS
STEPHANIE ALONSO ALVAREZ
JAMES ALSTON
HECTOR ALTAMIRANO
JONATHAN ALTAMIRANO
HERTZEL ALTER
ISAAC ALTER
PABLO ALTER
MORITZ ALTER ESPINA
SONIA ALTER ESPINA
MORITZ ALTER OJEDA
ELIZABETH ALVARADO
ISAAC ALVARADO
JOSE ALVARADO
LINCY ALVARADO
NATALIE ALVARADO
RIGOBERTO ALVARADO
YACKSENDEL ALVARADO
    MALDONADO
ADRIAN ALVARADO MONZON
GEORGE ALVAREZ
JEFFRY ALVAREZ MALDONADO
DELAJAN AMIRI
KERAMUDIN AMIRI
MOHAMMAD AMIRI
WAISULLAH AMIRI
LESLIE ANDERS
JENS ANDERSEN
SARAH ANDERSEN
BRENT ANDERSON
CHASE ANDERSON
MICHAEL ANDERSON
SAMUEL ANDERSON
TREYVON ANDERSON
WANDA ANDERSON
AMANDA ANDREW
BRANDON ANDREW
RENITA ANDREW
AUSTIN ANDREWS
RUSSELL ANDREWS
WILLIE ANDREWS
JOSEPH ANDRUS
FELIPE ANGEL
JONATHAN ANGIERI
MARY ANNE BRIGHTWELL
WESLEY ANSELME
KRIS ANTOSH

MAIRETH ANZOLA
DAILYS ANZOLA VASQUEZ
WLADIMIR APONTE
WILLIAM APPELDORN
ALEXANDER AQUINO
JOE AQUINO
SAMRA ARAIN
JESUS ARAUJO
LAURA ARAUJO GONZALEZ
STEFFIS AREA GUERRERO
JESUS ARELLANES RAMIREZ
ALAN ARELLANO
JAVIER ARELLANO
SABAS ARELLANO SANCHEZ
SALVADOR ARELLANO SANCHEZ
FIDEL ARGUMEDO RANGEL
ANA ARICUCO RODRIGUEZ
JORGE ARIZMENDI
BAKHT ARMANI
DOUGLAS ARMAS
JOSHUA ARMAS
LUCAS ARMENTOR
DAVID ARMSTRONG
JERI ARMSTRONG
AMANDA ARNOLD
JASON ARNOLD
MATTHEW ARNOLD
CONNER ARP
ALEXIS ARREOLA
RAMIRO ARREOLA
CLAYTON ARRINGTON
GERARDO ARROYO
ROSA ARROYO SANCHEZ
REINAURITH ARTEAGA
ROGELIO ARTEAGA
BRANDON ARTHUR
JULIUS ARTHUR
JERMAN ASBERRY
MARIA ASENCIO
JOHN ASHLEY  JR
DAVID ASHLOCK
TIMOTHY ASIMAKIS
FOSTINO ATAN
RICKO ATIN
FINAILEEN ATTAN
PAULA AUKU
THIHA AUNG
VUNG AUNG
GARRET AURICCHIO
CHRISTOPHER AUSBORN
ROBERT AUSMUS
JORDYN AUSTIN
SEMAJ AUSTIN
TIFFANY AUSTIN
VERONICA AVALOS
NOLA AVANT
FIDENCIO AVEJA
AGUSTIN AVELAR QUINTERO
JACOB AVEN
JOSE AVILA
JOSEPH AVILA
KEVIN AVILA CASTANEDA
YOLANDA AVILA CASTANEDA
GUSTAVO AVILA GARCIA
ALEXANDER AVILES
ZIN AW
NANG AWN

ANGEL AYALA
ROBYN AYDELOTT
AYE AYE THAIK
KRISTIN AYLETT
KEVIN AYVAR
ABDUL AZIZ
SHAHABUDDIN AZIZI
NORA BACKUS
ANTHONY BADGETT
CHARLES BAER
EDGAR BAEZA
DAVID BAFFORD
JACOB BAIER
JUAN BALANDRAN
HELEN BALAUSEAC
NATHAN BALDEON
JOHN BALDWIN
TOMMY BALL
TOMMY BALL
CHANDEL BALLARD
KRYSTAL BALLARD
ROXANNE BALLARD
PEDRO BALTAZAR
ERICK BALTAZAR INES
CLAUDIA BANDA
LUIS BANDA
GUL BANOOR ZARMAT KAI
VINCENT BAPTISTA
ISRAEL BARAHONA
ALEX BARAJAS
MARINA BARAJAS VALDEZ
BLAKE BARBER
JACOB BARBER
MYLES BARBER
JACKELINE BARBOZA
CHETT BARCELONA
CHETT BARCELONA JR
AMBER BARKER
BRYCE BARKER
DAVID BARKLEY
JUSTIN BARLETT
LEROY BARNABAS
ALEX BARNES
DALLAS BARNES
TERRIE BARNES
ANA BARRAGAN DE ALTENEH
JUAN BARRERA
LITZY BARRERA ROMERO
LOGAN BARRETT
GUALBERTO BARRIOS
JAVIER BARRIOS
WENDY BARRIOS
MICHELLE BARRON
TERESA BARRON
JACK BARRY
JOHNATHAN BARRY
DAVID BARTELS
HANNAH BARTELS
CHRISTOPHER BARTH
FRANCISCO BARTOLO GAONA
SHERRY BATES
PHILIP BATTERSON
JAMES BAUGH
LUIS BAUTISTA
JOSHUA BAWI LING
MICHAEL BEACH
JASON BEAN

LINDA BEASLEY
ASHLEY BECERRA
ELIGIO BECERRA
JOE BECK
SHANNON BECK
LIONEL BECKMAN
JUSTIN BECNEL
MA BEDA SEDANO GUIJARRO
MARK BEHN JR
LILLIAN BELAMY
LEGEN BELCHER
CYRUS BELIZI
BRIAN BELL
EFTON BELL
STEPHEN BELL
ZAKEYIA BELL
RUBEN BELLIDO FERRER
ERIK BEMBRY
SHAWN BENDELE
ISABEL BENITEZ
JAVES BENITEZ
PEDRO BENITEZ
VANESSA BENITEZ
EURYBEL BENITEZ VILLEGAS
BRIAN BENNETT
BRYAN BENNETT
FRANCIS BENNETT  JR
DANIEL BENSON
DAVID BENSON
JARED BENTON
TYUANNA BENTON
MARC BERBIG
KAILEY BERG
CHRISTIAN BERGER
KRISTOFER BERGGREN
ANDREW BERGLUND
LAWRENCE BERGSTROM
YOSSIMAR BERISTAIN
LIDIA BERNAL BECERRA
FASIOS BERNARD
CURTIS BERRY
DAVID BERRY
MICHAEL BERRY
RANDALL BERRY
THERESA BERRY
ELLIOT BERRYHILL
LUISA BERUMEN
SERGIO BESERRA
BALDEMAR BETANCOURT
JAMMIE BETHEL
MARCQUES BIAGAS
NICHOLAS BIERMAN
DANIEL BIGBY
KENNETH BIGHAM JR
ROBERT BIGPOND
JAMES BILBREY
KELSIE BILLETER
JAMES BILLINGS
BRADLEY BISHOP
ROBERTT BISHOP
CASEY BLACKBURN
ETHAN BLACKMAN
CARLOS BLACKSHIRE JR
ELIJAH BLACKSTONE
MARVIN BLADES JR
JACOB BLAIR
CAMDEN BLAKELY

| | | | | |
|---|---|---|---|---|
| KELVIN BLAKELY | MITCHELL BRIGDEN | DAKOTA BYNUM | ISMAEL CARVAJAL | AMANDA CHILDRESS |
| MAXIMILLIAN BLAKEMORE | GREGORY BRIGGS | JUSTIN BYRD | CRISTOBAL CARVAJAL COLORADO | SAW CHIT |
| JOSE BLANCO | JASON BRIGHTWELL | JESSEE CABLE | | CASEY CHOATE |
| WILLIAM BLANK | STEVEN BRIGHTWELL | DAYANARA CABRERA | BEATRIZ CASIANO | CHRISTOPHER CHOATE |
| BRIAN BLANTON | RILEY BRILL | ELSA CABRERA | DAVID CASSANO | EDDIE CHOATES |
| LACRETIA BLANTON | BRISA BRISENO | JANIBAL CABUDOY | DAISY CASTANEDA | TERRANCE CHOICE JR |
| DAVID BLEVINS | WILLIAM BRITO | KATERINE CACERES | JESUS CASTANEDA PAREJA | HEM CHONGLOI |
| DEVON BLOOD | MYLES BROADAWAY | ALEJANDRO CADENA | LUIS CASTANON | KIMBOI CHONGLOI |
| DUSTIN BLOOD | QUINTON BROADNAX | MARBELLA CADENA | ANDREE CASTELLANOS | MANGKHONGAM CHONGLOI |
| CODY BOATMAN | NICHOLAS BROCKWAY | JESUS CADENAS | MICHELLE CASTELLANOS | KAREN CHRISTENSON |
| JACK BOBADILLA | DUSTIN BROD | CLEVELAND CAGE JR | SARA CASTELLANOS | DONOVAN CHRISTIAN |
| KARLA BOBADILLA | JUSTIN BRODERICK | KOBE CAGLE | ALBA CASTILLO | JAMES CHRISTIAN |
| JAMES BOBBITT | MARK BROMING | KYLEE CAGLE | GIANNI CASTILLO | RICHARD CHRISTIANSEN |
| NICHOLAS BOBBITT | ARLUNDA BROOKS | STEVEN CAGLE | JACKELINE CASTILLO | TONY CHUNG |
| DANIEL BOELK | WINSTON BROSEKE | ANDREW CAIL | SAMUEL CASTILLO | KIMBERLY CHUNN |
| JAYDEN BOGART | BRANDON BROWN | JASON CALDER | ZAIDA CASTILLO | AWI CIANG |
| LHING BOI | CASANDRA BROWN | YOSMAR CALDERA HERNANDEZ | ALEX CASTRO | LUN CIANG |
| THANG BOI | JANICE BROWN | MARGARITO CALDERON | CLAUDIO CASTRO | CING CIIN |
| WESTON BOISA | JOANN BROWN | CASEY CALDWELL | FELICIA CASTRO | CING CIIN |
| BRANDON BOLAND | JOSIE BROWN | SANDRA CALDWELL | LATHAN CASTRO | MAU CIIN |
| DAMIAN BOLDEN | LONNIE BROWN | TYLER CALICO | YAGUARIN CASTRO | NING CIIN |
| MATTHEW BOLL | MICHAEL BROWN | JORGE CALIXTO | JAIRO CASTRO GALVIS | CING CIN |
| ADELTRUDES BOND | NATHANUAL BROWN | CODY CALL | MARIO CASTRO JR | HAU CIN |
| JOSHUA BONEY | PAIGE BROWN | GUY CALLAHAN | GABRIELA CASTRO REYES | KHAM CIN |
| MICHAEL BONEY | QUINTELLA BROWN | JOHN CALLAHAN | DAVID CATE | LANG CIN |
| JOSE BONILLA CANIZALEZ | SAMUEL BROWN | EDWARD CALLOWAY | BRENDAN CATLETT | LANGH CIN |
| LUCIA BONILLA FERNANDEZ | SARAH BROWN | PHILIP CALVERT | ETHAN CATO | LIAN CIN |
| MARVIN BONNER JR | SHELIA BROWN | MARIA CAMACHO | TERRY CATTERTON | PAUL CIN |
| JUSTIN BOONE | SHENEQUA BROWN | BRANDON CAMERON | ESTEPHANY CAVELLO GONZALEZ | THANGHAU CIN |
| ERIC BORDERS | TIMOTHY BROWN | TEVIN CAMERON | MARGARITO CAVELLO PENALOZA | TUAN CIN |
| LUCAS BORDYCOTT | WILEY BROWN | JORGE CAMPAS CONTRERAS | JASON CAVIN | AIH CING |
| ROGER BORJA BARREIRO | LORENZO BROWN JR | BRENDAN CAMPBELL | SHAWN CAVIN | AWI CING |
| JOSEPH BOSS | CHRISTOPHER BROWNING | JEFFREY CAMPBELL | TRACIE CAVINESS | CIANG CING |
| CORBIN BOUGH | WESLY BROWNING | KAULONIA CAMPBELL | BRIAN CAVNER | CIIN CING |
| DARRIN BOUGH | JOSEPH BROYLES | PAYTON CAMPBELL | JEREMY CAVNESS | CIIN CING |
| AUSTIN BOWERS | JERRILIUS BRUCE | TOMMY CAMPBELL | HECTOR CAZARES | CIIN CING |
| DANIEL BOWERS | CHRISTOPHER BRYANT | TATIANA CAMPOS SILVA | CORNELIO CEJA GRIMALDO | CING CING |
| ALEXANDER BOWKER | MADELINE BRYANT | GILDA CANNADY | NICHOLAS CELLI | DIM CING |
| EUGENE BOWMAN | DERRICK BUCHANAN | JULIET CANNON | FRANCISCO CERVANTES | DIM CING |
| ALICE BOYCE | DASHAN BUCKMAN | EDGAR CANO | LILIA CERVANTES | DON CING |
| JOHN BOYD | VAN BUI | DEALOMONEY CANTRELL - JOHNSON | SAVANNA CERVANTES | GIN CING |
| JUSTIN BOYD | JAMES BUIE | | BRYAN CHADWELL | GLORY CING |
| ERIK BOYNTON | JAMES BUIE | MARIKIA CAPERS | GUADALUPE CHAIREZ GALAN | GO CING |
| ROIBY BRACHO QUINONES | HAYDEN BULLINGER | ASHLEY CARAWAY | KAYUNDU CHALAKEE | HAU CING |
| MARC BRADBURY | BAILEY BUNKERS | CHRISTOPHER CARDENAS | ZO CHAMA | HAU CING |
| EMOND BRADGER | CHRISTIAN BUNKERS | NORMA CARDENAS | DEWAYLON CHAMBERS | HAU CING |
| DANIEL BRADLEY | CARRIE BUNNELL | BILLY CARDER | JONATHON CHAMBERS | HUAI CING |
| SHAVESHIA BRADLEY | JASON BUNNELL | GUADALUPE CARDONA ANDRES | RICKY CHAMBLISS | HUNG CING |
| DENISE BRAHAM | BLAKE BURCH | DREW CARDOZA | THOMAS CHANCE | KAM CING |
| FRANCISCO BRAMBILA | NEIL BURCH | CAREY CARDWELL | KEVIN CHANDLER | LIAN CING |
| DANIEL BRANDT | SAVANNAH BURCH | JANIA CARLIN TOVAR | ROBERT CHANEY | LIAN CING |
| ERIK BRANTNER | ASTYN BURING | CHRISTOPHER CARMAN | KEVIN CHAPMAN | MAN CING |
| JAIRO BRAVO | MARISA BURNES | TODD CARNER | PATRICK CHAPMAN | MAN CING |
| JAKAYLA BRAVO | ROBYN BURNETTE | WILLIAM CARNLEY | AUSTIN CHARLEY | MAN CING |
| LORENA BRAVO | UTA BURNETTE | MARCHELL CARPENTER | ALEEX CHATKEHOODLE | NANG CING |
| AMANDO BRAVO ARIAS | JAMES BURROWS | JASON CARRANZA AGUIRRE | CHRISTOPHER CHATMAN | NEM CING |
| JUAN BRAVO SANCHEZ | CLIFTON BURRUS | EDGAR CARRENO | CARLOS CHAVEZ | NEM CING |
| TAYLOR BRAYTON | CYRUS BURRUS | LISA CARRIERO | EDGAR CHAVEZ | NGAI CING |
| MARKESHA BRAZZELL | SAMUEL BUSH | CINDY CARRILLO | ERIK CHAVEZ | NGOIH CING |
| KATHLEAN BRELAND | WAYNE BUSH | MICHAEL CARRILLO | GREGORY CHAVEZ | NIANG CING |
| BENJAMIN BREMER | ADRIAN BUTLER | FABIAN CARRILLO-RUIZ | URIEL CHAVEZ | NIANG CING |
| PORTER BRENNAN | CORY BUTLER | VINCENT CARSON | VICTORIANO CHAVEZ | NIANG CING |
| MICHAEL BRESSERS | LASHAWNDA BUTLER | BRIDGET CARTER | ELIZABETH CHAVEZ-HERNANDEZ | NING CING |
| SETH BRESSLER | ROSA BUTLER | JORRIN CARTER | KARI CHEE | NING CING |
| DAVID BREWER | KENNETH BUTTS | KENDRIX CARTER | ZHENYU CHEN | NUAM CING |
| DESMOND BREWSTER | JOSEPH BUXTON | ROBERT CARTER | KEVIN CHESTNUT | SIAN CING |
| JAMES BRICKEY | MARY BYERS | RICHARD CARTWRIGHT | GENA CHIDESTER | THANG CING |

THANG CING
VERONICA CING
ZEN CING
MONICA CING DIM
THERESA CING KOK
MARLA CIONI OHARA
DAVID CIRIACO
JUSTIN CLAIBORNE
AMANDA CLAITOR
LOURDES CLANCE
AMY CLARK
CHARLES CLARK
DECLAN CLARK
GEORGE CLARK
JAMES CLARK
JASON CLARK
MICHAEL CLARK
MOLLY CLARK
SHEENANDOA CLARO VAAMONDE
BRYANT CLAY HOPKINS
TONYA CLEEK
JON CLEMENSON
JUAN CLEMENTE VALLADARES
WILLIAM CLEVELAND
WILLIAM CLEVELAND
CALLIE CLICK
JASON CLIFTON
ANDREA CLINE
CLIFTON CLINE
JACE CLONINGER
TERRY CLONTZ
MARK COBB
JEROMY COCKRELL
TROY COCKRUM
AUBREY CODY
CORY COFFEY
NATHAN COHAGAN
KARINA COIRA HIRALDO
WALTER COLCLASURE
MICHAEL COLE
ROBERT COLE
ANDREW COLEMAN
DEMARIO COLEMAN
TYLER COLEMAN
MAXIMILIAN COLLIER
SCOTT COLLINGSWORTH
CHRISTOPHER COLLINS
CLAYTON COLLINS
JENNIFER COLLINS
KELDRICK COLLINS
KEVIN COLLINS
MARK COLLINS
MYRA COLLINS
BERNIE COLMENARES
NAIROBIS COLMENAREZ
SANDRA COLORADO
AARON COLUMBUS
DAVID COMER
BOBBY CONDITT
TERESA CONKLIN
DALE CONKWRIGHT
DAMON CONN
JENNIFER CONTRERAS
JOSE CONTRERAS
LORENA CONTRERAS
LUIS CONTRERAS
LUIS CONTRERAS
YESENIA CONTRERAS
BETANIA CONTRERAS VERGARA
AUSTIN COOK
MARK COOK
MICHAEL COOK
RAYMOND COOK
STEPHEN COOK JR
ALAINA COOKS
ALFRED COOKS
MICHAEL COOLIDGE
SCOTT COON
GREGORY COOPER
JAMES COOPER
JEREMI COOPER
DARELIS CORALES
STACEY CORDELL
ORIANA CORDERO
CRYSTAL CORDOVA
MARIANA CORDOVA
JAMES CORNETT
ANDREW CORONA
J CORONA
MARIA CORONA
GENOVEVA CORONA DE RIVERA
DANIEL CORREA
CRYSTAL CORREA GONZALEZ
ABIMAEL CORREA GUZMAN
ENRIQUE CORTES
FLAVIO CORTES GONZALEZ
MICHAEL CORTEZ
KEENAN COSTELOW
CALEB COTTON
FRED COTTON
MEAGAN COTTON
SKYLER COULANDER
ARMANDINA COVARRUBIAS DE GUZMAN
KATLIN COYLE
ADRIAN CRABTREE
JACOB CRABTREE
KATHLEEN CRABTREE
STEPHAN CRABTREE
SHAWN CRAIG
CHRISTINA CRAIN
CHANCE CRANE
JERRY CRANE
ISAIAH CRAUSE
ALBERT CRAWFORD
BRADLEY CRAWFORD
JOSEPH CRAWFORD
KAYDRA CRAWFORD
MICHAEL CRAWFORD
RYAN CRAWFORD
THOMAS CRAWFORD
ZEUS CRAWFORD
WALTER CRAWLEY
COURTNEY CRAYNE
JACOB CRAYNE
RANDELL CRENSHAW
MARCO CRISP
JAKE CRISS
JOSEPH CRIST
ZOEY CRITES
HEATH CRITTENDEN
ACIE CROCKETT
DONAVAN CROSBY
SHERYL CROSS
MATTHEW CROUCH
DARRELL CROW
TERRY CROW
CAMERON CROWDER
SHANE CROWE
JAMES CRUMPTON
JEFFESON CRUSE
ANA CRUZ
GONZALO CRUZ
ERYK CRUZ-SOSA
MARIA CUELLAR
EDUARDO CUICAS
RYAN CULBERSON
BENJAMIN CULLICK
CALVIN CUMMINGS
CHRIS CUMMINGS
MICHEAL CUMMINGS
ROBERT CUMMINGS
DAISY CUNNINGHAM
JONATHAN CUNNINGHAM
LINDSY CUPPS
LESTER CURRY
ANGELICA CURTIS
BRANDON CURTIS
TYLER CURTIS
GABRIAL CUTRER
GUSTAVO CUYAN
KEVIN CYRUS
ZIRAM DAHKUM
ZAWNG DAI
MATTHEW DAJANI
GIN DAL
GO DAL
JOHN DAL
LIAN DAL
NANG DAL
NENG DAL
BIRESH DALBOT
CODY DALTON
HAU DAM
HENLEY DANG
STEPHEN DANGOTT
DANNY DANIELS
JUSTIN DANIELS
LAQUENTIN DANIELS
TOBIAS DANIELS
MITCHEL DANN
RODNEY DARDEN
MICHAELA DARNELL
DEVONDRICK DARTY
ISAAC DAS
JULIUS DAS
ERIC DAVENPORT
SCOTT DAVEY
JENIFUR DAVIDSON
AMANDA DAVIDSON-GOLIEN
DAVID DAVILA
ABBEY DAVIS
BESSIE DAVIS
BRITTANY DAVIS
CAMERON DAVIS
DARRYL DAVIS
DIANE DAVIS
DOMINICK DAVIS
JADEN DAVIS
JASON DAVIS
JEDERRION DAVIS
JEROME DAVIS
JERRY DAVIS
JIMMY DAVIS
KILIAN DAVIS
MARCUS DAVIS
MATTHEW DAVIS
MICHAEL DAVIS
RICHARD DAVIS
SHYKELIA DAVIS
TORI DAVIS
TRAVIS DAVIS
VICKI DAVIS
BILLY DAVIS JR
RANDALL DAVIS JR
HUNTER DAVLIN
MERAJUDIN DAWLATZADA
JEFFERY DAWSON
JORGE DE LA PAZ
KRISTOPHER DE LA ROSA
EVA DE LA TORRE
YOANA DE LA TORRE
ANTHONY DEAN
ZACHARY DEAN
JAMES DEATHERAGE
JAMES DEATHERAGE JR
RAYON DEBOSE
BRICE DECAMP
RICHARD DECAMP
STEVEN DECKER
BRENNAN DECLUE
JAY DEEN
MATTHEW DEGRACIA
NATHAN DEHART
DRUE DEHOFF
TUANG DEIH
CING DEIH MANG
RICHARD DELANCY
ISMAEL DELAPAZ
MATIAS DELAPENA JR
DOREEN DELEO
ALI DELGADO
ANDREW DELGADO
KATHERINE DELGADO
GISELL DELGADO AGUIRRE
JESUS DELGADO CISNEROS
SETH DELMORE
JUANA DELOBO
HILDA DELUNA
RAQUEL DELUNA
MATTHEW DEMAREE
SETH DEMAREE
RUSSELL DEMOSS
HELEN DENNIS
KYLE DENNIS
MICHAEL DENNIS
SKYLER DENNIS
JOSEPH DENTON
JOSHUA DESHAZER
MATTHEW DESHAZER
THERESA DESOUZA
DONALD DESSART
BRANDON DEVEY
AUDENCIA DEVILLA
ROY DEVILLE
JEREMIAH DEVORE
TIMOTHY DEVORE
MATTHEW DEVRIES
SRIJAN DHAKAL
LISBETH DIAS MENDOZA
ALEXANDER DIAZ
ANGEL DIAZ
GIOVANNI DIAZ
GRACIA DIAZ
JONATHAN DIAZ
JOSE DIAZ
RIGOBERTO DIAZ
IVAN DIAZ CALDERON
ESTEFANY DIAZ ESTRADA
HEIDI DIAZ LOPEZ
SAMUEL DIBRA SANGMA
DREW DIEHL
TOMMY DIETER
MOSES DIFFIN
CARRINGTON DIGGS JR
HAYDEN DIGUARDI
ISAAC DILLON
LARRY DILLON
CIANG DIM
DAW DIM
DON DIM
HAU DIM
HAU DIM
HAU DIM
LANGH DIM
MAN DIM
NIANG DIM
THANG DIM
VUNG DIM
JOHAN DINA
LIAN DING
CONG DINH
LUU DINH
QUANG DINH
TIEN DINH
DOMINIC DIONNE
HAYLEY DIXON
KAM DO
NICHOLAS DODDS
AUSTIN DODSON
IVONNE DOMINGUEZ
SOL DOMINGUEZ
RAUL DOMINGUEZ JR
DOMINGO DOMINGUEZ TINOCO
CING DON
CING DON
NGOI DON
ZAM DON
SEAN DONALD
CIN DONG
MICHAEL DOOHER
MKSING DOPMUL
NANG DOPMUL
NGAILAM DOPMUL
NIANGNUAM DOPMUL
THANGMINLIAN DOPMUL
VUNGLAM DOPMUL
SCOTT DOTSON
JONATHAN DOUGLAS
CARA DOWD
CHANDLER DOWD
TIMOTHY DOWNS
JACOB DOWTY
JORDAN DOZIER
CATHRYN DUBBS

HAROLD DUBENSKY
LAQUETTA DUBLISKY
ADAM DUBOS
BRANDON DUBUC
DOUGLAS DUBUC
KEVIN DUCK
BRYSON DUCKEET
TRACY DUCKWORTH
DEKAYLON DUDLEY
SAMUEL DUELL HARRIS
THERESA DUGAN
KENNETH DULANEY
THANG DUN
CHRISTOPHER DUNCAN
DENASHIA DUNN
KELSON DUNN
LINDASIA DUNN
MELISSA DUNN
ROBERTO DURAN
FERNANDO DURAN MIGUEL
ADRIAND DURAND
GUSTAVO DURAND
RALPH DURBIN
KYLE DURNING
JOHN DUTKA
MELISSA DUWE
KEVIN DYKSTRA
JACOB DYSON
ANDREW E TRAW
KRISTI EANS
CHRISTOPHER EASON
CARIN EBERLE
KRYSTLE EDENS
DAVID EDGINGTON
JAYDEN EDMOND
ANDREW EDMONDSON
JOSE EDUARDO GONZALEZ
    TRUJILLO
KENYA EDWARDS
SEBASTIAN EDWARDS
SAW EH MU
MARDIN EJERCITO
BRITTANY ELAM
KYJUAN ELAM
MARCUS ELAM
BLAKE ELBERT
ANMER ELIAS
ANTOLINA ELIAS
JESUS ELIAS
FITER ELIMO
LIPSINA ELIMO
REIPIN ELIMO
SINTINA ELIMO
JAMES ELLIS
JEANNE ELLIS RAPSON
KEVIN ELLISON
NOEL ELLSBURY
DANA ELMER
DANA ELSHOUT
AUSTIN EMBRY
GABRIEAL EMERSON
CHRISTOPHER EMPEY
KHAM EN THANG
JESSICA ENGLE
TINISHA ENGLISH
SHELBY ENKEY
CARLOS ENRIQUEZ

RODRIGO ENRIQUEZ URIBE
NUBIA ENTRALGO
SANDRA ENTRALGO
ZEINA ENTRALGO
DELITA ERIKMWAI
BENJAMIN ERNST
STANLEY ERVIN
STEVEN ERVIN
CARLOS ESCOBAR
RAFAEL ESCOBAR
CARLOS ESCOBAR KANAN
KEVIN ESCOBAR ORELLANA
SAHIB ESHAN
JUWANGIU ESIWILI
DWIGHT ESKEW
GERARDO ESPINDOLA
    HERNANDEZ
OSCAR ESPINOSA
COLBY ESPREE
JESUS ESQUIVEL
MARIA ESTELA ALEJANDREZ
    MATA
BALTASAR ESTRADA
DELIA ESTRADA
LEONOR ESTRADA
PATRICIA ESTRADA
DEISI ESTRADA ALEJO
ANA ESTRADA CASTILLO
JOHN EVANS
JUSTIN EVANS
MARCUS EVANS
TYLER EVANS
MEMPHIS EVANSON
CHAD EVERS
KYLE EVITT II
KURTIS EWING
JESSE EWTON
GABRIEL FABBRINI
ARACELY FAGLIE
JASMINE FAIRBROTHER
SHAWN FAIRLEY
MUHAMMAD FAIZI
MOHAMMAD FAIZY
JESSICA FARIA PORTILLO
JAQUAN FARMER
BRANDON FARRELL
EMILY FARRIS
SUSAN FARRIS
KELLY FAULKNER
LOGAN FAWCETT
JIMMY FEESER
AMY FEHNEL
JEFFREY FEHR
NICHOLAS FELDER
LAUREN FERGUSON
DIANA FERNANDEZ
GILBERT FERNANDEZ
LUCIA FERNANDEZ
MARCOS FERNANDEZ
JORGE FERNANDEZ NOA
SAMUEL FERREE
GUSTAVO FERRER ARBAIZA
MARCEL FERRERE
ELLIOT FERRIN
ALFRED FETTERHOFF  JR
DAVID FETTIG
LYNDSEY FIDDLER

ADRIAN FIELDS
ASHTON FIELDS
DELOMONTA FIELDS
GARY FIELDS
KERRY FIELDS
DULCE FIERROS
THOMAS FIERROS
CORY FIFE
CARLINTA FILLAS
ANDREW FINCH
JESSICA FINKBINER
ROBERT FINLEY
KELVIN FINNIE
BRITTNEY FISHER
JEFFREY FISHER
JONATHON FISHER
SAMUEL FISHER
TOBY FISHER
COLLEEN FLANIGAN
JANETTE FLEMING
ALYSSA FLESHMAN
JOHN FLETCHER III
TYLER FLINT
ARCELIA FLORENTINO
CAROLINA FLORES
EFIGENIA FLORES
GLADYS FLORES
GLORIA FLORES
HECTOR FLORES
LAURA FLORES
MARINA FLORES
ROLANDO FLORES
WILMER FLORES
ERIK FLORES BANDA
MARIA FLORES DE JUAREZ
JOEL FLORES ROBLES
NOREA FLORES RODRIGUEZ
JAMES FLOYD
MARCUS FLOYD
RUBY FLOYD
CODY FLUHARTY
GABRIEL FOLDEN
ALEX FONSECA
EMMA FOOTE
ELIZABETH FOOTT
CALEB FORD
CARLOS FORD
DEJUAN FORD
REBECCA FORD
GULLIVER FORRESTER
DEVANTE FORSHEE
CHRISTOPHER FOSTER
JAKE FOSTER
JESSE FOSTER
WYEATHA FOSTER
STEVEN FOWKE
BRANDON FOWLER
JOHN FOWLER
JOSEPH FOWLER
EYLIDD FRANCO
RUBEN FRANCO GOMEZ
PHILLIP FRANK
BRITTANI FRANKLIN
CAROLYN FRANKLIN
WARREN FRANKLIN
DOUGLAS FRANZ
DALENE FRAZIER

COLTON FREEMAN
DAVID FREEMAN
ISAAC FREEMAN
MYRYAM FREEMAN STATON
JOSE FREGOSO
RICKY FRENCH
RICKY FRENCH
RYAN FRESH
ANGEL FRIAS
TIMOTHY FRIAS
BRANDON FRICK
BARRY FRIEND
ADRIAN FROST
SHERRI FROST
AVERY FRY
DAMIAN FUENTES
SCOTT FUHRMAN
JONATHON FULLER
JYAARON FULLER
JONAH FULLERTON
BRANDON FULLINGTON
LUIS FUMERO
LUIS FUMERO PEREZ
ADRIANA FUNES
COLLIN FURLON
ANDRE FURMAN
DANIEL FYFFE
ALYSSA GABLE
ASPEN GAGE
SARA GAITHER
WILLIAM GAITHER-DOUBLEHEAD
CECILIO GALAN
DELANO GALBREATH
AZUCENA GALLAGA VARGAS
JHAYKER GALLARDO
BRANDON GALLEGOS
GREGORY GALUSHA
GILBERTO GALVAN INO
CESAR GALVAN-FLORES
JOSE GAMBOA
JAVIER GAMEZ
ALEJANDRO GAMEZ GARZA
SARAH GAMMON
ROBERT GANJE
BALERIANO GAONA JR
MARIA GARAY
FRANCISCO GARAY CORONA
ALEXIA GARCIA
CODY GARCIA
EDWARD GARCIA
ESTEBAN GARCIA
FERNANDO GARCIA
JOE GARCIA
JOSE GARCIA
JOSE GARCIA
JUAN GARCIA
KALEB GARCIA
LESLIE GARCIA
MA GARCIA
OSCAR GARCIA
RICARDO GARCIA
ROSA GARCIA
STEVEN GARCIA
GIANNETH GARCIA AREVALO
ISIDRO GARCIA ARRIAGA
EDGAR GARCIA CASTRO
ELSA GARCIA GOMEZ

GRACIELA GARCIA LOPEZ
JUAN GARCIA RAMIREZ
RYAN GARCIA RAWE
LINDA GARCIA ZEPEDA
CODY GARDNER
LATASHIA GARDNER
QUINCY GARDNER
ZAIDA GARIBAY
NORMA GARIBAY VILLENA
EUGENE GARNER
JAMES GARNER
CASON GAROUTTE
JAMAURIS GARRETT
MARCUS GARRETT
ANGELICA GARZA
MICHAEL GATLIN
BETTINA GAUT
ZACHARY GAVIN
DANIEL GAWRIEH
BRYAN GAYLOR
FAITH GAYLOR
CHASTON GEORGE
DAVION GEORGE
JAMES GEORGE
TONY GEORGE
WHITNEY GEORGE
ISOM GERTY
KURSTON GERTY
GRIFFIN GESIK
KEITH GIANELLA
DEWAYNE GIBBS
ROBERT GIBLER
CHARLES GIBSON
SAMANTHA GIBSON
DILLON GIESCHEN
JOSE GIL
YASMIN GIL CORTES
KODI GILBERT
TREVOR GILBERT
KENNETH GILES
WILLIAM GILL
GARY GILMORE
JORDAN GIVENS
TRISTAN GLASS
JORDAN GLISSON
CHAD GLOVER
JENNA GLOVER
STEVEN GLOVER
SUAN GO
VUNGH GO
CHRISTOPHER GOAD
FRANKLIN GODFREY
MALCOLM GOFF
ROBERT GOFF
MABEL GOICOCHEA
WALTER GOINS
ZAFAR GOJAR
DJUAN GOLDEN
AMBER-BROOKE GOLDIN
JACOB GOLIEN
GIANFRANCO GOMEZ
MARIA GOMEZ
REIQUEL GOMEZ
MARIA GOMEZ MEDINA
FLOR GOMEZ PERAZA
DOMINIC GONZALES
SAMUEL GONZALES

SHELBY GONZALES
YAIR GONZALES
JOHANNA GONZALES ORTEGA
ADRIAN GONZALEZ
ANA GONZALEZ
BRYAN GONZALEZ
IMELDA GONZALEZ
JAMES GONZALEZ
JONATHAN GONZALEZ
LETICIA GONZALEZ
MARISELA GONZALEZ
PILAR GONZALEZ
ROBERTO GONZALEZ
SONIA GONZALEZ
YORMAN GONZALEZ
ZAIRA GONZALEZ
ABRUM GONZALEZ ALTER
MARIA GONZALEZ DE CAVELLO
ISMAEL GONZALEZ LOEZA
VICTOR GONZALEZ PAOLINI
CYNTHIA GONZALEZ QUINTERO
GRISELDA GONZALEZ RAMIREZ
LIDIA GONZALEZ RIVERA
DANIEL GONZALEZ SANCHEZ
DELFIN GONZALEZ VILLAMIZAR
DAMON GOODAY
AARON GOODMAN
MICHAEL GOODSON
BRIAN GORDON
DEVIN GORDON
LATOYA GORDON
KEVIN GOREE
MATTHEW GORTON
STEPHEN GOSNELL
JASMINE GOURLEY
RONALD GRAEN
ASHLEY GRAHAM
JESSTON GRAHAM
JOSEPH GRAHAM
MARLEITTA GRAMMER
BUENAVENTURA GRANADOS
    RUBIOS
DOUGLAS GRANT
APRIL GRAUGNARD
DANIEL GRAVON
AHKEIAH GRAY
ARTIS GRAY
VIVIAN GRAY
GAGE GREEN
JAMERON GREEN
JONATHAN GREEN
LASHEILA GREEN
TYRON GREEN
WILLIAM GREEN III
CHRISTOPHER GREENE
SHEMITA GREER
KENDRA GRIDER
KONNER GRIFFIN
STARLA GRIFFIN
CINDY GRIFFITH
ADAM GROSS
DANIEL GROSS
WILLIAM GROW
RAY GRUBER
JOHN GRUNDMANN
RACHEL GRUNDMANN
CARLOS GUARDADO

LILLIEANA GUDINO
MARCOS GUERERE
JUAN GUERRA MEDINA
GERARDO GUERRERO
    CASTELLANOS
LUIS GUEVARA
LUIS GUEVARA
MARIA GUEVARA
RODOLFO GUEVARA
CAROLINA GUILLEN
BRANDON GUINN
COALTON GUINN
VERNICE GUINN
CING GUITE
MIR GULAMZOI
JOHN GULDEN
STEVEN GUNN
ANDREW GUNSCH
CARLOS GUTIERREZ
GUADALUPE GUTIERREZ
    GONZALEZ
SILVIA GUTIERREZ MENDOZA
ABRIL GUTIERREZ ROMERO
EUGENE GUY
EDIBEL GUZMAN
GEORGINA GUZMAN
LUIS GUZMAN
STANLEY HA
SCOTTY HAGLER
GHULAM HAIDAR HAMDARD
JOSEPH HALBERT HELTON
REBECCA HALE
KEITH HALEY
JOSHUA HALFPAP
MUHAMMAD HALIMI
ABRAHAM HALL
BRODRICK HALL
DENNIS HALL
KELLY HALL
MARCUS HALL
MASON HALL
STEPHEN HALL
STEPHANIE HALL BERGMAN
ZACHARY HALSEY
DANIEL HALTERMAN
TOLOVE HAM
LAMAR HAMBRICK
FARIDULLAH HAMDERD
FLORENCE HAMELAI
BRYSON HAMILTON
TAYLOR HAMLET
THOMAS HAMLIK
PATRICIA HAMLIN
SIERRA HAMM
JEFFREY HAMMONS
ANDEREAS HAMO
MARIANO HAMO
MFIRSTSON HAMO
CHRISTOPHER HAMON
SHYANNA HANDSCHUMACHER
ANDREW HANG
CINGVUNG HANG
MUNG HANG
PAUN HANG
THANG HANG
LAL HANGSAWK
LAM HANGSAWK

DEREK HANKINS
LOGAN HANNA
DEBBIE HANSEN
ROBERT HANSEN
CAITLYN HANSON
TONG HAO
CHIN HAOKIP
HOLKHOSEI HAOKIP
LAM HAOKIP
LHUN HAOKIP
PAO HAOKIP
VAHNEILHING HAOKIP
CHADRICK HARALSON
LAURA HARDEE
DANIEL HARDIN
NATALIE HARDIN
MALACHI HARDING
JOHN HARDT
MICHAEL HARDY
DAVID HAREN
THOMAS HARGETT
SCOTT HARJO
OKSANA HARKUSHA
ALETHA HARLEY
ALISON HARLEY
DAVID HARPER JR
VANCE HARRELL
AARON HARRIS
DAVID HARRIS
DERIK HARRIS
JERRY HARRIS
KYLE HARRIS
LINSLEY HARRIS
RICHARD HARRIS
ROSS HARRIS
SIERRA HARRIS
SKYLER HARRIS
STACEY HARRIS
STEVEN HARRIS
TERRY HARRIS
TONY HARRIS
NATHAN HARRISON
MONICA HART
LEVI HARTLEY
RUSTY HARTLEY
SARA HARTLEY
SCOTT HARTMAN
JORDAN HARVEY
DUSTIN HASBROUCK
HEATHER HASKINS
CODY HATHAWAY
CHAUNCEY HATTEN
ZAM HATZAW
ANNA HAU
CIN HAU
CING HAU
CING HAU
CING HAU
KAM HAU
KHUP HAU
THANG HAU
THANG HAU
THANG HAU
NENG HAU LIAN
PAUL HAVENS
ADRIUN HAWKINS
DESTINY HAWKINS

DEVARDUUS HAWKINS
BILLY HAWLEY  JR
ETHAN HAWORTH
CORY HAYES
DELBERT HAYES
KENNETH HAYES
GLENN HAYNES
JAMES HAYNES
BRENDON HAYS
CHRISTOPHER HAYS
LUCAS HAYS
DERVARES HAYTER
BOBBY HEDRICK
THAN HEIN
NICHOLAS HELLING
RICK HELMI
CHASE HELMICK
LARONDON HEMBRY
BOBBY HENDERSON
CHAKIRIS HENDERSON
DYLAN HENDERSON
ERIC HENDERSON
MEKIO HENDERSON
ZACHRY HENDERSON
DAVID HENDRICKSON
MELISSA HENLEY
JOSE HENRIQUEZ MEJIA
KARSON HENRY
KENNETH HENRY
JOSHUA HENSLEY
KEVIN HENSLEY
SARAH HENSON
TRAVALE HENSON
KEVEN HER
YER HER
ALEJANDRO HERNANDEZ
ARISTEO HERNANDEZ
ASCENSION HERNANDEZ
BENJAMIN HERNANDEZ
CHRISTIAN HERNANDEZ
CORCINA HERNANDEZ
JOSE HERNANDEZ
JOSE HERNANDEZ
JUAN HERNANDEZ
JULIO HERNANDEZ
KAILA HERNANDEZ
KARI HERNANDEZ
LEONARDO HERNANDEZ
LUIS HERNANDEZ
LUIS HERNANDEZ
LUIS HERNANDEZ
MARIANO HERNANDEZ
MIGUEL HERNANDEZ
OSCAR HERNANDEZ
VICTORINO HERNANDEZ
WLADIMIR HERNANDEZ
YURBELIS HERNANDEZ
CESAR HERNANDEZ DOMINGUEZ
SERAFIN HERNANDEZ FELIX
LUIS HERNANDEZ ROMERO
LUKE HERNDON
BETANIA HERRERA
LORENA HERRERA
AXEL HERRERA BAEZ
MARIA HERRERA-VILLICANA
EDWARD HERRMANN
JAYE HERRMANN

BRIAN HESS
MARINTA HETHON
NESKY HETHON
NICKY HETHON
CAMERON HETTICK
HOYET HIBBARD
SAMUEL HIBBARD
MICHAEL HICKMAN
RUFUS HICKS
THYRONE HICKS
JOHN HIDALGO
MASON HIDALGO
KELSIE HIGGINS
JASMINE HIGGS
LARRY HIGHFIELD
DAVID HIGUERA
FARID HILAL
AYDEN HILL
CARLOS HILL
CHRISTOPHER HILL
DONALD HILL
JUDITH HILL
KEANE HILL
RUSSELL HILL
SANTANYA HILL
SONYA HILL
TAMERA HILL
VIRGINIA HILL
DAVY HILL  JR
JERRY HILLBURN
MATTHEW HILLS
REGINA HILLSMAN
DANNA HILTON
REGINALD HILTON
LAMONT HINES
MONKARION HINES
STACI HINES
LESLIE HINSON
TYSON HINTHER
CODY HISLOPE
MIN HLA
SAW HLA CHIT
THANG HMUNG
HNEM HNEM
TUANG HNIN
SIEW HO
JACOB HOBBS
REKIA HODGE
ANDREW HODGES
TAQUISA HODNETT SMITH
CAROL HOEY
ANDREW HOFFMAN
MASEN HOFFMAN
LENA HOGAN
SIAN HOIH
CHARLES HOLAHTA
CHRISTOPHER HOLBROOKS
JUSTIN HOLBROOKS
RICKEY HOLCOMB II
EDWARD HOLICKY
MARCUS HOLLAND
ROBERT HOLLAND
HEATHER HOLLENBEAK
GAVEN HOLLEY
DAQUION HOLLINS
DAVID HOLLIS
TYLER HOLMAN

| | | | | |
|---|---|---|---|---|
| DAVID HOLMES | NATHAN HUIZAR | STEPHEN JEFFERS | GARON JONES | JASON KAPULE |
| PATRICK HOLMES | LATARCHA HUMPHRIES | DENNIS JEFFERSON | JEREMIAH JONES | MOHAMMAD KARIM |
| SKYLYNN HOLMES | KHAN HUNG | CHASMYNNE JEFFERY | JORDAN JONES | ODINATUS KASMIR |
| RYLIE HOLT | DACEDRIC HUNT | BILLY JENKINS | JUSTIN JONES | BRIAN KASTL |
| LAWRENCE HONEL | CRYSTAL HUNTER | CURTIS JENKINS | KEN JONES | SAMUEL KASUNI |
| ZACHERY HONEL | JACOB HUNTINGTON | DESIREE JENKINS | KENDRICK JONES | KEDATSA KAUDLEKAULE |
| ANASTASIA HONN | DEKEVIAN HURD | MICHAEL JENKINS | KENYATTA JONES | JEFFREY KAUFMAN |
| BRYON HOOD | MICHAEL HURD | WADE JENKINS | KEVIN JONES | ERYN KAVANAUGH |
| JOSHUA HOOD | SHANNON HURST | MICHAEL JENNINGS | KINESHA JONES | TRISTAN KAVANAUGH |
| STEPHEN HOOVER | ABDUL HUSSAINI | TERRIELLE JENNINGS | MATHEW JONES | LIA KAW |
| DEREK HOPKINS | RONALD HUTCHCRAFT | SOPHIE JENNY DIBRA MANKHIN | MATTHEW JONES | TUANG KAWI |
| ANGELA HORELLOU | JIM HUTCHINSON | STEVEN JENSEN | RAYDELL JONES | NENGLIAN KAWNGTE |
| TODD HORELLOU | DUNG HUYNH | DEANNDRA JERNIGAN | RAYMON JONES | MACY KEELE |
| TODD HORELLOU | LOC HUYNH | CODY JEWELL | TRUMAINE JONES | ZACHARY KEITH |
| SHELBY HORNBERGER | THANH HUYNH | MIKAYLA JIMBOY | DANNY JONES JR | TYLER KELLAR |
| AUTUMN HORTON | BENJAMIN HYDE | CARMEN JIMENEZ | DEBRA JONES-MAXON | BELINDA KELLY |
| DEVODRICK HORTON | JUAN IBARRA | JOSE JIMENEZ | ANJA JORDAN | JON KELLY |
| STANLEY HORTON | ROHULLAH IBRAHIMI | PEDRO JIMENEZ | BRITNI JORDAN | LERYS KELLY |
| WESLEY HORTON | JESUS IDROGO BLANCO | ZAIDELY JIMENEZ SIERRA | DEONTE JORDAN | TALETHIA KELLY |
| NU HOU | CHRISTOPHER IHRIG | FREDERICK JIMMERSON | JESSICA JORDAN | KENNETH KELLY  JR |
| TINNER HOU KIP | HAMID IKRAM | JAYJOE JOHN | MARY JORDAN | CORY KEMPER |
| SANDRA HOUSE | KESNER INCHIN | AARON JOHNSON | RONALD JORDAN | GREGG KENNEDY |
| LEVI HOUSEHOLDER | NANG ING | ALEXIS JOHNSON | SEAN JORDAN | JOHNATHON KENNEDY |
| JERRY HOUSEMAN | HUNTER INGRAM | ARIES JOHNSON | KACY JORDAN BATES | BROCK KENT |
| ALEX HOUSTON | TYSHA INGRAM | CALEB JOHNSON | JACOB JORISHIE | JARED KEPNER |
| ANTHONY HOWARD | TIERRA INHOFE GINEST | CARDALEOUS JOHNSON | PEDRO JOSE DIAZ | JOSIAH KESLER |
| DAVID HOWARD | OTILIA IOWANES | CARNELIOUS JOHNSON | AFINO JOSEPH | KHWAJA KH SHIR AHMAD |
| JAMES HOWARD | ANDREA IRISH | CEDRIC JOHNSON | JACKY JOSEPH | ABRAHAM KHAI |
| JULIE HOWARD | OBIE IRON | CHARLES JOHNSON | TJ JOSEPH | DAL KHAI |
| LAMARCUS HOWARD | REGINALD ISAAC  SR | CHRISTIAN JOHNSON | MARIA JUAREZ | DAVID KHAI |
| MICHAEL HOWARD | NAKISHA ISABELL | DANIEL JOHNSON | MARTIN JUAREZ | DO KHAI |
| PHYLLIS HOWARD | BENEDICT ISICHEI | EBONI JOHNSON | MARIA JUAREZ RIVERA | DO KHAI |
| DARIN HOWELL | ERATH ISLAS | ISABELLA JOHNSON | DERMIDIO JUEZ PEREZ | EN KHAI |
| DEVONA HOWELL | MAIAD ISMAIL | JAMES JOHNSON | MICHAEL JULIAN | GO KHAI |
| SIRENA HOWETH | ZORION ISSANGYA | JEKELDRICK JOHNSON | LEANDRO JUMELLES NUNEZ | HANG KHAI |
| RAYMOND HOWZE | DUSTIN J SCOTT-SEAVY | JEREMIAH JOHNSON | EMILY JUNGWIRTH | HAU KHAI |
| SAW HTOO | TU JA | JESSICA JOHNSON | VANCE JUSTIC-MAYFIELD | KAM KHAI |
| CIIN HUAI | KHAI JA KHUP | JOSHUA JOHNSON | CHRISTOPHER JUSTICE | KHAM KHAI |
| CING HUAI | LA JA NI MA | KEITH JOHNSON | LASHETIA JUSTICE | KHAM KHAI |
| CING HUAI | BELINDA JACKSON | KENDAL JOHNSON | DAVID KAHURA | KHUAL KHAI |
| CING HUAI | DALTON JACKSON | MALACHI JOHNSON | ZAM KAI | KHUP KHAI |
| CING HUAI | JACE JACKSON | MARJORIE JOHNSON | MARISA KAIRIS | KIM KHAI |
| CING HUAI | JASMINE JACKSON | MISTY JOHNSON | TAMMY KALCIK | LAANG KHAI |
| CING HUAI | JEFF JACKSON | PATRICK JOHNSON | JASON KALE | MANG KHAI |
| JULIA HUAI | JENNIFER JACKSON | QUANTRAIL JOHNSON | HAU KAM | MANG KHAI |
| NING HUAI | JONATHAN JACKSON | SHAREKA JOHNSON | LIAN KAM | NANG KHAI |
| NUAM HUAI | KALEB JACKSON | STEVEN JOHNSON | MANG KAM | NGIN KHAI |
| VERONICA HUAI | LAMOR JACKSON | TEDDY JOHNSON | NGIN KAM | NGIN KHAI |
| ZAM HUAI | MARY JACKSON | TRAYSE JOHNSON | THANG KAM | NGIN KHAI |
| ZEN HUAI | TAMMY JACKSON | TRISTAN JOHNSON | CLARENCE KAMP | PAU KHAI |
| THANG HUAT | DARYL JACKSON JR | ZACHARY JOHNSON | JULIA KANNE | PAU KHAI |
| RICK HUBER | TABEEL JACOB | TIFFNEY JOINER | LELAND KANUCH | PAU KHAI |
| SCOTT HUBER | SHAUNA JACOMINE | RODNEY JOLLEY | CIN KAP | PAU KHAI |
| KRISTOFUR HUCKABY | BRADLEY JAEGER | BETHANY JONES | DAL KAP | PAU KHAI |
| BENJAMIN HUCKE | CAMERON JAEGER | CADE JONES | GO KAP | PAUL KHAI |
| BRIANNA HUDSON | MAKAYLA JAGER | CHEKESHA JONES | GO KAP | PETER KHAI |
| BRETT HUEBNER | ORBIN JAIR PINEDA RUIZ | CLARISSA JONES | HANG KAP | SUAN KHAI |
| DANIEL HUERTA | JAN JALALI | CONNIE JONES | KAI KAP | THAN KHAI |
| ERIK HUERTA | JOSE JAMAICA | CRISSANA JONES | KHEN KAP | THANG KHAI |
| JULIO HUERTA | JOSE JAMAICA CARRENO | CRYSTAL JONES | LIAN KAP | THANG KHAI |
| CHRISTOPHER HUFF | THANGSIANKAP JAMANG | DANNY JONES | THANG KAP | THANG KHAI |
| LARRY HUFFMAN | DELBAR JAN | DAVID JONES | THANG KAP | THANG KHAI |
| JOSHUA HUFFMON | MUSAFAR JAN | DAVID JONES | THANG KAP | THANG KHAI |
| CALEB HUGHES | DANIEL JARAMILLO | DAVID JONES | THANG KAP | THANG KHAI |
| DERIAN HUGHES | FRANCES JARAMILLO | DMARQUESS JONES | THONG KAP | THANG KHAI |
| CAROLYN HUGHEY | GLORIA JARAMILLO | ERIC JONES | SIAN KAP LIAN | THANG KHAI |
| BOB HUIETT | ESTHER JASUAN | ERIC JONES | JAMIE KAPULE | THANG KHAI |

| | | | | |
|---|---|---|---|---|
| THANG KHAI | NANG KHUP | JENNIFER KLINKHAMER | HAU LANGH | KRISTIN LEWIS |
| THAWNG KHAI | NGIN KHUP | SABRINA KLOFT | HAWM LANGH | NATHAN LEWIS |
| THIAN KHAI | PAU KHUP | LUCAS KLUM | KAMSIAN LANGH | SARIAH LEWIS |
| VUNG KHAI | PAU KHUP | ROBERT KNEBEL | KAP LANGH | CYNTHIA LEYVA |
| VUUM KHAI | PETER KHUP | ALICIA KNOPIK | THANG LANGH | DAVID LEZAMA |
| ZAAM KHAI | SUAN KHUP | ARIELLE KNUDSEN | LUKE LANGSKOV | DIM LHING |
| ZAM KHAI | THANG KHUP | GARY KNUDSEN | TREVEON LANIER | VAH LHING |
| ZAM KHAI | THANG KHUP | LAURA KNUDSEN | SENG LAO | AWI LIAN |
| ZAM KHAI | THAWNG KHUP | COURTNEY KNUDSON | ARTURO LAPARRA | AWI LIAN |
| MARTIN KHAI GUITE | TUNG KHUP | AYECHAN KO | IVAN LAPARRA | CIN LIAN |
| ZAM KHAI ZOMI | ZEN KHUP | GEORGE KOESTER | SANTA LAPORTE | CIN LIAN |
| THURA KHAING | RIAN KIDD | EMANUEL KOLMAN | DANIEL LAPRES | CIN LIAN |
| SIFATULLAH KHAKSAR | CASEY KIDWELL | KINTU KONMAN | JULIA LAPSHOVA | CIN LIAN |
| SAKHIDAD KHALIL BEAK | SIAN KIIM | BUDDY KONS | AMANDA LARANCE | CING LIAN |
| AIK KHAM | BIAK KIL | MARTIN KOP | ALONDRA LARIOS BALTAZAR | CING LIAN |
| DONGH KHAM | ANDREW KILGORE | TAANG KOP | MARIA LARIOS MUNOZ | CING LIAN |
| EN KHAM | CHIN KIM | JS KOSEMOCHEN | VIRGINIA LARRABEE | DAI LIAN |
| GO KHAM | CIIN KIM | CHUNO KOSI | EVELYN LARSON | DONG LIAN |
| KAM KHAM | CIIN KIM | IVAN KOSOVAN | DAVID LARUE | GIN LIAN |
| LIAN KHAM | CING KIM | DAVID KOSTA | HUGH LASATER | GIN LIAN |
| MUNG KHAM | DAI KIM | JOE KOSTER | SENG LASI SALUPTA | GO LIAN |
| NGUN KHAM | DIM KIM | RONALD KOZLOWSKI | MARCO LASKEY | HAU LIAN |
| PAU KHAM | DIM KIM | ROBERT KRAFJACK | CHRISTINA LATTANZIO | HUAI LIAN |
| MINUALLAH KHAN | EDWARD KIM | NICHOLAS KRAUSE | KATHRYN LAUE | ISAAC LIAN |
| SHEENA KHAN | HAU KIM | NEBOJSA KRESOVIC | SHAWN LAUSCHER | JOSEPH LIAN |
| THAWNG KHAN | KANG KIM | SHOBHA KRISHNASWAMY | JENNIFER LAW | KAM LIAN |
| PUM KHAN CIN | KHAI KIM | MIKHAIL KRUPENYA | DIM LAWH | KAP LIAN |
| NASIM KHAN HAZRAT GUL | KWANG KIM | ADAM KUBICKI | MAN LAWH | KAP LIAN |
| SHAWALI KHAN ZOI | MAN KIM | RAYMOND KUHN | JUSTIN LAWRENCE | KHUAL LIAN |
| FAIZULLAH KHAROOTY | MANG KIM | JAY KUS | STEVE LAWRENCE  JR | LAL LIAN |
| THANG KHAT | NANG KIM | DAVIS KUSS | ASA LAWSON | LAL LIAN |
| CING KHAWL | NIANG KIM | LIANA KUSS | JEFFREY LAWSON | LANG LIAN |
| CING KHAWL | NICOLAS KIM | CASSY KUYKENDALL | STEPHEN LAWSON | LANG LIAN |
| CING KHAWN | NING KIM | NICHOLAS KUYKENDALL | JEREMY LAY | MAN LIAN |
| KAM KHEN | PAU KIM | ALEXANDER KUZNETSOV | GELVACIA LAYA | NANG LIAN |
| LIAN KHEN | SIAN KIM | AUNG KYI | ANH LE | NANG LIAN |
| PETER KHEN | THANG KIM | JACQUELINE KYLES | LAI LE | NIANG LIAN |
| THANG KHEN | THANG KIM | NGIN LAANG | LENDER LEAL | NIANG LIAN |
| CING KHO | THANG KIM | MARCELINO LABARCA | RODNEY LEASY | NO LIAN |
| SO KHO LIEN | ZAM KIM | RONALD LABOUBE | CATALINO LECLAIRE | NOK LIAN |
| NIANG KHOI | ERICA KIMBLE | MATTHEW LACEY | LAYSON LEDAY | NUAM LIAN |
| CIN KHUAL | KENOSHA KINDLE | BOBBY LACY | PETE LEDBETTER | PAU LIAN |
| DAI KHUAL | ALEXANDRIA KING | CHARLES LAFAYETTE | TYLER LEDFORD | PAU LIAN |
| HAU KHUAL | BRANDY KING | TYLER LAFAYETTE | ALLEN LEE | PAU LIAN |
| KAM KHUAL | CODY KING | BLAKE LAGERS | LAURYN LEE | PAU LIAN |
| KHAM KHUAL | ISSAC KING | JANAN LAHPAI | NATHANIEL LEE | PAU LIAN |
| KHUP KHUAL | STEVEN KING | GIANG LAI | JEFFREY LEE BRIGHT | SIAN LIAN |
| PAU KHUAL | VICTORIA KING | THENG LAI | MATTHEW LEEPER | THANG LIAN |
| PAU KHUAL | KORBY KINKADE | SOPHIA LAIRD | ARIEL LEFF | THANG LIAN |
| PAU KHUAL | NICOLAS KINKADE | MARK LAKE | GREGORY LEFFLER | VUM LIAN |
| PETER KHUAL | ROGER KINKADE  JR | THANG LAL | MARK LEHMAN | ZAM LIAN |
| THANG KHUAL | PATRICK KINNEY | THANG LAL | LUN LEK | ZEN LIAN |
| THANG KHUAL | MISTY KINSEL | ZVJEZDANA LALIC | LUN LEK | TUAN LIAN KIM |
| ZAM KHUAL | TOBIN KINSEY | MUNG LAM | BRANDI LEKBERG | LAL LIANA |
| CIN KHUP | MANGNEO KIPGEN | ANGELA LAMBERT | CLIFFORD LEMAY | SAWM LIANA |
| DAI KHUP | JESSICA KIRKLAND | ANNETTE LAMBERT | LAURIN LEMLEY | SIAN LIEN |
| KAP KHUP | MIRANDA KIRKPATRICK | JACOB LAMBERT | JAVIER LEMUS RUIZ | DANIEL LIGON |
| KHAI KHUP | TIMOTHY KISHPAUGH | CLEMMIE LANDON | EMANUEL LEON | JAKHYLA LILLY |
| KHAI KHUP | TIMOTHY KISSEL | JEFFERY LANDRUM | CHRISTIAN LEONARD | JAKOREAN LILLY |
| LANG KHUP | CORY KISSLER | MYOSHIA LANDRUM | LUCAS LEONARD | LAKESHIA LILLY |
| LANGH KHUP | MORGAN KIZER | DEBORAH LANE | PAUL LEVENTRY | PING LIN |
| LIAN KHUP | SPENCER KIZER | JEROME LANE | BEAU LEVI | JAMAR LINCOLN |
| MANG KHUP | JENNIFER KLAASSEN | GIN LANG | JACKSON LEWELLEN | WILLIAM LIND |
| NANG KHUP | GREGORY KLAUS | PUM LANG | ADUNTE LEWIS | FRANK LINDSEY |
| NANG KHUP | TSOLMON KLEINERT | SUAN LANG | ALICE LEWIS | MISHAELA LINDSEY |
| NANG KHUP | JOHN KLENE | THANG LANG | JOSEPH LEWIS | KEITH LINKER |
| NANG KHUP | DANIEL KLINE | RILEY LANGDON-CALLAHAN | KIMBERLY LEWIS | DREW LINWOOD |

MADELYN LIPPINCOTT
JEREMY LISTER
ALLEN LITTLE
BRIAN LITTLE
JESSICA LITTLEDAVE
EDWARD LITTRELL COLEMAN
SERGEI LITVINOV
ANKICA LIVANCIC
EMILLIC LO
MATEO LOARCA
DERICK LOGAN
BENJAMIN LOGSDON
NICKOLAS LOGSDON
SCOTTY LOGSDON
COURTNEY LONG
RICKY LONG
ALAN LONGWORTH
BENNY LONSDALE
CADE LOOMAN
JASON LOPES
DUSTIN LOPEZ
ESTEBAN LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
NICELT LOPEZ
REBECCA LOPEZ
ROSA LOPEZ
RUBEN LOPEZ
SEBASTIAN LOPEZ
THOMAS LOPEZ
TIFFANY LOPEZ
JUNIOR LOPEZ AGUILAR
ISELA LOPEZ HERNANDEZ
EDUARDO LOPEZ OLIVARES
JOSE LOPEZ OLIVARES
FREDDY LOPEZ ORTEGA
JUAN LOPEZ ZAMUDIO
BETSY LOR
HEAVEN LORD
CALVIN LOTT
KOLBY LOUIS
DIVAILEEN LOVER
JASON LOVETT
AARON LOWE
CARLOS LOZANO
SIRIA LOZANO GRIMALDI
JORGE LOZOYA
CING LUAN
MICHELLE LUCAS
DANIEL LUCAS IV
DANIJELA LUCIC
GRACIJELA LUCIC
FRANK LUCIO
JUANITO LUCKER
KEITHEN LUCKERSON
JARROD LUDLOW
QUANNAH LUDLOW
TYLER LUECKFELD
DAKOTA LUELLEN
EVELYN LUGO ORTIZ
JORGE LUJAN CARABALLO
JORGHELYS LUJAN GOMEZ
DAWN LUKE
CING LUN
CING LUN
DIM LUN
DIM LUN

DIM LUN
HKIN LUN
LIAN LUN
NGAI LUN
NIANG LUN
NIANG LUN
NIANG LUN
NIANG LUN
NIANG LUN
TUAL LUN
VAN LUN
VUUM LUN
ANDRES LUNA
CARMEN LUNA
HECTOR LUNA
IZIK LUNA
THANG LUONG
DAKOTA LUSK
THI LUU
JACOB LUZIER
CAROL LUZON PERAZA
BOI LY
CHRISTIE LYLE
SAMUEL LYNCH JR
THOMAS LYONS
HAMSAR MABU
KATHRYN MACARTHUR
HENRY MACHADO
JORDAN MACK
SEAN MACKEN
RUSTIN MACKEY
LARRY MADALONE II
IDIAMOND MADDOX
MYRSON MADDOX
SHAUNTE MADDOX
ALONDRA MADIN
TAZILLE MADISON
DANIEL MADRID
SHAYLA MAFFIT
VERONICA MAGANA
ANALI MAGANA CAMPOS
MARIA MAGDALENA CONTRERAS
DANIEL MAGDALENO
SYDNEY MAGEE
JOHN MAGUIRE
DENA MAHAN
CORY MAHONEY
JAYDON MAHR
TAM MAI
KAYLA MAIN
RANDALL MAIN
EMAM MALAKZAI
ANTHONY MALDONADO
CARLOS MALDONADO
NAFES MALKYAN
LARRY MALONE
JEFFREY MALY
CING MAN
CING MAN
LIAN MAN
NEM MAN
NEM MAN
NIANG MAN
VUNG MAN
VUNG MAN
ZAM MAN
ANGELA MAN CING

TAM MANA
ALEJANDRO MANCILLA
DANIEL MANCILLA
JUAN MANCILLA
MARIA MANCILLA
CHIN MANG
CIIN MANG
CING MANG
CING MANG
DAL MANG
DIM MANG
DO MANG
EN MANG
GIN MANG
GIN MANG
HAU MANG
HAU MANG
KAI MANG
KAM MANG
KHAM MANG
KHAM MANG
KHAM MANG
KHAN MANG
KHUP MANG
KIM MANG
KIM MANG
LIAN MANG
LIAN MANG
LIAN MANG
LIAN MANG
LINUS MANG
LUN MANG
MAN MANG
NANG MANG
NANG MANG
NANG MANG
NGIN MANG
NGO MANG
NIANG MANG
NIN MANG
NING MANG
NING MANG
NING MANG
PAU MANG
PAU MANG
PAU MANG
PHILLIP MANG
THANG MANG
ZAM MANG
ZAM MANG
ZEN MANG
ZEN MANG
RONALD MANGUS
DEVIN MANION
TERENCE MANIS
FILOMINA MANKHIN
LESSIE MANNS
SHANNA MANNS
RODGER MANSFIELD
ERIKA MANTALBAN
EBONIQUE MAPPS
JACKELINE MARCANO
JAMILKA MARCANO
JOVAN MARCANO
ROBERTO MARCELO RODRIGUEZ
ZENAIDA MARCELO RODRIGUEZ
ROBERTO MARCELO SANTOS

APRIL MARGWARTH
PAUL MARGWARTH
MARK MARIANO
ALEXANDRU MARIN-SERGHIE
GLENDA MARISOL PEREZ
    ROMERO
ANGELA MARKOVIC
DARRYL MARKS
MAYEGLA MARQUEZ
PILI MARQUEZ
ANGEL MARQUEZ ARGUETA
MARIA MARQUEZ DE GILBREATH
MARIANA MARQUEZ MARQUEZ
AUSTIN MARR
FRANCISCO MARRUFO JR
VICKEY MARS
TRAVIS MARSDEN
HUNTER MARSEY
BILLY MARSH
STACIE MARSH
OB MARSHALL
ANTONIO MARTIN
CARLTON MARTIN
DAVID MARTIN
DIANA MARTIN
DORION MARTIN
JAMES MARTIN
KERRY MARTIN
MICHAEL MARTIN
MICHAEL MARTIN
NARWIN MARTIN
RICHARD MARTIN
THOMAS MARTIN
WILLIAM MARTIN
ASHTON MARTINEZ
CARLOS MARTINEZ
DANIEL MARTINEZ
DAVID MARTINEZ
DAVID MARTINEZ
DESIREE MARTINEZ
EDGAR MARTINEZ
EVA MARTINEZ
JACOB MARTINEZ
JAIR MARTINEZ
JAVIER MARTINEZ
MICHAEL MARTINEZ
OMAHR MARTINEZ
PAUL MARTINEZ
RICHARD MARTINEZ
MARIA MARTINEZ AVILA
REYNA MARTINEZ AVITIA
JAZMINE MARTINEZ ENRRIQUEZ
ALEJANDRO MARTINEZ HAROS
MARIA MARTINS
SADARIUS MARTINS
JOSEPH MASHU
GUL MASHWANI
BEVERLEY MASON
CHRISTINE MASON
DANIEL MASON
JAMES MASON
KRISTIN MASON
FAITH MASSEY
JUAN MATA
MARCELINO MATA
SANDRA MATA
MARIA MATAMOROS PICADO

ZAMKHOZANG MATE
FERNANDO MATERANO
TONY MATHIAS
ELVIN MATHIS
MATTHEW MATHIS
NESER MATONWAAL
JHOJAINNY MATOS GUTIERREZ
DAICHI MATSUOKA
DAIGO MATSUOKA
NICOLE MATTESON
ALLIAH MATTHEWS
ALLISON MATTHEWS
DONALD MATTHEWS
JEREMIAH MATTOS
ANDREW MATZKE
RON MAUCH
CING MAWI
DON MAWI
HANAH MAWI
RAM MAWI
VAN MAWI
VUNG MAWI
PATRICIA MAXIMO
LEONARD MAXWELL
SHANE MAYHUGH
HAYDEN MAYNARD
DESTINY MCAFEE
RICHARD MCANINCH
TINA MCBEATH
JAMES MCBRIDE
CHASE MCCALL
DEANDREA MCCALL
DYLAN MCCALL
BRENT MCCARTY
CRYSTAL MCCAWLEY
CHRISTOPHER MCCLAIN
CHRISTOPHER MCCLAIN
FRANCIS MCCLAIN
KONNER MCCLAIN
RYAN MCCLAIN
TAYLOR MCCLANAHAN
DIRK MCCLELLAN
SUMMER MCCLELLAN
BABETTE MCCOLLOUGH
WALTER MCCOMBS
MICHAEL MCCONNELL
CHRISTOPHER MCCORMACK
DEBRA MCCOWAN
WESLEY MCCOWAN  JR
KENDELL MCCOY
ALLEN MCCREARY
MICHAEL MCCUIN
ANNE MCDONALD
JAMIE MCDONALD
BRADEN MCDOWELL
JACK MCEATHRON
BRAYDON MCELROY
NICHOLAS MCELROY
CLAYTON MCFALL
DAKODA MCFARLAND
JOBIE MCGEE
RONNIE MCGEE
RONNIE MCGEE
DARREN MCGINTY
JONATHAN MCGREW
REIS MCGREW
SKYLIR MCGUIRE

| | | | | |
|---|---|---|---|---|
| JASON MCINTIRE | ELLA MILLIKEN | ALBERT MORENO | KHUAL MUNG | MARIA NAVA |
| GLORIA MCKEE | PHILIP MILLMAKER | LUKE MOREY | KHUP MUNG | MARIA NAVARRETE |
| ALYSSA MCKENNA | STEVEN MILLMAKER | BRIAN MORGAN | LANG MUNG | MICHAEL NAVARRETE |
| BRIAN MCKENNEY | ASHLEY MILLS | ELROY MORGAN | LANG MUNG | DARWIN NAVARRETTE |
| LAMAR MCLEMORE | JOSEPH MILLS | ROBERT MORGAN | LIAN MUNG | CINTHIA NAVARRO |
| APRIL MCLENDON | DEON MIMS | JUNIOR MORILLO | NANG MUNG | JARED NAVARRO |
| MICHAEL MCMILLAN | TYRELL MIMS | FELIX MORONTA | NANG MUNG | NICOLAS NAVARRO |
| BARBARA MCMILLIAN | MIN MIN | JUAN MORONTA | NGIN MUNG | STHEFANY NAVARRO |
| CLEOPATRA MCNAMARA | JERRIC MINOR | JUAN MORONTA | PAU MUNG | BAWK NAW |
| ALEIA MCNANEY DEVORE | ERNESTO MIRAMONTES | GARRETT MORRIS | PAU MUNG | KHAUNG NAW |
| JESSE MCNEIL | ALFREDA MITCHELL | KATHRYN MORRIS | PAU MUNG | LIAN NAWL |
| THOMAS MCREYNOLDS | BRYAN MITCHELL | NORA MORRIS | PAU MUNG | SAID NAZARMOHMAD |
| TESTINGTON MCTESTER | BRYCE MITCHELL | RICHARD MORRIS | PAU MUNG | ANDRE NEAL |
| JOSIAH MEADE | DALLAS MITCHELL | RODNEY MORRIS | PETER MUNG | CLAYTON NEAL |
| JUSTIN MEADOWS | JEREMY MITCHELL | NORAH MORRISON | PUM MUNG | DEVERICK NEAL |
| ANTHONY MEANS | PORSHA MITCHELL | JAMES MORROW | SUAN MUNG | MARIA NEI THIEM |
| GINA MEANS | RACHEL MITCHELL | MICHAEL MORROW | SUAN MUNG | TROY NEIBER |
| SCHUYLER MEANS | ROBERT MITCHELL | STEFAN MORROW | THANG MUNG | NIANG NEL |
| ALEX MEDFORD | DAVID MITROFAN | ROBERT MORTENSEN-PRINCE | THANG MUNG | ERIC NELSON |
| ALEXZANDER MEDINA | HANNAH MIZELL | SYDNEY MORTON | THANG MUNG | JASON NELSON |
| ASHTON MEDINA | ROBERT MOCK | COLTON MOSELEY | TUAL MUNG | JONATHAN NELSON |
| BRIANNA MEDINA | JAY MODISETTE | MANX MOSES | ZAM MUNG | MADISON NELSON |
| CHRISTINE MEDINA | ATA MOHAMMAD | BERNARD MOSS | ZO MUNG | MICHEAL NELSON |
| DIANA MEDINA | BAKHTIAR MOHAMMAD | CHRIS MOSS | CESAR MUNIVE | TREVOR NELSON |
| SARAH MEDINA | HAJI MOHAMMAD MOHAMMADI | DESMOND MOSS | NATALIO MUNIZ | CING NEM |
| EMILY MEJIA OCHOA | ALI MOHAMMADI | DUSTIN MOSS | TYLER MUNIZ-WEWA | DIM NEM |
| CESAR MEJIAS | ROMANITA MOJICA | TAMMY MOSS | THANG MUNKHUP | TUAL NEM |
| SULANDER MELENGNA | BIASNEY MOJICA CASTANEDA | PHILLIP MOSS  JR | JESUS MUNOZ | DEI NENG |
| JORDAN MELTON | JOSUE MOJICA TORRES | CLAYTON MOTE | SONIA MUNOZ TELLEZ | N NES SIECH |
| WILSON MENAS | DANIEL MOLINA | SALIM MOUAWAD ZAMMAR | ELIZABETH MUNROE | JOSHUA NETTEN |
| DANIEL MENDEZ | LUIS MOLINA | KACIE MOUGHON | AARON MUNTZ | SETH NETTEN |
| DESTINY MENDEZ | TEODORO MOLINA | KAM MUAN | JEFFREY MURDOCK | ROY NEWBERG |
| SILVESTRE MENDEZ GONZALES | JACOB MONACO | PASIAN MUAN | BREANNA MURO | ICSHA NEWSOME |
| ANGELA MENDOZA | JOSEPH MONDILLO | THAWNG MUAN | GEORGE MURPHY | MARKEITH NEWSOME |
| CAMERON MENDOZA | JOSEPH MONFORTE | CIIN MUANG | AUDIE MURRAY | ROBERT NEZ |
| CESAR MENDOZA | JERMAN MONGUE | CING MUANG | LARRY MUSGRAVES | NUAM NGIN |
| KEYLA MENDOZA | OFELIA MONREAL | DAVID MUANG | MATTHEW MUSGROVE | ZAM NGIN |
| LUIS MENDOZA | SELENA MONREAL | KAM MUANG | MA MUSHRUSH | ALVIN NGIRATEBL |
| MARVIN MENDOZA | CARLOS MONROY | KHUAL MUANG | JOHN MUTANDA | EN NGO |
| NELSON MENDOZA NAVARRO | DINORA MONROY DE DIAZ | KHUP MUANG | JOSEPH MUZIKA | KRISTOPHER NGO |
| ISIAH MENDOZA-FORSYTH | KELLY MONSIVAIS | THANG MUANG | CHAN MYAE AUNG | NANG NGO |
| JUSTIN MENNING | DANIA MONSIVAIS NAVARRO | ZAM MUANG | KYLE MYER | PAU NGO |
| JESUS MERCADO | KARINA MONSIVAIS NAVARRO | NATHAN MUILENBURG | CAROLYN MYERS | BICH NGUYEN |
| KEVIN MERIDETH | FIORELA MONTANO | REBECCA MULHOLLAND | DANIEL MYERS | HUNG NGUYEN |
| BILLY MERRELL | NATALIE MONTANO | ALONZO MUMPHREY | JUSTIN MYERS | HUU NGUYEN |
| JOHNNY MERRELL  JR | MAGDALENA MONTOYA TOVAR | DEWAYNE MUMPHREY | TRECOL MYERS | MINH NGUYEN |
| RYAN MERRITT | ZACHARY MOODY | THANG MUN | YEE MYINT | SAU NGUYEN |
| MAURICE MERTZ | CLINTON MOORE | THANG MUN | STEPHEN MYLES | TAM NGUYEN |
| JOHNNY MERZA | CORDELL MOORE | CIN MUNG | KUNI MYO | THI NGUYEN |
| HERNAN MESA SAEZ | CORY MOORE | CIN MUNG | MANHNWIN NAING | TUONG NGUYEN |
| REECE MESSMAN | HUNTER MOORE | CIN MUNG | SAW NAING | VIET NGUYEN |
| STEVEN METCALF | JERRY MOORE | CIN MUNG | CRISTIAN NAJERA OLIVAN | CING NI |
| JENNIFER METCALFE | PHILLIP MOORE | DAII MUNG | ALEX NAMBO-MARTINEZ | CIN NIANG |
| GINGER METTS | TONY MOORE | GINDAL MUNG | PAU NANG | CING NIANG |
| JERRY MEYER | TREY MOORE | HANG MUNG | PAU NANG | CING NIANG |
| LEAMBER MEYER | WADE MOORE | HAU MUNG | THOMAS NANG | CING NIANG |
| BRIAN MEYERS | ROBERT MOORHEAD | HAU MUNG | TUN NANG | CING NIANG |
| BRANDON MEZA | ARCHIE MOOYMAN | HERO MUNG | NATHANIEL NAPYER | CING NIANG |
| ADAM MICHAUD | ANDREA MORALES | JACOB MUNG | COTEY NARON | CING NIANG |
| JOSHUA MIDDLETON | EYNER MORALES | JAMES MUNG | MYLESS NARRUHN | CING NIANG |
| GLENN MILAM | MARIO MORALES | JAMESKANG MUNG | NOORY NARTIN | DIM NIANG |
| KEILYN MILES | SAUL MORALES CORONA | KAI MUNG | JAMES NASH | DIM NIANG |
| AARON MILLER | BRIJIDO MORALES GUTIERREZ | KAM MUNG | AUSTIN NATION | EN NIANG |
| ANTONIO MILLER | ALFONSO MORAN | KAM MUNG | THANG NAULAK | EN NIANG |
| DARRELL MILLER | DYLAN MORANTES | KAM MUNG | ZAM NAULAK | GIN NIANG |
| PATRICK MILLER | TONY MOREHEAD | KAP MUNG | FRANCISCO NAVA | HAU NIANG |
| SHELLY MILLER | MARCINA MORELAND | KHAI MUNG | JOSE NAVA | KAP NIANG |

KHAN NIANG
KHEM NIANG
KIM NIANG
LAM NIANG
LUN NIANG
NEM NIANG
NGO NIANG
NUAM NIANG
PUM NIANG
TUAL NIANG
VUNG NIANG
VUNG NIANG
VUNG NIANG
MUNG NIANGBAWL
JACOB NICHOLS
MITCHELL NICHOLS
AARON NICHOLSON
JUSTIN NICHOLSON
NATHAN NICHOLSON
JORGE NICOLAIDE
SELENA NICOLE VILLEGAS
NOUNG NIE
TRAVIS NIEDERHOFER
HALEY NIELSEN
BRANDY NIETO
EMILY NIETO
THANG NING
ZAM NING
ATINIAR NISIUO
CING NO
CING NO
CING NO
CING NO
MAN NO
NIANG NO
JACOB NOE
CHRISTOPHER NOEAR
PATRICK NOLL
SHABA NOOR AFGHAN
SAIFULLAH NOORISTANI
COLLIN NORDBY
BRANDON NORDSTROM
WILLIAM NORFLEET
ANTHONY NORRIS
DAVINA NORRIS
FISHER NORTON
SALYER NORTON
JERRY NOWEL
TUMAI NPAWT
NGIN NTEM
KIM NU
KIM NU
SEN NU
CIIN NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
HAU NUAM
LAWH NUAM
NGIN NUAM
NING NUAM
NING NUAM
THANG NUAM
CING NUAMBOIH
MACI NUGENT

RAHMAT NUMAN
ANGEL NUNEZ
DENISE NUNEZ
JHOANA NUNEZ
EDUARDO NUNEZ MALPICA
NGIN NUNG
NAI NYAN MON
NEVEAH O'DELL
FAITH OAKS
MICHAEL OBRIEN
ALEXIA OCAMPOS
CARLO OCANA
THOMAS ODOM II
ALEXANDER OFOSU
WYATT OGLE
CHRISTOPHER OGLESBY
BRANDON OHARA
BREE OHARO
JENNAH OHLDE
KAI OJALA
TYESHA OLDEN
MARIA OLIVA GUTIERREZ
ANTHONY OLIVARES
ERICK OLIVAS VALERIO
BRYSTON OLIVER
MELCHOR OLIVERA-ORTEGA
JAMES OLSEN
ERIC OLSON
KEVIN OLSON
ALEXIS OLVERA
ARISTOTELLY OLYMPIADIS
DIANE OMALLEY MYERS
JAMES ONEILL  JR
PROVINA ONOPWI
PAUL ONYENEHO
GRASITER OO
SAW OO
TIN OO
WAI OO
AVERY OPPEGARD
MISTY OQUINN
ASCENCION ORELLANA ERAZO
DELISSA ORNELAS
RACHEL ORONA
BULMARA OROZCO
ELISA OROZCO
ESMERELDA OROZCO
JOSE OROZCO
LETICIA OROZCO
ESTEBAN ORTEGA RODRIGUEZ
JORGE ORTIZ
JOSE ORTIZ
JULIAN ORTIZ
SAUL ORTIZ
PATRICK OSBORNE
JACINTA OSOMAI
LENA OSS
CHRIS OSSIG
VERONICA OSTAPOWICH
WUILLIAN OSTOS
ABIGAIL OTT
JENNIFER OVERMEYER
KEVIN OWEN
BOBBY OWENS
JOHN OZBUN
GO PAA
MIGUEL PABON

YAJAIRA PACHECO
DAVID PACQUETTE
HAKIM PAEE KHAN
AUSTIN PAINTER
MARIA PALACIOS
CODY PALMER
TINA PALMER
RUBI PALOMINO GONZALEZ
MARIO PANDO
SIRVINCENT PARAMORE
ROBERT PARANG
JORDY PAREDES
HEIDI PARK
BILLY PARKER
BRIANNA PARKER
GOLDIED PARKER
JAKE PARKER
MICHAEL PARKER
SARAH PARMELEE
BRENDA PARRA
VICTOR PARRA JUAREZ
GUADALUPE PARRA MARQUEZ
GAVIN PARRISH
HARRY PARRISH
LAURA PARTIDA
FRAY PARTIDAS
ANDRES PARTIDAS AGELVIS
ANNEL PARTIDAS PAZ
FASIHULLAH PASHTANA
LESLIE PASZTOR
JASON PATE
THOMAS PATE
CALEB PATERIK
AEVA PATRICK
PAUL PATTERSON
SHAQUELLA PATTERSON
CARL PATTON
CEDRIC PATTON
JAELYNE PATTON
ORIE PATTY
CIN PAU
CIN PAU
DAI PAU
DAL PAU
DAL PAU
DO PAU
EN PAU
GIN PAU
KAI PAU
KHAWM PAU
KHEN PAU
LANG PAU
MUNG PAU
NANG PAU
NANG PAU
NENG PAU
ON PAU
PETER PAU
PUM PAU
SUAN PAU
THANG PAU
THANG PAU
TUAL PAU
TUNG PAU
ZAM PAU
ZAM PAU
LANGH PAUGUITE

TERESA PAUL
SAW PAW
CARLOS PAZ RINCON
JONATHAN PEARCE
DENISE PEARSON
DEANA PECK
CORY PEDERSEN
KARL PEELER
DAMON PELUCHETTE
DANNY PENA
JUAN PENA
ARTHUR PENNINGTON
BONNER PENNINGTON
SHAMATA PENTECOST
KENDALL PEOPLES
QUINYCIA PEOPLES
QUNICY PEOPLES
ABEL PERALTA
JORGE PERAZA
MOISES PERAZA LOPEZ
ROSALINA PERDOMO PERDOMO
JOSEPH PERDUE
ANDREA PEREZ
BLAZE PEREZ
CARLOS PEREZ
DIANA PEREZ
DOMINIK PEREZ
JESUS PEREZ
JOE PEREZ
LEYBIS PEREZ
RAFAEL PEREZ
SAHRAI PEREZ
SERGIO PEREZ
TULIO PEREZ
VICTOR PEREZ
PERLA PEREZ ARIAS
CHRISTIAN PEREZ GUTIERREZ
LUIS PEREZ MEJIA
PEDRO PEREZ PAEZ
FRANCISCO PEREZ SANCHEZ
DANIEL PEREZ-HERNANADEZ
JOHN PERKINS
MARQUIS PERKINS
ANTHONY PERRY
MILES PERRY
DAVID PERRYMAN
MATTHEW PESCHONG
TAIPO PETER
AUSTIN PETERS
BRITANY PETERSON
HUNTER PETERSON
JEFFREY PETERSON
TIMMY PETERSON
TESSA PETRY
DANIEL PEURIFOY
ALEX PFEFFERKUCH
HUY PHAM
LINH PHAM
QUOC PHAM
PHUOC PHAN
NAW PHAW
LIANKHAN PHAWNG
SANTINO PHILLIP
TWINSON PHILLIP
NATHANIEL PHILLIPS
TROY PHILLIPS
CIN PI

HAU PI
HAU PI
HAU PI
HELEN PI
KHUAL PI
NIANG PI
PETER PI
SB PI
SING PI
THOMAS PI
TUANG PI
MANG PIAN
DAL PIANG
DO PIANG
GIN PIANG
GOH PIANG
KHUP PIANG
LIAN PIANG
SUAN PIANG
THANG PIANG
THANG PIANG
THANG PIANG
VAN PIANG
CHRISTOPHER PICKENS
DEVOTRICK PICKRON
HILARIO PIEDRA
JOHNSON PIERRE-LOUIS
ANDREW PIETROMONACO
CIN PII
JOHN PIKE
TONY PILAND
CALEB PILLADO LEON
DAVID PINALES
GAEL PINEDA
MIGLANIA PIRONA GONZALEZ
DOMINICK PITCHFORD
DINATO PITTMAN
HAROLD PITTS  II
CANDY PITTSER
CARLOS PLACENCIA
LESLEY PLASCENCIA
YOANA PLASCENIA
EMILIA PLATA VASQUEZ
STORM PLEDGER
AMBER PLOIUM
ELISHA PLUMMER
MICHEAL PLUMMER
RANDALL PLUSH
JASON POBLETE
KEITH POBUDA
KEVIN POBUDA
SUSANNE POINDEXTER
BASANT POKHREL
RENU POKHREL
GEORJANNA POKORNEY
AUBREY POLK
JANICE POLK
AKEEM POLLARD
MILTON POLLOCK
TAYLOR POMAVILLE
JOEL PONCE VIDALES
MARK POOL
RODNEY POPE
LUIS PORSALLU
CHRISTOPHER PORTER
CHRISTOPHER PORTER
ERIKA PORTER

| | | | | |
|---|---|---|---|---|
| JAMES PORTER | MARTINELLY RAMIREZ | ANA REYES | ROBERT ROBNETT | ERIC ROUTT |
| JENNIFER PORTER | PATRICIA RAMIREZ | CLARA REYES | MARIO ROCHA | VIRGINIA ROWLEY |
| RAMONDA PORTER | RIGOBERTO RAMIREZ | KALYN REYES | ALANA RODGERS | STEVEN RUDER |
| ELVIA PORTILLO | JOSE RAMIREZ GALVAN | LA REYES | BRAD RODRIGUES | ANDREW RUFNER |
| LOUIS POTTER | ENRIQUE RAMIREZ MORALES | PABLO REYES | ALYSSA RODRIGUEZ | RYAN RUGGLES |
| ASHLEY POWELL | PATRICIA RAMIREZ NAVARR | SONIA REYES | BALDOMERO RODRIGUEZ | JASON RUHL |
| CHARLES POWELL | MANUELA RAMIREZ SOBERANIS | AGUSTIN REYES  JR | DANIEL RODRIGUEZ | CARLOS RUIZ |
| DEMYKLE POWELL | WALTER RAMOS | GABRIEL REYNA | DAVIANA RODRIGUEZ | DANIEL RUIZ |
| DENNIS POWELL | GERMAN RAMOS ALONSO | STACIE REYNA SALAS | EMILIANO RODRIGUEZ | LILIANA RUIZ |
| MARIAH POWELL | SIMON RAMOS ALVAREZ | CHRISTOPHER REYNOLDS | EULALIO RODRIGUEZ | MA RUIZ ORTEGA |
| RUDY POWELL | MANUEL RAMOS PINO | JOSHUA REYNOLDS | EVELYN RODRIGUEZ | JOE RUSHING |
| BOYD POWLISON | FRANCISCO RAMOS-RODRIGUEZ | QUINN REYNOLDS | HECTOR RODRIGUEZ | DALON RUSK |
| MICHAEL POYNTER | MARCUS RAMSEY | ERENDIRA REYNOSO | HECTOR RODRIGUEZ | LADAYSHA RUSS |
| JOSE PRADO | THERESA RAMSEY | GUSTAVO REYNOSO | ISAIAS RODRIGUEZ | BRIANA RUSSELL |
| KENNETH PRENTICE  JR | HEIDI RAMZEL | JAVIER REYNOSO | JESUS RODRIGUEZ | DERICK RUSSELL |
| DANIEL PRESSLER  JR | KARLY RANCK | JAVIER REYNOSO URIETA | JOSEFINA RODRIGUEZ | GWENETH RUSSELL |
| ANGELICA PRICE | CAMERON RAND | DANIEL RHOADES | MARIA RODRIGUEZ | KARISSA RUSSELL |
| LEON PRICE | COREY RANDALL | EFFIE RHODES | MARIA RODRIGUEZ | RILEY RUSSELL |
| MICHAEL PRIESTER II | JEFFREY RANDALL | JEFFREY RHODES | MARTINA RODRIGUEZ | WILLIAM RUSSO |
| ERIN PROCHAZKA | TIMOTHY RANEY | MARIE RICHARD | NATHAN RODRIGUEZ | KANDIS RUTLEDGE |
| STEPHEN PRUITT | MIRIAN RANGEL | JONATHAN RICHARDS | NELSON RODRIGUEZ | MARK RUTTAN |
| CIN PU | DANIEL RANGEL GONZALEZ | GILDA RICHARDSON | PABLO RODRIGUEZ | BRIAN RYAN |
| KHAI PU | JOHNATHAN RASH | HOBERT RICHARDSON | RAUL RODRIGUEZ | LISA RYAN |
| KHAM PU | PATRICK RASPBERRY | PRECIOUS RICHARDSON | RAUL RODRIGUEZ | SLAVIC RYCHKO |
| LIAN PU | DELMEKKO RATLIFF | SHEILA RICHARDSON | REBECCA RODRIGUEZ | RAFIK SAAD |
| MANG PU | ROBERT RATLIFF | CASEY RICHESIN | RICARDO RODRIGUEZ | SA SAAN |
| MANG PU | TOMMY RATLIFF | ROBERT RICHEY | YUSMARY RODRIGUEZ | DAL SAANG |
| MUANG PU | ANDREW RAUCH | NICHOLAS RICHTER | ESTEPFANI RODRIGUEZ LOPEZ | TRISA SACK |
| SING PU | RYAN RAUSCH | BRIAN RICKETT JR | SALVADOR RODRIGUEZ ORTIZ | MOHAMMAD SADAR |
| CALEB PUDDEN | PSHANA RAY | ANYLA RICO | ALESHA ROESCHKE | ASADULLAH SADIQ |
| LINO PUENTES | BRYCE RAYBON | FELIP RICO | BRIAN ROGERS | RASOOLDIN SADIQ |
| ALMA PUGA | PERSON RAYMOND | RANDALL RIDENOUR | DERRICK ROGERS | LINDSEY SADLER |
| THANG PUI | JAVIER RAYO | ANGELA RIDEOUT | DON ROGERS | ABDUL SAEEDE |
| ALEJANDRA PULIDO | THOMAS READ | COREY RIDER | DYLAN ROGERS | KARINA SAENZ ACOSTA |
| KAM PUM | JOHN REASOR | TYLER RIDGEWAY | TONY ROGERS | CESAR SAENZ RODRIGUEZ |
| CAMERON PUMPHREY | FLOR REBOLLAR | TONYA RIEGER | NANG ROI | SHIR SAIL |
| THAWNG PUN | DAVID RECCA | JPAUL RIKAT | IVAN ROJAS | PON SAIM |
| JEFFREY PURKERSON | ELIZABETH RECORD | JACOB RINGGOLD | JOSE ROJAS | MOHAMMAD SAKHIZADA |
| COREY PURVIS | IVY RECORD | ISAAC RINKE | LIDIA ROJAS | RAEES SALARZAI |
| HNIN PWINT PHYU | DOMINICK REDD | JOSH RINKE | ROSA ROJAS | DANIEL SALAS |
| JOHN QUANG | BERNASKO REDDIC | MICHAEL RIOS | GABRIEL ROJAS DAVILA | ABELINO SALAZAR |
| TY QUINNEY | SHAGLENDA REDDIX | MARTHA RIOS DE PAZ | ROGELIO ROJO | CHRISTOPHER SALAZAR |
| BRENDA QUINTANILLA GARCIA | TIMOTHY REDFERN | DINA RISING | WESLEY ROLLINGS | DAVID SALAZAR |
| GINNETH QUINTERO PIRELA | AUSTIN REED | CORY RISINGER | ANTHONY ROMERO | JUDITH SALAZAR |
| MELISSA QUIROZ | JOHN REED | HILLARY RITE | DANIEL ROMERO | NOAH SALAZAR |
| WASEL QURAISHI | MICHAEL REED | ROGER RIUTTA | PAULINA ROMERO | MONICA SALAZAR ALVAREZ |
| FATIMA RACHU | CHARLES REESE | VILMA RIVAS SANCHEZ | TONY RONGEY | JOHANNA SALAZAR CEDENO |
| JOHNATAN RACHU | CLINTON REESE | CARLOS RIVERA | FASTER ROOSEVELT | MARIANGEL SALAZAR GONZALEZ |
| MARIA RACHU | KEITH REESE | RAMON RIVERA | MAKINTA ROOSEVELT | JORGE SALAZAR MARTINEZ |
| VINA RACHU | WENDY REEVES | SIGFREDO RIVERA | CHRISTOPHER ROPER | JORGE SALAZAR SOARES |
| VINCENT RACHU | MA REFUGIO GONZALEZ | MELISSA RIVERA CRUZ | ROYCE ROPER | BRISA SALCEDO |
| KELSIE RACKLEY |     HERNANDEZ | JUAN RIVERA MUNOZ | STANLEY ROQUEMORE | FERNANDO SALDANA |
| ABDUL RAHMAN DILSOZ | ETHAN REICHERT | ELIZABETH ROBBINS | OSCAR ROSA | DAVID SALDIVAR |
| RETSIAN RAIN | JOHN REID | TERRI ROBBINS | BRANDON ROSALES | MARIA SALDIVAR |
| JOSEPH RAINBOLT | RAMIRO REINA | TERRESY ROBERT | JOSE ROSALES | MIGUEL SALDIVAR |
| PATTI RAINS | DEYVID REINOZA DI CIOCCIO | JAYMIE ROBERTS | OMAIRA ROSALES | VICTOR SALDIVAR |
| DAHLIA RAINWATER | CORY REITER | AMIYA ROBERTSON | CORTNEY ROSE | JOSE SALDIVAR OROPEZA |
| LANDON RAKE | JOSE REMIGIO | APRIL ROBERTSON | REAGAN ROSELL | DAVID SALEGO |
| DEE RAM | RENCHENINA RENCHY | TRAVASIL ROBERTSON | STEPHANIE ROSELL | NAEL SALEM |
| BRIAN RAMBO | DAVID RENFRO | AUSTIN ROBINSON | ROBERT ROSENCUTTER | BRANDON SALGADO |
| SUSAN RAMBO | MICHAEL RENIGAR | BYRON ROBINSON | ANGELA ROSS | RICARDO SALGADO |
| ALICIA RAMIREZ | NANCY RENTERIA | DEARLD ROBINSON | JONATHAN ROSS | DIANA SALINAS |
| ANGEL RAMIREZ | MIGUEL RENTERIA MOJARRO | EZEKIEL ROBINSON | RICHARD ROTH | CARSON SALSBURY |
| EDGAR RAMIREZ | JAKOB RESSLER | DAVID ROBINSON  JR | WILLIAM ROTHE | SHAE DANIELLE SALYER |
| ERNESTO RAMIREZ | ARIN RETAN | JEREMIAH ROBISON | FINIKSIANO ROUND | KENNEDY SALYERS |
| EVA RAMIREZ | TRAVIS REVELL | ABRAHAM ROBLES | LANDYMENTA ROUND | IM SAMMY |
| JESUS RAMIREZ | KAREN REVUELTA | CIRILO ROBLES AMBRIZ | MICHELLE ROUSSEAU | IOMITA SAMMY |

MARLEEN SAMMY
CIIN SAN
ESTHER SAN
KIM SAN
JOHNY SANABRIA
ROBERTO SANABRIA
ADRIAN SANCHEZ
ALEXANDER SANCHEZ
BEATRIZ SANCHEZ
CRISTAL SANCHEZ
DARIANA SANCHEZ
ESMERALDA SANCHEZ
FILIBERTO SANCHEZ
JEREMY SANCHEZ
JERSON SANCHEZ
JOYCE SANCHEZ
MAYRA SANCHEZ
OCTAVIO SANCHEZ
ZADY SANCHEZ
ANDREINA SANCHEZ BOLIVAR
ANTONIO SANCHEZ-GIRON
DEVIN SANCHO
BRIANA SANDERS
CASEY SANDERS
MASON SANDERS
KENIA SANDOVAL
MARCUS SANDOVAL
ANTONI SANDOVAL VARGAS
SHANNON SANDRIDGE
VASILE SANDUTA
VIORICA SANDUTA
TRAVES SANDY
CIN SANG
LIAN SANG
MANG SANG
PAU SANG
PAU SANG
RAIS SANGEEN
KAYTLYNN SANGER
LAL SANGI
WILLIAM SANGSTER
CARLOS SANTANA GARZA
ANDRES SANTAROMITA
ENRIQUE SANTELLANO
GUSTAVO SANTELLANO
WENCESLAO SANTIAGO
BRYAN SANTIAGO BARRERA
JAIMYNA SANTIER
NADELIN SANTOS
STACY SANTOYO
ANGELINA SANTOYO DE FARFAN
GUADALUPE SANTOYO LOPEZ
WILLIAM SAPP
NANG SAR
JANGIZ SARDAR SUBHAN
HASEEBULLAH SARWARI
JEREMY SASSER
LUIS SAUCE
ELIAS SAVAGE
ANGILO SAVILLE
ERICK SAWYER
KALEB SAXON
ABDUL SAYEED SAEEDE
BRYAN SCANLON
JORDAN SCARANGELLA
NICHOLAS SCHAETZ
SHANE SCHAMING

ARYN SCHAUMANN
HEAVIN SCHIEBERL
BRAYDEN SCHIEL
ISAAC SCHLENBECKER
JARON SCHLICHTING
JACOB SCHMUCKER
DAVID SCHNEIDER
MARK SCHNEIDER
CONNOR SCHOENE
VALERIJA SCHREINER
AUSTIN SCHROEDER
JAMES SCHUETZE
STEVEN SCHWAB
DUSTIN SCHWANKE
MARK SCOFIELD
JERRY SCOTT
JORDAN SCOTT
KYLEIGHA SCOTT
KYVEN SCOTT
TAKODA SCOTT
G SCOTT HAMILTON
TAIYENA SCOTT-PEDRAZA
RONA SEAGO
DAVID SEAMAN
SOVATNITA SEAMAN
RYAN SECHELSKI
JAVIER SEDANO
JACOB SEDLAR
JOSEPH SEDLAR
JONATHAN SEEFELDT
ALONDRA SEGOVIANO
HOU SEI
THONG SEI
JOHN SEIBERT
ALEXA SEIDEL
MARCUS SEIP
JAMIE SELF
SETH SELF
DIM SEN NUAM
MICHAEL SENTZ
BRYAN SEPER
ALEXANDER SERENO
LENNY SERMANYOUNG
ANNETTE SERNA
LENNYN SERRANO
ADAM SHADER
ADRIAN SHAFER
CAITLINN SHAFER
JACOB SHAFER
AMIR SHAFIE
ZARMEN SHAH SHINWARI
RODNEY SHAHAN
ROBERT SHANDS
INHA SHAPOVALOVA
ROBERT SHARP
MATTHEW SHAUB
THOMAS SHAW
TRENT SHAW
KHAIR SHEER MOHAMMAD
ROCKY SHEFFIELD
THOMAS SHELLEY
JASON SHELTON
VASILIY SHEMEREKO
CHELSIE SHEPHERD
LARRY SHEPHERD
CHRISTIAN SHERIDAN
NADAR SHINWARI

SHAIHID SHINWARI
JULIE SHIREY
JASON SHIRTS
WESTLEY SHOEMAKE
ATHENA SHONE
RAYMOND SHUNOWSKI  JR
MAW SI
CING SIAM
CING SIAM
NAA SIAM
NANCY SIAM
ZAM SIAM
CIIN SIAN
ON SIAN
PAU SIAN
BANG SIAN KHUAL TAWNG
CING SIAN LUN
RICHARD SIERS
ANA SIGALA
CINDIA SILLEM
EMANUEL SILVA
JOSUE SILVA
LONNIE SILVA
JESUS SILVA CHACON
JESUS SILVA DUQUE
ROBERTO SILVA RUVALCABA
JASON SILVAR
MARK SIMILA
JASTER SIMINA
BLAINE SIMMONS
CHARLES SIMMONS
MICHAEL SIMMONS
TYREC SIMMONS
SHAYLA SIMMS
WILLIAM SIMONTON
DWAYNE SIMPSON
KYLE SIMPSON
MARSHAUN SIMPSON
ANTHONY SING
DAL SING
DAL SING
DAL SING
DO SING
PAU SING
THANG SING
THAWN SING
BRANDON SINGENES
STEVEN SINGLETON
ELIZABETH SINGLEY
BRYAN SINOR
ADRIANA SIPES
SARAH SIPIA
AUDREY SISSON
MICHAEL SITTERLY
LEE SKAGGS
JASON SKINNER
KATELAND SLATER
MATTHEW SLATON
IAN SLATTERY
RICO SLATTERY
ANDREW SLAVENS
MARY SMALL
LAWANDA SMALLEY
AARON SMITH
ALEC SMITH
ANDERA SMITH
CLAYTON SMITH

COLE SMITH
DAVID SMITH
DAVID SMITH
DAVID SMITH
DAWN SMITH
DIAMOND SMITH
GRAYHAWK SMITH
JORDAN SMITH
KATHERINE SMITH
KAVASIA SMITH
KENNETH SMITH
KERRY SMITH
KYLE SMITH
MARK SMITH
MORGAN SMITH
NATHANIEL SMITH
RENALDO SMITH
TONY SMITH
VALERIE SMITH
WILLIAM SMITH
DAVONNA SMITLEY
JACINTA SNAL
BRANDY SNIDER
STEPHEN SNIDER
DEBERTRAM SNODDY
JOSHUA SNOW
ROGER SNOW
ANTONIO SOARES
BADDY SOCHIRO
KYAW SOE
YENNIS SOLANO
JOSE SOLARES
NEMISIA SOLIS
VERONICA SOLIS
EDDUIN SOLZANO
KELLY SONGER
BRADLEY SOOTER
MARIAH SORRELS
BENDY SOTEN
MARIELA SOTO DE DIAZ
CLENT SOUTHERLAND  II
CARRIE SOUTHERN
KEVIN SOUVANNASING
DENNEY SOWDER
KYLE SPANSEL
JAMES SPEARS
COLBY SPENCER
DALE SPENCER
JAMES SPENCER
JAMESON SPIRES
JOHN SPOONER
CECIL SPRY
COURTNEY STACEY
BARBARA STAGGERS
SEVERINO STAGNOLI
LAWANA STANE
BRENT STANLEY
KIENDREA STANLEY
JAREN STANSELL
TERRY STAPLETON
NICHOLAS STAPP
KAVONTAE STARLING
NEGRIL STARLING
JAMES STASZKO
JAMES STASZKO
LACEY STEADMAN
JOELLE STEEVES

SPENCER STEFFEY
TREVOR STENCIL
AREST STEPHEN
ARES STEPHENS
MARSETTE STEPHENS
MELVIN STEPHENS
CHARLES STEPHENSON
BRYCE STEVENS
JEREMY STEWART
NICHOLAS STEWART
RICHARD STEWART
RICHARD STEWART
CHRISTOPHER STICH
DAVID STIEWE
AUSTIN STILES
CHARLES STINECIPHER
BRENT STOCKTON
JOEL STOCKTON
JACOB STODDARD
ASHLEY STOKELY
DONTA STOKER
AUSTIN STOKES
LARRY STOKES
ALLEN STONE
DYLAN STONE
ROBERT STONE
YARITZA STONE
TIMOTHY STOUT
JULIAN STRADER
MICHAEL STRAPASON
JAY STRATTON
STACEY STRATTON
MICHAEL STRAUB
MICHAEL STREIT
ROBERT STROH
CAMERON STULTS
BRYAN STURDIVANT
GREGORY STUTSMAN
JULIA STWYER
NATHAN STWYER
HAU SUAN
KIM SUAN
LANG SUAN
NANG SUAN
NGIN SUAN
PAU SUAN
THANG SUAN
THANG SUAN
VUNG SUAN
ZAM SUAN
PAUL SUAN MUNG
TREVER SUAREZ
KAMRIN SUBICA
LELAND SUBICA
STEVEN SUBIN
ANSER SUDA
NU SUI
DEIH SUKZO BAWMKHAI
EMMA SULLIVAN
MAISON SULLIVAN
DAVID SUM
GIN SUM
HAU SUM
KAP SUM
MANG SUM
NGIN SUM
WA SUM

PETER SUMMANG
SARAH SUMMERS
LADDIE SUMTER JR
DEVON SUNDY
EMILIO SUNIGA
ANDREW SUPPAH
TIMOTHY SURGEON II
SEAN SUROWIAK
LARRY SUTTON
CIN SUUM
CHRIS SWARR
KYMBERLY SWEENEY
JACK SWEET
JOHNATHAN SWEET
GREGG SWENSEN
AMANDA SWIFT
CHAD SWIFT
KINOMIE SYHO
LILLY SYLVESTER
SAW TA LEL
CODY TABOR
MANG TAL
MOSES TALAMANTE
JEFF TALLEY
SHANIA TALLEY
TYLER TALLMAN
KIEYONTRE TALLY
GEORGE TALUGMAR
JORDAN TAMEZ
AJMAL TANAI WAL
NELLIE TANEWASHA
MINH TANG
DTHAWN TANGPUA
WAHAB TANHA
JOHN TANNER
KEITH TANNER
TRENT TAORMINA
DULCE TAPIA
ISRAEL TAPIA
MARTIN TAPIA CARVAJAL
YOSELYNE TAPIA GONZALEZ
WHITNEY TAPP
HAROLD TARALA
ABDUL TARIN
NOOR TARIN
NORIANN TARO
ARSINO TARRY
RICK TATE
LARRY TATE JR
JON TATUM
MALIK TATUM
TYRONDA TATUM
CING TAWI
KHAI TAWNG
THANG TAWNG
ADRIAN TAYLOR
AHTEUHNA TAYLOR
BEVERLY TAYLOR
CODY TAYLOR
ERIC TAYLOR
GRAHAM TAYLOR
ISAILYNN TAYLOR
JASON TAYLOR
JESSICA TAYLOR
JOSHUA TAYLOR
KEVIN TAYLOR
REBECCA TAYLOR
ROSEANN TAYLOR
TIMOTHY TAYLOR
JACOB TEAGUE
NICHOLAS TEAGUE
KEVIN TEAKELL
ROBERT TEIS
DENNIS TELLEZ
JASON TENDERELLA
NGIN TENG
DELBERT TENNISON
ESSENCE TENNISON
MERCEDES TENNYSON
RAY TENRY
MAYKER TERAN
BRYAN TERRAZAS
JONATHAN TERRAZAS
JORGE TERRAZAS-MEDINA
DEMETRIUS TERRONEZ
NICKALAS TERRY
SHANNON TERRY
TODD THACKER
AUNG THAIK
THAN THAN AYE
CIN THANG
CIN THANG
DAI THANG
DAL THANG
DO THANG
DO THANG
GEN THANG
GIN THANG
GO THANG
GO THANG
GO THANG
HAU THANG
HAU THANG
HAU THANG
KAM THANG
KAM THANG
KAM THANG
KHAI THANG
KHAM THANG
KHUP THANG
KHUP THANG
KHUP THANG
LAM THANG
LAMH THANG
LANG THANG
LANGH THANG
LIAN THANG
LIAN THANG
MANG THANG
MANG THANG
MANG THANG
NGIN THANG
NGUN THANG
PAU THANG
PAU THANG
PAU THANG
PAU THANG
PAU THANG
PAU THANG
PAU THANG
PAU THANG
PIANG THANG
SAN THANG
SUAN THANG
VIAL THANG
ZAM THANG
ZAM THANG
ZEN THANG
LIAN THANG LAM
JOHN THANG MANG
GINDEIH THANGHATZAW
SALEM THAR
GIN THAWN
KHAI THAWN
SING THAWN
SUAN THAWN
THANG THAWN
THANG THAWN
NI THAWNG
NAW THEIN
JOSEPH THERRIEN
KO THET
NAWSAN THIDA
BRADLEY THOMANN
DEQUISE THOMAS
DERRICK THOMAS
MICHAEL THOMAS
SCOTT THOMAS
SETH THOMAS
TORRI THOMAS
YOLANDA THOMAS
ALVIN THOMPSON
BRITTANI THOMPSON
COREY THOMPSON
JESSE THOMPSON
JOSEPH THOMPSON
KEWAN THOMPSON
KOLDE THOMPSON
MICHAEL THOMPSON
REBECCA THOMPSON
SHAWN THOMPSON
XAVIER THOMPSON
TAYLOR THORNBURG
MYA THU
KHOI THUANG
JAMES TICHENOR
TED TIGER
VICTORIA TILLEY
ATSITA TIMOTHY
TS TIMOTHY
GO TIN
MARY TITTLE
THAWNG TLUANG
WILLIAM TOBAR
MATTHEW TOBOLSKI
BENJAMIN TODD
TRAVIS TODD
HAROLD TOERCK
SKYE TOINESHEA PICKRON
ADOLFO TOLEDO BARRERA
SIANA TONGOMI
ARIANY TORRES
DAVID TORRES
JAHIR TORRES
JESUS TORRES
ZAMKHUP TOUTHANG
FRANKLIN TOVAR
TIRSO TOVAR
CODY TOWNSON
BINH TRAN
CONG TRAN
THI TRAN
THI TRAN
TUONG TRAN
VAN TRAN
AARON TRANTHAM
MASON TRASK
LUCAS TREIHAFT
DOUGLAS TREISCH
PABLO TREJO
RUDY TREJO
DIANA TREVINO
DYLAN TRIMBLE
ERIK TRIMNELL
TYLAR TRIMNELL
DANIEL TRIPP
KEVIN TRUELOVE
RICHARD TRULL
LAYNE TRUMAN
VLADYSLAV TSYMER
MANG TUAL
NGIN TUAN
CIN TUANG
CIN TUANG
DAI TUANG
DAL TUANG
GAL TUANG
GIN TUANG
GIN TUANG
GIN TUANG
KAM TUANG
KAP TUANG
KHAI TUANG
KHEN TUANG
NENG TUANG
PAU TUANG
PAU TUANG
PROTUS TUANG
PUM TUANG
SAMUEL TUANG
SING TUANG
SUAN TUANG
THANG TUANG
THANG TUANG
THANG TUANG
THANG TUANG
THANG TUANG
THANG TUANG
THAWNG TUANG
TUNG TUANG
VUNGH TUANG
ZAM TUANG
ZACHARY TUCKER
JAKOBY TUCKTA
KENNETH TUCKTA
SARAH TUCKTA
ANTOINE TUMEY
KHAI TUN
THANG TUN
ZAM TUN
DAL TUNG
GO TUNG
KAM TUNG
MUNG TUNG
SUANG TUNG
THANG TUNG
THANG TUNG
MICHAEL TUNNELL
PAUL TURBE
MELISSA TURGEON
MICHAEL TURLEY
CHARLES TURNER
DANTAVIUS TURNER
LADONTE TURNER
LARRY TURNER
JENNIFER TUTTLE
JESSICA TYLER
JACOB TZANG
JESUS TZUL
CING UAP
JAMES UDDIN
LAL UK
THIANZA UK
VAI UK
CARL UNDERWOOD
PAT UNDERWOOD
PERNELL UNDERWOOD
LISBETH URBINA
ESMERALDA URIETA ESTRADA
BOLIVAR URQUIZA
DAVID URQUIZA
YADIRA URQUIZA
ISMAEL USOLTSEFF
NER UWEI
BRUCE VACTOR SR
JESDARY VALBUENA
VICTOR VALDEZ
KATHY VALENZUELA
HUGO VALERA JUAREZ
CARLA VALERA LINARES
KATHERINE VALERA LINARES
JULIO VALLE
NORMA VALLES
ALLISON VALLEY
DONG VAN
MARVIN VAN GUNDY JR
PA VAN KIM
CAMERON VAN RADEN
TIMOTHY VANCE
JACKIE VANDAL
DEREK VANDEHEY
TRENTON VANDER POL
MERRILEN VANDEWEERD
SASHA VANN
TALINA VANNORSDALL
BRANDON VANZANDT
GORGE VARGAS
SACRAMENTO VARGAS
HECTOR VARGAS RUIZ
ARTEMIO VARGAS-RUIZ
COLTON VARNER
ALEKSANDRA VASILEVA
MARLYN VASQUEZ
CARLO VASSALLE
WILLIAM VASSAUR
MANJULA VATTIPROLU
KAMMY VAUGHAN
JOSEPH VAUGHN
ISSAC VAWTER
SHAWN VAWTER
CARINA VAZQUEZ
LEUDY VAZQUEZ
MARTHA VAZQUEZ CORDERO
ANA VAZQUEZ RAMOS
MARIA VEGA

MARIANGEL VEGA
NOEMI VEGA
JOSE VELASCO SOLIS
ESMERALDA VELASQUEZ
RAMON VELASQUEZ
SHELBY VELASQUEZ
JAMES VELDE
YNNAIRA VELOZ FORSITH
DUSTY VENEGAS
KASEY VENETOFF
JOSE VENTURI
SALOME VERA
KLEIBER VERA MENDEZ
EDGAR VERGARA
GEORGE VERRETT
CHRISTOPHER VICK
STEPHANIE VICKERS REGAN
EVAN VIDAL
KEVIN VILHAUER
EFRAIN VILLA
JACOB VILLA
LOUIE VILLA
WIKELMAN VILLALOBOS PALMA
JUAN VILLALOBOS VITOLA
JACOB VILLALVA
RAULITO VILLANUEVA
REINA VILLANUEVA
SELINA VIRAMONTES
MANUEL VIVANCO
LUIS VIVAS ZAMBRANO
TRENTON VLEISIDES
ERIC VO
VAN VO
STACY VOYGHT
CHOU VUE
CIIN VUM
CING VUM
DENG VUM
NEM VUM
CIIN VUNG
CIIN VUNG
CING VUNG
CING VUNG
CING VUNG
CING VUNG
CING VUNG
DIM VUNG
DIM VUNG
DIM VUNG
DON VUNG
MANG VUNG
NIANG VUNG
NIANG VUNG
NIANG VUNG
NING VUNG
NING VUNG
PAU VUNG
VUM VUNG
ZEL VUNG
CING VUNGNU
TATE WADDLE
THOMAS WADE
WRAY WADE
ADAM WAGNER
MATTHEW WAGNER
ROSE WAIBEL
NICHOLAS WAINSCOTT

MARK WAKEFIELD
NASH WAKEFIELD
STEPHEN WAKEFIELD
WHITNEY WAKEFIELD
JASON WAKEMAN
CODY WALDEN
CHRISTOPHER WALDREN
NIAZ WALI DAWLAT ZOY
ZAR WALI JALAL ZAI
EID WALI KHAN JALAL ZAI
WYATT WALIOR
DIANA WALKER
GRIFFIN WALKER
JOSHUA WALKER
RODERICK WALKER
SAGE WALKER
TREVOR WALKER
BRANDON WALKUP JR
AMILCAR WALLACE
BRITTNEY WALLACE
CARLOS WALLACE
JUSTIN WALLACE
LAVON WALLACE
MICHAEL WALLACE
MARK WALLANDER
JUSTIN WALLIS
FELIX WALLULATUM
RYAN WALSH
STEPHANIE WALTER
SHORICORE WALTERS
ANGIE WALTON
NEWMAN WALTON
GUOYI WANG
RONICA WANKMUELLER
DANIEL WARD
DEMOND WARD
HYKIEM WARD
MARQUIS WARD
SHANNON WARD
TYLER WARD
LEESA WARE
KEECYRIC WARNER
MICHAEL WARREN
ELIJAH WASHINGTON
MALCOM WASHINGTON
THURMOND WASHINGTON
DAVID WASSON
ALEXANDER WATKINS
GABRIEL WATKINS
TOMORROW WATKINS
BOONE WATSON
DAVION WATSON
DUSTIN WATSON
CALEB WATTEAU
SHAH WAZIR SHINWARI
MOHAMMAD WAZIRI
SAYED WAZIRI
NAIMATULLAH WAZIRZAI
NASRATULLAH WAZIRZAI
CAMERON WEAVER
LANDON WEAVER
ANDREW WEBB
BRAYLON WEBB
KENDRICK WEBB
ANGELINA WEBER
JORGE WEBER
SHAWN WEBSTER

TRENTON WEBSTER
JAMES WEIGEL
CIERRIA WEINBERG
RONALD WELCH
TRACEY WELDON
BRANDEN WELLS
THOMAS WELLS
SEAN WELSH
CODY WERNER
DAVID WEST
ANDREW WESTBROOK
WILLIAM WESTON
ABBY WHARTON
MICHAEL WHEELER
MICHELLE WHEELER
WILLIAM WHEELER
DUSTIN WHISENANT
HALEY WHISENANT
ADAM WHITE
ALLYN WHITE
CAMERON WHITE
EMILY WHITE
KYLE WHITE
TIMOTHY WHITE
TRACY WHITE
CODY WHITLOW
KENNY WHITT
STEVEN WHORTON
GORDON WICHMAN
DIKKI WICK
JASON WICK
ERIC WIDGER
SANIYA WILBERT
RYAN WILCOX
SHANNON WILCOX
DAMON WILDER
MICHAEL WILES
DEBORAH WILKINSON
ROBERT WILKINSON
BRANDON WILLADSON
SHELLIE WILLEFORD
ALYSHA WILLEY
VICTORIO WILLIAM
ALLEN WILLIAMS
ALYSSIA WILLIAMS
ANTONIO WILLIAMS
ANTONIO WILLIAMS
ASHLEY WILLIAMS
BOBBY WILLIAMS
CHANTE WILLIAMS
CORNEL WILLIAMS
DELYNN WILLIAMS
DERRICK WILLIAMS
ERROL WILLIAMS
JACOB WILLIAMS
JAKAYLA WILLIAMS
JAQUAI WILLIAMS
JASON WILLIAMS
JASON WILLIAMS
JONATHAN WILLIAMS
MARQUAVION WILLIAMS
MICHAEL WILLIAMS
MISTY WILLIAMS
NICOLE WILLIAMS
ORION WILLIAMS
QUINTANNA WILLIAMS
RODNEY WILLIAMS

RONYN WILLIAMS
SAMMIE WILLIAMS
SCOTT WILLIAMS
VANDOIL WILLIAMS
WHITNEY WILLIAMS
LARRY WILLIAMS JR
SHELBY WILLIAMS ROBERTS
DUSTIN WILLIFORD
HEATHER WILLIS
JOHNATHAN WILLIS
KIEARASHA WILLIS
TRINITY WILLIS
KEVIN WILLIS JR
DOUGLAS WILLMSCHEN
BRITT WILLOWS
DIEGO WILLY
CECIL WILMARTH
AARON WILSON
ANTHONY WILSON
AUTUMN WILSON
BEVERLY WILSON
BRANDY WILSON
DONALD WILSON
HEIDI WILSON
ISAAC WILSON
IVAN WILSON
JAQUAVIAN WILSON
KASEY WILSON
KEVIN WILSON
LARRY WILSON
MALACHI WILSON
MARLIN WILSON
MATTHEW WILSON
REGINALD WILSON
SADARA WILSON
TIMOTHY WILSON
MYA WIN
NAW WIN
EVAN WINEGAR
NEVAEH WINGLE
THOMAS WINGO
VINCENT WINTON
PONGAMPAI WISE
AMELIA WITHROW
NOOR WIYAL
KAYLI WOIRHAYE
CHRISTOPHER WOLFE
KENNETH WOLFE
NOLAN WOLFE
TRAVIS WOLFE
CHRIS WOLFORD
RICHARD WOLLEAT
EMILY WOOD
NICHOLAS WOOD
TYLER WOOD
CAMERON WOODKINS
NIKISHAMA WOODKINS
KYANNA WOODRIFF
JAMAIL WOODS
MATTHEW WOODS
TONY WOODS
PATRICIA WORRELL
GREGORY WORTH
KASEY WORTHINGTON
AMBER WRIGHT
BENJAMIN WRIGHT
DARRELL WRITT

CHRISTIAN WYATT
AARON WYNGARDEN
THOMAS WYNNE
PHIA XIONG
TOU XIONG
TOU XIONG
JOSHUA YAGER
PABLO YANES
ANA YANES PORTILLO
DINA YANES PORTILLO
ISABELLA YANG
DONALD YARBOUGH
PATRIAL YARBROUGH
JAMES YARBROUGH JR
KADEN YBARRA
ANGEL YOUNG
CHRISTOPHER YOUNG
CODY YOUNG
COLBY YOUNG
JESSICA YOUNG
JORDAN YOUNG
MARC YOUNG
MICHELLE YOUNG
CALEB YOUNGPUPPY
DOMONIC ZACHARY
NADEEN ZADRAN
NIK ZADRAN
RAHMANULLAH ZADRAN
ROHMAIL ZAI
CIIN ZAM
CING ZAM
CING ZAM
EN ZAM
HAU ZAM
HAU ZAM
KHAN ZAMAN MAMOON
ELIAS ZAMBRANO
JOSUE ZAMBRANO
NEUDO ZAMBRANO SOLANO
DAVID ZAMORA
NICHOLAS ZAMORA
HUNTER ZANCHIN
FATIMA ZAPATA
MARIA ZARATE
NOHEMY ZARATE
JUAN ZAVALA
MIRNA ZAVALA JUAREZ
AURORA ZAVALETA
SAW ZAW
ALEX ZELAYA
DENIA ZELAYA
BRIAN ZELLER
CING ZEN
CINDY ZEPEDA
MADELINE ZEPEDA
REYNA ZEPEDA RIVERA
JUAN ZERMENO
VIRGINIA ZERMENO
MU ZIN
CIN ZO
VAI ZO
ADRIEN ZORRILLA
EUGENE ZSCHECK
YAQOOB ZULPIQAR
BRYAN ZUNIGA
ZEN ZUUN
AUSTIN ZYCH



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